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TABLE OF CONTENTS

Filed Pursuant to Rule 424(b)(3)
Registration File No. 333-127321

PROSPECTUS

2,191,750 Shares
Common Stock

        This prospectus relates to the offer and sale from time to time of up to an aggregate of 2,191,750 shares of our common stock for the account of the stockholders named in this prospectus. A selling stockholder may sell none, some or all of the shares offered by this prospectus. We cannot predict when or in what amounts a selling stockholder may sell any of the shares offered by this prospectus. We will not receive any proceeds from sales by selling security holders.

        On June 15, 2005, we sold 852,912 shares of Series A preferred stock to "accredited investors" in a private offering exempt from registration under the Securities Act of 1933. We entered into a registration rights agreement with the placement agent in the offering in which we agreed, for the benefit of the holders of the Series A preferred stock, to file a registration statement with the U.S. Securities and Exchange Commission with respect to resales of the common stock issued upon the conversion of the Series A preferred stock. We also agreed to use our reasonable best efforts to keep the registration statement effective for two years or such earlier date as all of the common stock issued upon the conversion of the Series A preferred stock has been sold.

        Our common stock is traded on the Over-the-Counter Bulletin Board under the symbol "WECP.OB". We anticipate that our common stock will be listed on the NASDAQ National Market on December 27, 2005, at which point our common stock will be traded under the symbol "WHIT". The last reported sales price per share of our common stock as reported on the OTC Bulletin Board on December 19, 2005 was $10.11.

        Investing in our common stock involves risks. Please read carefully the information under the headings "Risk Factors" beginning on page 4 and "Forward-Looking Statements" on page 14 of this prospectus before you invest in our common stock.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is December 20, 2005.

        You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

TABLE OF CONTENTS

PROSPECTUS SUMMARY
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
BUSINESS
DESCRIPTION OF PROPERTIES
MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
MANAGEMENT
EXECUTIVE COMPENSATION
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
DESCRIPTION OF CAPITAL STOCK
PLAN OF DISTRIBUTION
SELLING STOCKHOLDERS
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
GLOSSARY OF OIL AND GAS TERMS
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

PROSPECTUS SUMMARY

        The following summary highlights selected information contained in this prospectus. This summary does not contain all the information you should consider before investing in the securities. Before making an investment decision, you should read the entire prospectus carefully, including the "Risk Factors" section, the financial statements and the notes to the financial statements. All references to "we," "our," "ours," and "us," or "Whittier" in this prospectus are to Whittier Energy Corporation and its subsidiaries, unless otherwise indicated.

Our Company

        We are an independent oil and gas exploration and production company primarily engaged in the acquisition, exploration and development of oil and gas properties in the continental United States. Our assets consist primarily of operated and non-operated working interests, royalty interests, partnership interests, and mineral acreage in various oil and gas properties, principally located in the Gulf Coast region, South Texas and the Permian Basin. Our business strategy is to achieve continuous growth using a portfolio investment approach to our capital spending—the majority on the acquisition of lower risk proved oil and gas properties and the remainder on moderate risk exploration and development drilling opportunities.

        On June 15, 2005, we acquired RIMCO Production Company, Inc., a privately held Delaware corporation. The transaction substantially increased our properties, production and undeveloped acreage. Specifically, we acquired working interests in approximately 116 active wells and one unit in 18 producing fields principally located in the Gulf Coast region in Texas, Louisiana, and Alabama and added approximately 23.1 billion cubic feet of natural gas equivalent of proved reserves, approximately 8.4 million cubic feet of natural gas equivalent of daily production, and significant undeveloped acreage with multiple prospects. We funded the acquisition using borrowings under a new $75 million revolving credit facility and proceeds from the sale of 852,912 shares of our Series A preferred stock. Each share of Series A preferred stock will automatically convert into 10 shares of our common stock when and if our common stock is listed on the Nasdaq National Market.

        On July 1, 2005, we effected a one-for-three reverse split of our authorized and outstanding shares of common stock as part of our efforts to list our common stock on the Nasdaq National Market. We are currently authorized to issue 100 million shares of common stock, of which approximately 3,985,325 shares were outstanding as of December 19, 2005.

        Effective July 1, 2005, we adopted the full cost method of accounting for our oil and gas activities. Management believes that the full cost method is preferable for a company more actively involved in the exploration and development of oil and gas reserves. The full cost method was also utilized by RIMCO prior to the acquisition, and the assets acquired from RIMCO constitute more than 50% of the combined assets of the companies. Additionally, the full cost method is used by many of Whittier's peers and management believes the change will improve the comparability of Whittier's financial statements with its peer group. Whittier has restated its consolidated financial statements for the years ended December 31, 2004 and December 31, 2003 included herein to reflect the full cost method of accounting.

        This prospectus is part of a registration statement that we have filed to satisfy our obligations under a registration rights agreement entered into with the placement agent of our Series A preferred stock. We agreed to file the registration statement to permit the public resale of common stock to be issued upon conversion of the Series A preferred stock by holders of our Series A preferred stock and to use our reasonable best efforts to keep the registration statement effective for an extended period. We will not receive any of the proceeds from the sale of any shares of common stock by the selling stockholders.

        Our principal executive offices are located at 333 Clay Street, Suite 1100, Houston, Texas 77002 and our telephone number is (713) 850-1880. We are a Nevada corporation.

RISK FACTORS

        In addition to the other information set forth elsewhere in this prospectus, the following factors relating to our company and our common stock should be considered carefully before making an investment decision.

Risks Related to Our Business and Industry

        Oil and natural gas prices are volatile, and low prices could have a material adverse impact on our business.

        Our revenues, profitability and future growth and the carrying value of our properties depend substantially on prevailing oil and natural gas prices. Prices also affect the amount of cash flow available for capital expenditures and our ability to borrow and raise additional capital. The amount we will be able to borrow under our new revolving credit facility will be subject to periodic redetermination based in part on changing expectations of future prices. Lower prices may also reduce the amount of oil and natural gas that we can economically produce and have an adverse effect on the value of our properties.

        Prices for oil and natural gas have increased significantly over the past eighteen months. Historically, the markets for oil and natural gas have been volatile, and they are likely to continue to be volatile. Among the factors that can cause volatility are:

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  the domestic and foreign supply of oil and natural gas;

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  the ability of members of the Organization of Petroleum Exporting Countries ("OPEC") and other producing countries to agree upon and maintain oil prices and production levels;

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  changes in foreign exchange rates;

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  political instability, armed conflict or terrorist attacks, whether or not in oil or natural gas producing regions;

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  the level of consumer product demand;

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  the growth of consumer product demand in emerging markets, such as China;

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  labor unrest in oil and natural gas producing regions;

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  weather conditions;

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  the price and availability of alternative fuels;

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  the price of foreign imports;

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  worldwide economic conditions; and

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  the availability of liquid natural gas imports.

        These external factors and the volatile nature of the energy markets make it difficult to estimate future prices of oil and natural gas.

        We may not be able to replace production with new reserves through our drilling or acquisition activities.

        In general, the volume of production from oil and natural gas properties declines as reserves are depleted. Our reserves will decline as they are produced unless we acquire properties with proved reserves or conduct successful development and exploration activities. Our future oil and natural gas production is highly dependent upon our level of success in finding or acquiring additional reserves. However, we cannot assure you that our future acquisition, development and exploration activities will result in any specific amount of additional proved reserves or that we will be able to drill productive wells at acceptable costs.

        The successful acquisition of producing properties requires an assessment of a number of factors. These factors include recoverable reserves, future oil and natural gas prices, operating costs and potential environmental and other liabilities, title issues and other factors. Such assessments are inexact and their accuracy is inherently uncertain. In connection with such assessments, we perform a review of the subject properties that we believe is thorough. However, there is no assurance that such a review will reveal all existing or potential problems or allow us to fully assess the deficiencies and capabilities of such properties. We cannot assure you that we will be able to acquire properties at acceptable prices because the competition for producing oil and natural gas properties is particularly intense at this time and many of our competitors have financial and other resources which are substantially greater than those available to us.

        Our bank lenders can limit our borrowing capabilities, which may materially impact our operations.

        As of December 19, 2005 our bank debt is $17 million and we have approximately $8 million in cash and an additional $9.5 million in available borrowing capacity under our bank revolving credit facility. The borrowing base limitation under our credit facility will be semi-annually redetermined. Redeterminations will be based upon a number of factors, including commodity prices and reserve levels. The first redetermination date is expected to occur in December 2005. Upon a redetermination, we could be required to repay a portion of our bank debt. We may not have sufficient funds to make such repayments, which could result in a default under the terms of the credit agreement and an acceleration of the loan. We intend to finance our development, acquisition and exploration activities with cash flow from operations, bank borrowings and other financing activities. In addition, we may significantly alter our capitalization in order to make future acquisitions or develop our properties. These changes in capitalization may significantly increase our level of debt. If we incur additional debt for these or other purposes, the related risks that we now face could intensify. A higher level of debt also increases the risk that we may default on our debt obligations. Our ability to meet our debt obligations and to reduce our level of debt depends on our future performance which is affected by general economic conditions and financial, business and other factors. Many of these factors are beyond our control. Our level of debt affects our operations in several important ways, including the following:

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  a portion of our cash flow from operations is used to pay interest on borrowings;

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  the covenants contained in the agreements governing our debt limit our ability to borrow additional funds, pay dividends, dispose of assets and otherwise may affect our flexibility in planning for, and reacting to, changes in business conditions;

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  a high level of debt may impair our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate or other purposes;

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  a leveraged financial position would make us more vulnerable to economic downturns and could limit our ability to withstand competitive pressures; and

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  any debt that we incur under our revolving credit facility will be at variable rates which makes us vulnerable to increases in interest rates.

        Our ability to finance our business activities will require us to generate substantial cash flow.

        Our business activities require substantial capital. We have budgeted total capital expenditures for 2005 of approximately $15 million. We intend to finance our capital expenditures in the future through cash flow from operations, the incurrence of additional indebtedness and/or the issuance of additional equity securities. We cannot be certain that our business will continue to generate cash flow at or above current levels. Future cash flows and the availability of financing will be subject to a number of variables, such as:

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  production levels from existing wells;

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  prices of oil and natural gas;

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  our results in locating and producing new reserves;

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  the success and timing of development of proved undeveloped reserves; and

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  general economic, financial, competitive, legislative, regulatory and other factors beyond our control.

        If we are unable to generate sufficient cash flow from operations to service our debt, we may have to obtain additional financing by issuing debt and/or equity. We cannot be certain that any additional financing will be available to us on acceptable terms. Issuing equity securities to satisfy our financing requirements could cause substantial dilution to our existing stockholders. The level of our debt financing could also materially affect our operations.

        If our revenues were to decrease due to lower oil and natural gas prices, decreased production or other reasons, and if we are unable to obtain capital through our revolving credit facility or otherwise, our ability to execute our development and acquisition plans, replace our reserves or maintain production levels could be greatly limited.

        Drilling wells is speculative, often involves significant costs and may not result in additions to our production or reserves.

        Developing and exploring for oil and natural gas reserves involves a high degree of operating and financial risk. The actual costs of drilling, completing and operating wells often exceed our budget for such costs and can increase significantly when drilling costs rise due to a tightening in the supply of various types of oilfield equipment and related services. Drilling may be unsuccessful for many reasons, including title problems, weather, cost overruns, equipment shortages, mechanical difficulties, and faulty assumptions about geological features. Moreover, the drilling of a productive oil or natural gas well does not ensure a profitable investment. Exploratory wells bear a much greater risk of loss than development wells. A variety of factors, including geological and market-related factors, can cause a well to become uneconomical or only marginally economic. In addition to their cost, unsuccessful wells can hurt our efforts to replace reserves.

        Estimates of oil and natural gas reserves are uncertain and inherently imprecise and any material inaccuracies in these reserve estimates will materially affect the quantities and the value of our reserves.

        Proved reserves are estimated reserves of crude oil and natural gas that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves are those expected to be recovered through existing wells, equipment and operating methods.

        This prospectus contains estimates of our proved oil and natural gas reserves and the estimated future net revenues from such reserves. These estimates are based upon various assumptions, including those related to oil and natural gas prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. The process of estimating oil and natural gas reserves is complex. This process requires significant decisions and assumptions in the evaluation of available geological, geophysical, engineering and economic data for each reservoir. Therefore, these estimates are inherently imprecise.

        Actual future production, oil and natural gas prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable oil and natural gas reserves will vary from those estimated. Any significant variance could materially affect the estimated quantities and the value of our reserves. Our properties may also be susceptible to hydrocarbon drainage from production by other operators on adjacent properties. In addition, we may adjust estimates of proved reserves to reflect production history, results of exploration and development, prevailing oil and natural gas prices and other factors, many of which are beyond our control.

        At December 31, 2004, on a pro forma basis to include our acquisition of RIMCO Production Company, Inc. ("RIMCO"), approximately 22% of our estimated proved reserves were undeveloped. Estimates of undeveloped reserves are less certain than estimates of developed reserves. Recovery of undeveloped reserves requires significant capital expenditures and successful drilling operations. The reserve data assumes that we will make significant capital expenditures to develop our reserves. Although we have prepared estimates of these oil and natural gas reserves and the costs associated with development of these reserves, we cannot assure you that the estimated costs or estimated reserves are accurate, that development will occur as scheduled or that the actual results will be as estimated.

        The standardized measure of discounted future net cash flows ("PV-10") included in this prospectus is computed by applying year-end prices of oil and gas (with consideration of price changes only to the extent provided by contractual arrangements) to the estimated future production of proved oil and gas reserves, less estimated future expenditures (based on year-end costs) to be incurred in developing and producing the proved reserves, less estimated future income tax expenses. The estimated future net cash flows are then discounted using a rate of 10% a year to reflect the estimated timing of the future cash flows.

        In addition, you should not construe our estimate of PV-10 as the current market value of the estimated oil and natural gas reserves attributable to our properties. We have based the estimated discounted future net cash flows from proved reserves on prices and costs as of the date of the estimate, whereas actual future prices and costs may be materially higher or lower. Many factors will affect actual future net cash flow, including:

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  prices of oil and natural gas;

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  the amount and timing of actual production;

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  the cost, timing and success in developing proved undeveloped reserves;

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  supply and demand for oil and natural gas;

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  curtailments or increases in consumption by oil and natural gas purchasers; and

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  changes in governmental regulations or taxation.

        The timing of the production of oil and natural gas properties and of the related expenses affect the timing of actual future net cash flow from proved reserves and, thus, their actual value. In addition, the 10% discount factor, which is used to calculate PV-10, is not necessarily the most appropriate discount factor given actual interest rates and risks to which our business or the oil and natural gas industry in general are subject.

        We depend on the skill, ability and decisions of third party operators to a significant extent.

        As of December 19, 2005, we operate approximately 35% of our estimated proved reserves. The success of the drilling, development and production of the oil and natural gas properties in which we have or expect to have a non-operating working interest is substantially dependent upon the decisions of such third-party operators and their diligence to comply with various laws, rules and regulations affecting such properties. The failure of any third-party operator to

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  make decisions,

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  perform their services,

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  discharge their obligations,

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  deal with regulatory agencies, or

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  comply with laws, rules and regulations, including environmental laws and regulations in a proper manner with respect to properties in which we have an interest could result in material adverse consequences to our interest in such properties, including substantial penalties and compliance costs. Such adverse consequences could result in substantial liabilities to us or reduce the value of our properties, which could negatively affect our results of operations.

        We depend substantially on the continued presence of key personnel for critical management decisions and industry contacts.

        Our future performance will be substantially dependent on retaining key members of our management group and certain independent contractors. The loss of the services of any of our executive officers, other key employees or independent contractors for any reason could have a material adverse effect on our business, operating results, financial condition and cash flows.

        Our business is highly competitive.

        The oil and natural gas industry is highly competitive in many respects, including identification of attractive oil and natural gas properties for acquisition, drilling and development, securing financing for such activities and obtaining the necessary equipment and personnel to conduct such operations and activities. In seeking suitable opportunities, we compete with a number of other companies, including large oil and natural gas companies and other independent operators with greater financial resources, larger numbers of personnel and facilities, and, in some cases, with more expertise. There can be no assurance that we will be able to compete effectively with these entities.

        Hedging transactions may limit our potential gains.

        To manage our exposure to price risks in the marketing of our oil and natural gas production, we have and will enter into oil and natural gas price hedging arrangements with respect to a portion of our expected production. While intended to reduce the effects of volatile oil and natural gas prices, such transactions may limit our potential gains and increase our potential losses if oil and natural gas prices were to rise substantially over the price established by the hedge. In addition, such transactions may expose us to the risk of loss in certain circumstances, including instances in which:

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  our production is less than expected;

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  there is a widening of price differentials between delivery points for our production and the delivery point assumed in the hedge arrangement; or

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  the counterparties to our hedging agreements fail to perform under the contracts.

        Our oil and natural gas activities are subject to various risks which are beyond our control.

        Our operations are subject to many risks and hazards incident to exploring and drilling for, producing, transporting, marketing and selling oil and natural gas. Although we may take precautionary measures, many of these risks and hazards are beyond our control and unavoidable under the circumstances. Many of these risks or hazards could materially and adversely affect our revenues and expenses, the ability of certain of our wells to produce oil and natural gas in commercial quantities, the rate of production and the economics of the development of, and our investment in the prospects in which we have or will acquire an interest. Any of these risks and hazards could materially and adversely affect our financial condition, results of operations and cash flows. Such risks and hazards include:

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  human error, accidents, labor force and other factors beyond our control that may cause personal injuries or death to persons and destruction or damage to equipment and facilities;

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  blowouts, fires, pollution and equipment failures that may result in damage to or destruction of wells, producing formations, production facilities and equipment;

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  unavailability of materials and equipment;

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  engineering and construction delays;

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  unanticipated transportation costs and delays;

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  unfavorable weather conditions;

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  hazards resulting from unusual or unexpected geological or environmental conditions;

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  environmental regulations and requirements;

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  accidental leakage of toxic or hazardous materials, such as petroleum liquids or drilling fluids, into the environment;

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  changes in laws and regulations, including laws and regulations applicable to oil and gas activities or markets for the oil and natural gas produced;

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  fluctuations in supply and demand for oil and gas causing variations of the prices we receive for our oil and natural gas production; and

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  the internal and political decisions of OPEC and oil and natural gas producing nations and their impact upon oil and gas prices.

        As a result of these risks, expenditures, quantities and rates of production, revenues and cash operating costs may be materially adversely affected and may differ materially from those anticipated by us.

        Governmental and environmental regulations could adversely affect our business.

        Our business is subject to federal, state and local laws and regulations on taxation, the exploration for and development, production and marketing of oil and natural gas and safety matters. Many laws and regulations require drilling permits and govern the spacing of wells, rates of production, prevention of waste, unitization and pooling of properties and other matters. These laws and regulations have increased the costs of planning, designing, drilling, installing, operating and abandoning our oil and natural gas wells and other facilities. In addition, these laws and regulations, and any others that are passed by the jurisdictions where we have production, could limit the total number of wells drilled or the allowable production from successful wells, which could limit our revenues.

        Our operations are also subject to complex environmental laws and regulations adopted by the various jurisdictions in which we have or expect to have oil and natural gas operations. We could incur liability to governments or third parties for any unlawful discharge of oil, natural gas or other pollutants into the air, soil or water, including responsibility for remedial costs. We could potentially discharge these materials into the environment in any of the following ways:

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  from a well or drilling equipment at a drill site;

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  from gathering systems, pipelines, transportation facilities and storage tanks;

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  damage to oil and natural gas wells resulting from accidents during normal operations; and

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  blowouts, adverse weather conditions, cratering and explosions.

        Because the requirements imposed by laws and regulations are frequently changed, we cannot assure you that laws and regulations enacted in the future, including changes to existing laws and regulations, will not adversely affect our business. In addition, because we acquire interests in properties that have been operated in the past by others, we may be liable for environmental damage caused by the former operators.

        We cannot be certain that the insurance coverage maintained by us will be adequate to cover all losses that may be sustained in connection with all oil and gas activities.

        We maintain general and excess liability policies, which we consider to be reasonable and consistent with industry standards. These policies generally cover:

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  personal injury;

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  bodily injury;

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  third party property damage;

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  medical expenses;

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  legal defense costs;

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  pollution in some cases;

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  well blowouts in some cases; and

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  worker's compensation.

        There can be no assurance that this insurance coverage will be sufficient to cover every claim made against us in the future. A loss in connection with our oil and natural gas properties could have a materially adverse effect on our financial position and results of operation to the extent that the insurance coverage provided under our policies cover only a portion of any such loss.

        Title to the properties in which we have an interest may be impaired by title defects.

        We generally obtain title opinions on significant properties that we drill or acquire. However, there is no assurance that we will not suffer a monetary loss from title defects or failure. Generally, under the terms of the operating agreements affecting our properties, any monetary loss is to be borne by all parties to any such agreement in proportion to their interests in such property. If there are any title defects or defects in assignment of leasehold rights in properties in which we hold an interest, we will suffer a financial loss.

        Failure to achieve and maintain effective internal control over our financial reporting in accordance with the rules of the SEC could harm our business and operating results and/or result in a loss of investor confidence in our financial reports, which could in turn have a material adverse effect on our business and stock price.

        Under current rules of the SEC, beginning with our annual report for the fiscal year ended December 31, 2006, we will be required to document and test our internal controls over financial reporting so that our management can certify as to the effectiveness of our internal controls and our independent registered public accounting firm can render an opinion on management's assessment. While we anticipate being able to fully implement the requirements relating to internal controls and all other aspects of related SEC rules in a timely fashion, we cannot be certain as to the timing of completion of our evaluation, testing and remediation actions, if any, or the impact of the same on our operations since there is no precedent available by which to measure compliance adequacy. The assessment of our internal controls over financial reporting will require us to expend significant management and employee time and resources and incur significant additional expense.

        During the course of our assessment of the effectiveness of our internal controls over financial reporting, we may identify material weaknesses in our internal controls over financial reporting, as well as any other weaknesses or deficiencies that may exist or hereafter arise or be identified, which could harm our business and operating results, and could result in adverse publicity, regulatory scrutiny and a loss of investor confidence in the accuracy and completeness of our financial reports. In turn, this could have a material adverse effect on our stock price, and, if such weaknesses are not properly remediated, could adversely affect our ability to report our financial results on a timely and accurate basis. Although we believe we would be able to take steps to remediate any material weaknesses we may discover, we cannot assure you that this remediation would be successful or that additional deficiencies or weaknesses in our controls and procedures would not be identified. In addition, we cannot assure you that our independent registered public accounting firm will agree with our assessment that any identified material weaknesses have been remediated. Moreover, we will continue to operate at a relatively small staffing level. Our control procedures have been designed with this staffing level in mind; however, they are highly dependent on each individual's performance of controls in the required manner. The loss of accounting personnel, particularly our chief financial officer, would adversely impact the effectiveness of our control environment and our internal controls, including our internal controls over financial reporting.

Risks Related to Our Common Stock

        Our directors, executive officers and principal stockholders own a significant percentage of our shares, which will limit your ability to influence corporate matters.

        As of December 19, 2005, our directors, executive officers and other principal stockholders own approximately 69% of our outstanding common stock. These persons will own approximately 27% of our common stock outstanding after the automatic conversion of all outstanding shares of Series A preferred stock, which will happen at the time our common stock is listed on Nasdaq National Market. Accordingly, these stockholders have, and can be expected to have, a significant voice in our affairs, in the outcome of stockholder voting concerning the election of directors, the adoption or amendment of provisions in our articles of incorporation and bylaws, and the approval of mergers and other significant corporate transactions.

        Future sales of our common stock by our existing stockholders may depress our stock price.

        Sales of a substantial number of shares of our common stock in the public market, or the perception that these sales may occur, could cause the market price of our common stock to decline and impair our ability to raise capital through the sale of additional common or preferred stock. As of December 19, 2005, approximately 4.0 million shares of our common stock were outstanding, and approximately 9.9 million shares of common stock were issuable upon conversion of all outstanding shares of Series A preferred stock and the exercise of outstanding options and warrants. Substantially all of these shares are, or upon issuance will be, freely tradable or have registration rights, including the 2,191,750 shares of common stock offered in this prospectus.

        You may experience dilution of your ownership interests due to the future issuance of additional shares of our common stock.

        We may in the future issue our previously authorized and unissued securities, resulting in the dilution of the ownership interests of our present stockholders. We are currently authorized to issue 100 million shares of common stock and one million shares of preferred stock with such designations, preferences and rights as determined by our board of directors. Issuance of additional shares of common stock may substantially dilute the ownership interests of our existing stockholders. The potential issuance of such additional shares of common stock may create downward pressure on the trading price of our common stock. We may also issue additional shares of our common stock or other securities that are convertible into or exercisable for common stock in connection with the hiring of personnel, future acquisitions, future public or private placements of our securities for capital raising purposes, or for other business purposes. Any such issuance would further dilute the interests of our existing stockholders.

        The trading price of our common stock may be volatile.

        The trading price of our shares of common stock has from time to time fluctuated widely and in the future may be subject to similar fluctuations. The trading price may be affected by a number of factors including the risk factors set forth herein as well as our operating results, financial condition, drilling activities and general conditions in the oil and natural gas exploration and development industry, the economy, the securities markets and other events. In addition, we have agreed to file registration statements to permit the public resale of 8,529,120 shares of common stock underlying our outstanding Series A preferred stock, and certain of our shareholders have demand and piggyback registration rights. The influx of such a substantial number of shares into the public market could have significant negative effect on the trading price of our common stock. In recent years broad stock market indices, in general, and smaller capitalization companies, in particular, have experienced substantial price fluctuations. In a volatile market, we may experience wide fluctuations in the market price of our common stock. These fluctuations may have an extremely negative effect on the market price of our common stock.

        Our common stock has been thinly traded on the Over-the-Counter Bulletin Board, which may not provide liquidity for our stockholders.

        Our common stock was quoted on the OTC Bulletin Board under the symbol "WHIT.OB" from January 2, 2004 through June 30, 2005. Since July 1, 2005, our common stock has been quoted on the OTC Bulletin Board under the symbol "WECP.OB". The OTC Bulletin Board is an inter-dealer, over-the-counter market that provides significantly less liquidity than the Nasdaq National Market. Securities traded on the OTC Bulletin Board are usually thinly traded, highly volatile, have fewer market makers and are not followed by analysts. The SEC's order handling rules, which apply to Nasdaq-listed securities, do not apply to securities quoted on the OTC Bulletin Board. Quotes for stocks included on the OTC Bulletin Board are not listed in newspapers. Therefore, prices for securities traded solely on the OTC Bulletin Board may be difficult to obtain and holders of shares of our common stock may be unable to resell their shares at or near their original acquisition price, or at any price.

        We may not be accepted for listing on the Nasdaq National Market.

        We have filed an application to have our common stock listed on the Nasdaq National Market, which will require that we satisfy the initial listing criteria, including those relating to minimum bid price, public float, market makers, and board independence requirements. While we believe we will meet the Nasdaq listing requirements, we cannot assure you that we will satisfy the requirements of the Nasdaq at all times after we apply, or that our common stock will be listed on the Nasdaq National Market if these requirements are satisfied.

        If our common stock is approved for listing, we will have no prior trading history on Nasdaq, and thus there is no way to determine the prices or volumes at which our common stock will trade on Nasdaq. Holders of shares of our common stock may not be able to resell their shares at or near their original acquisition price, or at any price. If our application is not accepted, our stock may not develop as active a trading market as stocks that are listed on Nasdaq or other national securities exchanges. Our stockholders may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of our stock. In addition, we will have more difficulty attracting the attention of market analysts. If our common stock is not approved for listing, the Series A preferred stock will not automatically convert into common stock, although a holder may elect to convert its shares of Series A preferred stock into common stock at any time. The Series A preferred stock will accrue dividends from the date of initial issuance at a rate of 8% per annum, but accrued dividends will not be paid if the Series A preferred stock automatically converts by December 31, 2005, and we will be required to redeem all of the outstanding Series A preferred stock on September 14, 2008 at 108% of the liquidation preference. Accrued and unpaid dividends on the Series A preferred stock that remain unpaid as of a quarterly dividend payment date will accrue additional dividends at a rate of 12% per annum until paid. We anticipate that on December 27, 2005 our Series A preferred stock will convert into 8,529,120 shares of common stock, which will be listed on the NASDAQ National Market on that date and will be traded under the symbol "WHIT".

        Provisions in our organizational documents and under Nevada law could delay or prevent a change in control of our company, which could adversely affect the price of our common stock.

        The existence of some provisions in our organizational documents and under Nevada law could delay or prevent a change in control of our company, which could adversely affect the price of our common stock. The provisions in our articles of incorporation and bylaws that could delay or prevent an unsolicited change in control of our company include board authority to issue preferred stock and advance notice provisions for director nominations or business to be considered at a stockholder meeting. In addition, Nevada law imposes restrictions on mergers and other business combinations between us and any holder of 10% or more of our outstanding common stock.

FORWARD-LOOKING STATEMENTS

        Included in this prospectus are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, included in this prospectus that address activities, events or developments that we expect or anticipate will or may occur in the future are forward-looking statements. The words "will," "should," "believe," "intend," "expect," "anticipate," "project," "estimate," "predict," "plan" and similar expressions are also intended to identify forward-looking statements.

        These forward-looking statements include, but are not limited to, statements regarding:

  •
  estimates of proved reserve quantities and net present values of those reserves;

  •
  estimates of probable and possible reserve quantities;

  •
  reserve potential;

  •
  business strategy;

  •
  estimates of future commodity prices;

  •
  amounts and types of capital expenditures and operating expenses;

  •
  expansion and growth of our business and operations;

  •
  expansion and development trends of the oil and natural gas industry;

  •
  production of oil and natural gas reserves;

  •
  exploration prospects;

  •
  wells to be drilled, and drilling results;

  •
  operating results and working capital; and

  •
  future methods and types of financing.

        Such forward-looking statements involve assumptions and are subject to known and unknown risks and uncertainties that could cause actual results or performance to differ materially from those expressed or implied by such forward-looking statements. Although we believe that the assumptions reflected in such forward-looking statements are reasonable, we can give no assurance that such assumptions will prove to have been correct. You should read the section entitled "Risk Factors" for a discussion of some of the factors that may affect these assumptions. Forward-looking statements speak only as of the date they are made and we undertake no obligation to update them.

USE OF PROCEEDS

        This prospectus relates to the offer and sale from time to time of up to an aggregate of 2,191,750 shares of common stock for the account of the selling stockholders referred to in this prospectus. We will not receive any of the proceeds from the sale of any shares of common stock by the selling stockholders. Please read "Selling Stockholders" for a list of the persons receiving proceeds from the sale of the common stock covered by this prospectus.

BUSINESS

        We are an independent energy company engaged in the acquisition, development, exploration and production of natural gas and crude oil. We operate in three principal areas—the Gulf Coast region, South Texas and the Permian Basin. Pro forma to include our recent acquisition of RIMCO, our estimated 2005 average net production rate through September 30, 2005 was 2,283 Boe per day. As of December 31, 2004, our estimated net proved reserves, pro forma to include the RIMCO acquisition, were approximately 6.5 Mmboe, of which 58% were crude oil, with a PV-10 of approximately $96 million. Approximately 78% of our pro forma proved reserves were classified as proved developed as of December 31, 2004. The estimates of our pro forma proved reserves were made in accordance with SEC guidelines. The pro forma reserves-to-production ratio for our properties is estimated to be approximately 8.1 years. The following table sets forth by operating area a pro forma summary of our estimated average net daily production for the nine months ended September 30, 2005 and certain estimated net proved reserve information as of December 31, 2004:

		Proved Reserves at December 31, 2004
	Nine Months Ended September 30, 2005 Estimated Average Net Daily Production (Boe/d)
Property/Area		Total (Mboe)	Oil (%)	PV-10(1) (millions)
Gulf Coast	743	2,326	72%	$35.5
South Texas	1,212	2,217	33	35.3
Permian Basin	149	1,615	65	21.5
Other	179	349	68	3.9

Total	2,283	6,507	58%	$96.2

(1)
Based on NYMEX prices of $43.45 per Bbl and $6.15 per Mmbtu at December 31, 2004 for Whittier and a West Texas Intermediate Price of $40.25 per Bbl and a Henry Hub spot price of $6.18 per Mmbtu for RIMCO, in each case adjusted for basis and quality differentials and held constant for the life of the properties. PV-10 is pre-tax.

        We have 27 development drilling locations and a large inventory of undeveloped prospects. We expect these drilling locations and prospects will provide us with at least two years of drilling opportunities. We believe that our acquisition and exploration expertise, operating experience and simplified capital structure provide us with the ability to generate substantial current cash flow and position us for future growth.

Recent Developments

  RIMCO Acquisition

        On June 15, 2005, we acquired RIMCO Production Company, Inc., a privately held Delaware corporation, for approximately $57.1 million, including $55 million in cash and $2.1 million in closing costs and net assumed liabilities. As a result of this transaction, we acquired working interests in approximately 116 active wells and one unit in 18 producing fields principally located in the Gulf Coast region in Texas, Louisiana, and Alabama. The transaction adds approximately 23.1 billion cubic feet of natural gas equivalent (Bcfe) of proved reserves, approximately 8.4 million cubic feet of natural gas equivalent (Mmcfe) of daily production, and significant undeveloped acreage with multiple prospects.

        The properties acquired are located primarily within Whittier's core Gulf Coast area, as well as two properties located in the Permian Basin. In Texas, major properties include the Tom East Field in Brooks County, the Esperson Dome Field in Liberty County, and the Windham Field in Midland County. In Louisiana, major properties include the West Coffee Bay Field in Lafourche Parish, the Vinton Dome Field in Calcasieu Parish, and the greater Duson area in Lafayette Parish.

  New Credit Facility

        In connection with the RIMCO acquisition, on June 15, 2005 we entered into a $75 million revolving credit facility with BNP Paribas as the lead bank and administrative agent. The credit facility had an initial borrowing base of $30.5 million. As of December 19, 2005, we have borrowed approximately $17 million from the credit facility to partially fund the acquisition and to repay approximately $8.5 million and $1 million of bank debt held by Whittier and RIMCO, respectively. The borrowing base is subject to review and adjustment on a semi-annual basis. Amounts outstanding under the revolver bear interest at specified margins over the London Interbank Offered Rate ("LIBOR") of 1.50% to 2.25%. Such margins fluctuate based on the utilization of the facility. Borrowings under the revolver are secured by first priority liens on substantially all of our assets, including equity interests in subsidiaries. We are subject to certain financial covenants pertaining to minimum working capital levels, minimum coverage of interest expenses, and a maximum leverage ratio. In addition, we are subject to covenants limiting dividends and other restricted payments, transactions with affiliates, incurrence of debt, changes of control, asset sales, and liens on properties. All amounts drawn under the revolver will mature on June 15, 2008.

  One-for-Three Reverse Split of our Common Stock

        On July 1, 2005, we effected a one-for-three reverse split of our authorized and outstanding shares of common stock. Immediately before the reverse split, Whittier had 100,000,000 shares of common stock, par value $0.001 per share, authorized, of which 11,583,502 shares of common stock were outstanding. As a result of the reverse split, Whittier had 33,333,334 authorized shares of common stock, par value $0.001 per share outstanding. On October 19, 2005, we filed a Certificate of Amendment to our Articles of Incorporation, increasing the number of authorized shares of Whittier common stock to 100,000,000 shares. Approximately 3,985,325 shares were outstanding as of December 19, 2005. Neither the one-for-three reverse split nor the amendment to our Articles of Incorporation affected the number of authorized and outstanding shares of Whittier's preferred stock.

  Repayment of Convertible Promissory Note

        In June 2004, we issued a six-year, approximate $1.8 million subordinated note bearing interest at a rate of 7% per annum and convertible into our common stock at a conversion price of $6.00 per share to Texas Independent Exploration Limited and certain of its affiliates in connection with our acquisition of various operated working interests in three gas fields in South Texas. On July 22, 2005, Texas Independent Exploration Limited and certain of its affiliates converted $714,936 of the outstanding principal on the note into 119,156 shares of our common stock at a conversion price of $6.00 per share. On that same date, Whittier repaid all remaining principal and accrued but unpaid interest on the note in cash.

  Conversion from Successful Efforts to Full Cost Accounting

        Effective July 1, 2005, we adopted the full cost method of accounting for our oil and gas activities, which is the accounting method historically utilized by RIMCO prior to our acquisition of that entity and the assets acquired from RIMCO constitute more than 50% of the combined Company's assets. The management of Whittier believes that the full cost method is preferable for a company more actively involved in the exploration and development of oil and gas reserves. Additionally, the full cost method is used by many of Whittier's peers and management believes the change will improve the comparability of Whittier's financial statements with its peer group. Whittier has restated its consolidated financial statements for the years ended December 31, 2004 and December 31, 2003 included herein to reflect the full cost method of accounting.

Our Strategy

        Our primary objective is to build shareholder value by creating a well-capitalized growth platform that provides an underlying base of assets and cash flow we can grow through acquisitions and drilling. Our strategy has been growth through acquisitions combined with a disciplined portfolio approach of investing in lower risk development drilling with exposure to higher return exploration opportunities. We will continue to allocate 70-80% of our budgeted capital expenditures to developmental drilling and 20-30% to exploration activities. To accomplish this strategy we focus on the following:

  •
  Strategic Acquisitions. We continually review opportunities to acquire producing properties in our core areas. We prefer negotiated transactions and pursue opportunities that contain proved reserve value as well as meaningful exploitation and exploration upside potential.

  •
  Accelerated Development of Existing Properties. We conduct detailed technical analyses of our properties which guide our efforts to add proved reserves and production through in-fill drilling, step-out drilling, well recompletions and low to medium risk exploitation and exploration projects.

  •
  Exploration Activities. We intend to conduct an active exploitation and exploration program to grow our proved reserves, production and cash flow, in part by leveraging the successful track record of the RIMCO exploration team to generate new oil and gas prospects in our core areas. While we prefer to operate our projects, we continually review exploitation and exploration opportunities generated by industry partners. We will manage our financial and operational risks through sales of promoted interests to industry partners on a selective basis.

  •
  Rationalization of Property Portfolio. We actively pursue opportunities to reduce and control operating costs by selling marginal, high cost and non-core properties.

  •
  Maintenance of Financial Flexibility. We intend to manage and optimize our capital structure to maintain financial flexibility. A significant component of our strategy involves hedging a substantial portion of our expected production to manage our exposure to commodity price and cash flow volatility. We believe our expanded base of internally generated cash flow and other financial resources, including our new credit facility and access to improved capital markets, will allow us to continue to pursue strategic acquisitions and generate and participate in exploitation and exploration projects.

        In December 2003, Olympic effected a one-for-ten reverse split of its common stock and merged with and into its subsidiary, Whittier Energy Corporation, a Nevada corporation. As of the date of this prospectus, Whittier Energy Company's former shareholders own approximately 78% of Whittier's outstanding common stock or approximately 25% following conversion of the Series A preferred stock.

Marketing

        We have marketed the natural gas and oil produced from our properties through typical channels for these products. We generally sell our oil at local field prices paid by the principal purchasers of the oil produced. The majority of our natural gas production is sold at current market rates. Both natural gas and oil are purchased by marketing companies, pipelines, major oil companies, public utilities, industrial customers and other users and processors of petroleum products. We are not confined to, or dependent upon, any one purchaser or small group of purchasers. Accordingly, the loss of a single purchaser, or a few purchasers, would not have a long-term material effect on our business because there generally are numerous purchasers in the areas in which we sell our production. We currently hedge a portion of our natural gas and oil production to manage our exposure to commodity price volatility in the marketing of our production and we intend to do so in the future.

Competition

        We compete in the exploration and production segment of the oil and gas industry with a number of other companies. These companies include large multinational oil and gas companies and other independent operators with greater financial resources and more experience than Whittier. We compete both with major oil and gas companies and with independent producers for, among other things, rights to develop oil and gas properties, access to limited pipeline capacity, procurement of available materials and resources, and hiring qualified personnel. We have not experienced any significant difficulties in sourcing and acquiring the raw materials necessary to conduct our operations and do not have any suppliers that we are principally dependent upon with regards to providing such raw materials.

Federal and State Regulatory Requirements

        Our drilling and production operations are subject to regulation under a wide range of state and federal statutes, rules, orders and regulations. State and federal statutes and regulations govern, among other matters, the amounts and types of substances and materials that may be released into the environment, the discharge and disposition of waste materials, the reclamation and abandonment of wells and facility sites and remediation of contaminated sites. They also require permits for drilling operations, drilling bonds and reports concerning operations. The states where we own properties and conduct exploration activities, and other states where we may acquire properties, may have regulations governing conservation matters, including provisions for the unitization or pooling of oil and natural gas properties, the establishment of maximum rates of production from oil and natural gas wells and the regulation of the spacing, plugging and abandonment of wells. The effect of these regulations is to limit the amount of oil and natural gas we can produce from our wells, if any, and to limit the number of wells or the locations at which we can drill. Moreover, each state generally imposes an ad valorem, production or severance tax with respect to the production and sale of crude oil, natural gas and gas liquids within its jurisdiction.

  Environmental Regulations

        Our exploration, production and marketing operations are regulated extensively at the federal, state and local levels. These regulations affect the costs, manner and feasibility of our operations. As an owner of oil and gas properties, we are subject to federal, state and local regulation of discharge of materials into, and protection of, the environment. We have no material outstanding site restoration or other environmental liabilities, and we do not anticipate that we will incur any material environmental liabilities with respect to our properties in the future. We believe we utilize operating practices that are environmentally responsible and meet, or exceed, regulatory requirements with respect to environmental and safety matters. We carry general liability insurance in amounts we believe are consistent with industry custom and practice. Notwithstanding the above, however, we may be required to make significant expenditures in our efforts to comply with the requirements of these environmental regulations, which may impose liability on us for the cost of pollution clean-up resulting from operations, subject us to liability for pollution damages and require suspension or cessation of operations in affected areas. Changes in or additions to regulations regarding the protection of the environment could increase our compliance costs and might hurt our business.

        We are subject to state and local regulations that impose permitting, reclamation, land use, conservation and other restrictions on our ability to drill and produce. These laws and regulations can require well and facility sites to be closed and reclaimed. We generally acquire and develop interests in oil and gas properties that have been operated in the past, and as a result of these transactions we may retain or assume clean-up or reclamation obligations for our own operations or those of third parties.

        We have not incurred any material costs relating to our compliance with federal, state or local laws during the year ended December 31, 2004 or for the period from January 1, 2005 through December 19, 2005.

Employees

        As of December 19, 2005, we have 18 full-time employees. We believe that our relationship with our employees is good. None of our employees is covered by a collective bargaining agreement. We use the services of independent consultants and contractors to perform various professional services, particularly in the areas of operational accounting, field level production, construction, design, well-site surveillance, permitting and environmental assessment.

Our Formation

        Whittier was originally incorporated in the Province of British Columbia, Canada, in 1986, under the name Global Data Systems Corp. Global Data Systems was later renamed Comtron Enterprises Inc. in November 1989. In October 1993, Comtron Enterprises changed its name to Olympic Resources Ltd. ("Olympic"). Olympic divested of most of its Canadian assets in 2000 and began focusing its attention on gas producing properties in the United States.

        Olympic reincorporated into the State of Wyoming from the Province of British Columbia on January 8, 2003. Our reincorporation into the United States was driven by the fact our principal business activities were and continue to be carried on in the continental United States, and because re-incorporation as a U.S. company would make available certain U.S. federal tax benefits in the event Olympic chose to enter into a future business combination or merger with another domestic corporation. No such reorganization was proposed at the time of the reincorporation, however.

        On September 10, 2003, Olympic acquired Whittier Energy Company and Whittier Energy Company shareholders received approximately 85% of the outstanding shares of Olympic's voting common stock.

Our Executive Offices and Website

        Our principal executive offices are located at 333 Clay Street, Suite 1100, Houston, Texas 77002 and our telephone number is (713) 850-1880. Our website is http://www.whittierenergy.com. We make available, free of charge through our website, our annual report on Form 10-KSB, quarterly reports on Form 10-QSB, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

DESCRIPTION OF PROPERTIES

Our Oil and Gas Properties

        Information regarding our estimated proved reserves and properties is presented below. Information relating to estimated proved reserves, production volumes, and budgeted capital expenditures is presented pro forma to include our acquisition of RIMCO, all as of the periods indicated.

Area	Nine Months Ended September 30, 2005 Estimated Average Net Daily Production (Boe/d)	Production (%)	Total (Mboe)	Oil (%)	PV-10(1) (millions)	PV-10 (%)
Gulf Coast	743	33%	2,326	72%	$35.5	37%
South Texas	1,212	52	2,217	33	35.3	37
Permian Basin	149	7	1,615	65	21.5	22
Other	179	8	349	68	3.9	4

Total	2,283	100%	6,507	58%	$96.2	100%

(1)
Based on NYMEX prices of $43.45 per Bbl and $6.15 per Mmbtu at December 31, 2004 for Whittier and a West Texas Intermediate price of $40.25 per Bbl and a Henry Hub spot price of $6.18 per Mmbtu for RIMCO, in each case adjusted for basis and quality differentials and prepared in accordance with SEC guidelines. PV-10 is pre-tax.

        Our significant properties are described by area in the following paragraphs. Approximately 95% of our proved reserves are located in three principal areas—the Gulf Coast region, South Texas and the Permian Basin.

  Gulf Coast

        South Louisiana.    Our largest operated fields in the region are Beaver Dam Creek in St. Helena Parish and Cut Off in Lafourche Parish. Both are mature producing fields with established production declines that produce from 14,500' and 11,500', respectively. Our working interest in Beaver Dam Creek is 89%, while our working interest in Cut Off is 87%. Other major producing fields in Louisiana include Coffee Bay in Lafourche Parish, Duson in Lafayette Parish, Kings Bayou in Cameron Parish, and Rayne in Acadia Parish. All four fields produce from 12,000' to 14,000' and we have between 10% and 35% interest in the fields.

        We have identified one proved location in the Cut Off field and one proved location in Kings Bayou. We have budgeted to drill in-fill locations in each of these fields in the first quarter of 2006. We also own a 9.7% interest in a well completed late in the second quarter of 2005 in the Greater Duson Area which is currently producing at a rate in excess of 18 Mmcfe per day. We are reviewing newly re-processed 3-D seismic data to determine if an offset location will be available.

        We have access to an extensive 3-D seismic database and have identified several additional drilling projects, including a two-well project in Calcasieu Parish, Louisiana with targets at 7,500' and 4,000' and a two-well project in Acadia Parish with targets at 10,500. We own 66% and 25% working interests in these projects, respectively. We are also in the process of shooting a new 40 square mile 3-D seismic shoot in Southwest Louisiana that is expected to be completed by year-end 2005.

        Southeast Texas.    The Esperson Dome/Ulrich area is a mature producing field that was redeveloped after a 3-D survey was shot in the mid-1990's. Thirty two wells have been drilled under the redevelopment program, 24 of which were productive. Production occurs from the Cook Mountain

(7,500') and Yegua (11,000') formations. Wells in this area typically produce at initial rates of 1 to 3 Mmcfe per day. We own an average working interest in the field of approximately 22% and have one remaining probable location which is budgeted to be drilled during the first quarter of 2006. Two 3-D supported wells were drilled successfully in the fourth quarter of 2005 and completion operations are ongoing.

        In addition to our interest in the Esperson Dome/Ulrich area, we initiated and participated in a new, 60 square mile 3-D shoot that was completed in the first quarter of 2005. Based upon the preliminary review of the 3-D seismic data, we have identified 15 Yegua (13,000') and five Nodosaria (7,500') targets, and we expect to begin drilling these prospects in the first quarter of 2006. Yegua wells in these areas typically produce at initial rates of 2 to 5 Mmcfe per day, while Nodosaria wells typically produce at initial rates of 1 to 2 Mmcfe per day. Our interest in the project is approximately 18%. We have leased over 2,300 acres (424 net) and are in the process of converting a large portion of the remaining 18,000 acres (3,264 net) that were optioned relating to this project.

        South Texas.    Our principal fields in the region are Tom East (Vicksburg) and Scott & Hopper (Vicksburg) in Brooks County, Big Wells (San Miguel) in Dimmitt County and Tom Lyne (Wilcox) in Live Oak County. All four are mature producing fields with established production rates that produce from approximately 13,000', 9,000', 5,000' and 10,000' respectively. Our working interest in Tom East is 14%, approximately 50% in Scott & Hopper, 100% in Big Wells and 55% in Tom Lyne. Other major producing fields for this region include Rincon and Bonnie View and these fields produce from 6,000'. We are conducting an active drilling program in the region with three wells drilled and completed during the year through November 2005. This includes the Scott & Hopper #4, which was recompleted in October from the 9500' zone to a shallower Vicksburg interval and is currently producing in excess of 4 Mmcfe per day (1.6 Mmcfe per day net). The Swierc #4 in the Tom Lyne field was also drilled and completed during 2005 and was brought on during November at over 1 Mmcfe per day (.5 Mmcfe per day net). One additional well is planned for December 2005. We also own non-operated interests in the Hamel and Club de Campo fields in Colorado and Hardin Counties, respectively.

        Permian Basin.    In this region, we have interests in two fields, the Windham Field in Midland County, Texas and Langlie Mattix Field in Lea County, New Mexico. Both fields are mature producing fields with established production rates and shallow declines, and we have identified proved in-fill locations in both fields. The Windham Field was discovered and developed by RIMCO and its partners in the early 1990's and produces from the Devonian and Penn formations at 11,000' and 9,000', respectively. We own an average working interest in the field of 53% and have identified seven proved undeveloped in-fill and six probable locations. The Langlie Mattix Field is an established Seven Rivers waterflood unit with production from depths of 3,500'-4,000' and we own a 75% working interest in the unit. Portions of the field have been down-spaced to 20-acres and we have identified 19 down-spaced in-fill locations, which would complete the development of the southern portion of the unit. We have also identified an additional 29 probable locations to complete the down-spacing for the western section of the unit. Subject to rig availability, which has been very tight in this area, we are planning development drilling in both fields in 2006.

  Oil and Gas Reserves

        The following table sets forth certain information with respect to our oil and natural gas estimated proved reserve and production information on an actual and combined pro forma basis to reflect our acquisition of RIMCO, prepared in accordance with SEC requirements. The following information should be read in connection with the reserve and production information contained in the financial statements and notes thereto included in this prospectus. The information set forth below is not necessarily indicative of future results. See "Risk Factors—Estimates of oil and natural gas reserves are uncertain and inherently imprecise and any material inaccuracies in these reserve estimates will materially affect the quantities and the value of our reserves."

	Whittier(4)	RIMCO(5)	Pro forma Combined(6)
At December 31, 2004
Estimated Proved Reserves(1):
Oil (Mbbls)(2)	1,735	2,020	3,755
Natural gas (Mmcf)	5,559	10,954	16,513
Total barrels of oil equivalent (Mboe)	2,661	3,846	6,507
Percent oil	65%	53%	58%
Percent proved developed	86%	71%	78%
PV-10 before income taxes (in thousands)	$33,458	$62,762	$96,220
For the Year Ended December 31, 2004
Net Production Volumes:
Oil (Mbbls)(2)	178	203	381
Natural gas (Mmcf)	795	1,746	2,541
Barrels of oil equivalent (Mboe)	311	494	805
Average daily production (Boe)	849	1,353	2,202
Average Sales Price(3):
Oil ($/Bbl)	$30.56	$33.78	$32.28
Natural gas ($/Mcf)	5.89	5.93	5.92
Barrels of oil equivalent ($/Boe)	32.60	34.98	34.06
Expenses ($/Boe):
Lease operating expense	$9.53	$7.13	$8.05
Production taxes	3.96	1.52	2.46
Depreciation, depletion and amortization	7.87	9.28	12.28
Capital expenditures (in thousands)	$12,363	$4,522	$16,885
For the Nine Months Ended September 30, 2005 (RIMCO through June 15, 2005)
Net Production Volumes:
Oil (Mbbls)(2)	178	81	259
Natural gas (Mmcf)	1,246	943	2,189
Barrels of oil equivalent (Mboe)	385	238	623
Average daily production (Boe)	1,412	1,433	2,283
Average Sales Price(3):
Oil ($/Bbl)	$42.53	$46.76	$43.85
Natural gas ($/Mcf)	6.97	6.52	6.78
Barrels of oil equivalent ($/Boe)	42.16	41.70	41.98
Expenses ($/Boe):
Lease operating expense	$8.75	$3.68	$6.82
Production taxes	3.48	2.31	3.03
Depreciation, depletion, and amortization	11.65	9.39	12.99
Capital expenditures (in thousands)	$8,556	$2,453	$11,009

(1)
Based on NYMEX prices of $43.45 per Bbl and $6.15 per Mmbtu at December 31, 2004 for Whittier and a West Texas Intermediate price of $40.25 per Bbl and a Henry Hub spot price of

  $6.18 per Mmbtu for RIMCO, in each case adjusted for basis and quality differentials and held constant for the life of the properties.

(2)
Includes oil, condensate and plant product barrels.

(3)
Includes impact of hedging.

(4)
Whittier's estimated proved reserves as of December 31, 2004, are based on an independent evaluation prepared by H.J. Gruy and Associates, Inc., an independent evaluation prepared by WZI, Inc. with respect to Whittier's interest in the Round Mountain Unit, and internal estimates for certain royalty interests representing less than 1% of Whittier's total year-end estimated proved reserves.

(5)
RIMCO's estimated proved reserves as of December 31, 2004, are based on independent evaluations prepared by Netherland, Sewell & Associates, Inc. ("NSA"), Cawley, Gillespie & Associates, Inc., and Huddleston & Co., Inc., all of which are independent petroleum engineering consultants. NSA issued a compiled reserve report combining the reserve estimates prepared by NSA, Cawley, Gillespie & Associates, Inc. and Huddleston & Co., Inc. which has reserves and net revenue values that are different than the reserves and future net revenue shown in the above table because of a reclassification by Huddleston & Co., Inc. of 10,640 barrels of net oil reserves from proved developed nonproducing to proved undeveloped, including an additional net capital investment of $66,158. NSA evaluated approximately 92% of RIMCO's reserves in the compiled reserve report.

(6)
Reflects the acquisition of RIMCO as well as the conversion and restatement of Whittier to the full cost method of accounting for its oil and gas activities. See the unaudited pro forma condensed consolidated financial statements beginning on page 28.

  Net Quantities of Oil and Gas Produced

        The following table summarizes sales volumes, sales prices and production cost information for our net oil and gas production for each of the three years ended December 31, 2004. This table does not include RIMCO volumes, sales prices and production cost information.

	As of the Year Ended December 31,
	2004	2003	2002
Net sales volumes
Oil (Bbls)	178,303	166,510	129,613
Gas (Mcf)	794,831	446,760	160,508
Average sales price
Oil (per Bbl)	$30.56	$24.36	$23.55
Gas (per Mcf)	$5.89	$4.72	$3.65
Average production costs (per Boe):
Production taxes	$3.96	$2.66	$2.34
Lease operating expense	$9.53	8.79	10.44

Total average production costs	$13.49	$11.45	$12.78

  Productive Wells and Acreage

        Productive Wells and Developed Acreage.    Whittier owns various working and royalty interests in productive oil and gas wells, as well as developed and undeveloped oil and gas acreage, all of which are located onshore in the United States. Productive wells are wells currently producing commercial quantities of crude oil or natural gas, or wells capable of producing commercial quantities, which do not require significant additional capital investment to bring onto production. Developed acreage consists of lease acres spaced or assignable to production, including leases held by production, where wells have been drilled to allow the production of commercial quantities of oil or natural gas.

        As of December 31, 2004, Whittier had interests in 122 gross productive wells and one unit (43 net wells), of which 45 were gross oil wells (27 net oil wells) and 77 were gross gas wells (16 net gas wells). There was only 1 productive multiple completion well. Whittier operated 39 gross productive wells as of December 31, 2004. Production was from approximately 38,733 gross developed acres (8,087 net acres).

        Undeveloped Acreage.    As of December 31, 2004, we held interests in approximately 18,002 gross undeveloped acres (3,175 net undeveloped acres).

        Drilling Activity.    During the three years ended December 31, 2004, our net interests in exploratory and development wells drilled were as follows:

	2004		2003		2002
	Productive	Dry	Productive	Dry	Productive	Dry
Gross Wells
Exploratory	3	1	3	—	2	1
Development	6	—	3	—	3	—

Total	9	1	6	—	5	1

Net Wells
Exploratory	.42	.20	.22	—	.11	.10
Development	.76	—	.07	—	.21	—

Total	1.18	.20	.29	—	.32	.10

        A well is considered productive when a determination is made during the drilling of the well that it is capable of producing commercial quantities of oil or natural gas and should therefore be completed. All of our wells are located in the United States.

Present Activities

        As of December 19, 2005, we are in the process of drilling one gross exploration well (.01 net) and one gross development well (.43 net).

Legal Proceedings

        None.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

        We anticipate that our common stock will be listed on the NASDAQ National Market on December 27, 2005, at which point our common stock will be traded under the symbol "WHIT". Our common stock has been traded on OTC Bulletin Board under the symbol "WECP.OB" since July 1, 2005, when we completed a one-for-three reverse stock split of our authorized and outstanding shares of common stock. From January 2, 2004 to June 30, 2005, our common stock was reported on the OTC Bulletin Board under the symbol "WHIT.OB." Prior to that time, from December 6, 2001 to January 2, 2004 our common stock was reported on the OTC Bulletin Board under our prior name "Olympic Resources, Ltd." under the symbol "OLYR". The table below sets forth, for the periods indicated, the high and low closing prices per share of the common stock as reported on the OTC Bulletin Board, adjusted to reflect the one-for-three reverse split of our outstanding common stock:

2005:	High	Low
First Quarter	$10.50	$4.65
Second Quarter	9.90	7.50
Third Quarter	12.30	8.40
Fourth Quarter (through December 19, 2005)	10.40	8.00
2004:	High	Low
First Quarter	$7.50	$3.00
Second Quarter	6.90	4.50
Third Quarter	6.75	4.50
Fourth Quarter	6.00	4.32
2003:	High	Low
First Quarter	$6.30	$3.60
Second Quarter	8.40	4.20
Third Quarter	9.60	4.50
Fourth Quarter	7.50	3.90

        The above quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions and may not represent actual transactions.

Holders of Record

        At the close of business on December 19, 2005, there were 147 stockholders of record and approximately 1,100 beneficial owners of our common stock.

Dividend Policy

        We have never paid cash dividends on our common stock. We intend to retain earnings for use in the operation and expansion of our business and therefore do not anticipate declaring cash dividends on our common stock in the foreseeable future. Any future determination to pay dividends on the common stock will be at the discretion of the board of directors and will be dependent upon then existing conditions, including our financial condition, results of operations, contractual restrictions, capital requirements, business prospects, and such other factors as the board of directors deems relevant. We are restricted from paying cash dividends on common stock and our preferred stock, including the Series A preferred stock, under our current credit facility.

Securities Authorized for Issuance Under Equity Compensation Plans

        As of December 31, 2004, the following equity securities were authorized for issuance under Whittier's existing incentive compensation plans:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance
Equity compensation plans approved by security holders(1)	303,834	$5.37	262,167
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	303,834	$5.37	262,167

(1)
Reflects the Amended Fixed Number Stock Option Plan approved by Whittier's stockholders in August 2002, and Whittier's Long Term Incentive Plan approved by our stockholders in July 2004, which is described below in more detail.

        On December 16, 2003, our board of directors adopted the Whittier Energy Corporation Long-Term Incentive Plan for the purposes of attracting and retaining able persons and providing incentives and reward opportunities to employees, advisors, outside directors and consultants through the ownership and performance of our common stock. The Long Term Incentive Plan was approved by our shareholders on July 20, 2004.

        We have reserved 1,876,000 shares of common stock for issuance upon the exercise of options granted under the Long Term Incentive Plan. As of December 19, 2005, options for a total of 753,513 shares of common stock have been granted under the Option Plan, with a weighted average exercise price of $7.16 per share.

        The Long Term Incentive Plan provides for the discretionary grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code of 1986, to employees, and for the grant of nonqualified stock options, stock appreciation rights, dividend equivalents, restricted stock and other incentive awards to employees, outside directors and consultants. The Long Term Incentive Plan provides that Whittier cannot issue incentive stock options pursuant to the plan after December 16, 2013.

        The Compensation Committee of our board of directors administers the Long Term Incentive Plan and thereby has the power to determine the terms of the options or other awards granted, including the exercise price of the options or other awards, the number of shares subject to each option or other award, the exercisability thereof and the form of consideration payable upon exercise. In addition, the Compensation Committee has the authority to amend, suspend or terminate the Long Term Incentive Plan, provided that no such action may affect any share of common stock previously issued and sold or any option previously granted under the Long Term Incentive Plan without the consent of the holder.

        The exercise price of all stock options granted under the Long Term Incentive Plan shall not be less than 100% of the fair market value of the common stock on the date of grant. The term of all options granted under the Long Term Incentive Plan may not exceed ten years. Each option and other award are exercisable during the lifetime of the optionee only by such optionee. Options granted under the Long Term Incentive Plan must generally be exercised within 90 days after the end of optionee's status as an employee, director or consultant, or within one year after such optionee's termination by disability or death, respectively, but in no event later than the expiration of the option's term.

        The Long Term Incentive Plan provides that in the event of certain corporate transactions, the Compensation Committee may accelerate the vesting of outstanding options, cancel the outstanding options and pay qualified participants, adjust outstanding options and other awards pursuant to the terms of the corporate transaction, or provide a substitute option or award issued by the acquiring entity. Corporate transactions include: (1) a merger or consolidation in which Whittier is not the surviving entity or it survives only as a subsidiary of another unrelated entity, (2) a transfer of ownership of more than 50% of our voting stock occurs, or (3) the sale, lease, transfer or other disposition of all or substantially all of our assets.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

        The following unaudited pro forma condensed consolidated statements of operations for the year ended December 31, 2004 and for the nine months ended September 30, 2005, have been prepared using the historical financial statements of Whittier, restated to reflect the full cost method of accounting, and the historical financial statements of RIMCO included elsewhere in this prospectus, under the assumptions set forth in the accompanying footnotes.

        On June 15, 2005, we acquired RIMCO for approximately $57.1 million, including $55 million in cash and $2.1 million in closing costs and net assumed liabilities. On that same date, RIMCO distributed $16.3 million in cash dividends to its stockholders prior to closing the acquisition. This transaction was accounted for by Whittier using the purchase method of accounting. Operating results for Whittier's 2004 acquisitions in Lafourche Parish, Louisiana and in South Texas in May and June 2004, respectively, are presented for the period after their acquisition date.

        In connection with the RIMCO acquisition, we entered into a $75 million revolving credit facility with BNP Paribas as the lead bank and administrative agent. The credit facility has an initial borrowing base of $30.5 million. As of December 19, 2005, we have borrowed approximately $17 million from the credit facility to partially fund the acquisition and to repay approximately $8.5 million and $1 million of bank debt held by Whittier and RIMCO, respectively.

        The unaudited pro forma condensed consolidated statements of operations for the year ended December 31, 2004 and the nine months ended September 30, 2005, assume the RIMCO acquisition and related financial transactions occurred as of January 1, 2004. We believe the assumptions used provide a reasonable basis for presenting the significant effects directly attributable to such transactions. The unaudited pro forma condensed consolidated financial statements do not purport to represent what our results of operations would have been if such transactions had occurred on such dates.

        The information prepared is only a summary and you should read it in conjunction with the historical financial statements and related notes contained elsewhere in this private placement memorandum, including the historical financial information for RIMCO beginning on page F-2 of this prospectus.

WHITTIER ENERGY CORPORATION

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2004
(in thousands of dollars, except per share data)

	Whittier Historical(1)	RIMCO Historical	Pro Forma Adjustments		Whittier Pro Forma Adjusted
Consolidated Statements of Operations
Revenues:
Oil and gas revenues	$10,132	$17,282			$27,414
Other operating income	—	236			236

Gross income from operations	10,132	17,518			27,650
Costs and Expenses:
Lease operating expenses	2,962	3,522			6,484
Production taxes	1,230	753			1,983
Depreciation, depletion and amortization	2,446	4,583	(4,583 7,438	)(2) (2)	9,884
General and administrative expenses	1,674	3,070			4,744

Total costs and expenses	8,312	11,928			23,095

Income from operations	1,820	5,590			4,555
Other income (expense):
Interest income (expense), net	(307)	201	72 (268	(3) )(3)	(302)
Other	(203)	(12)			(215)

Total other income (expense)	(510)	189			(517)

Income before income taxes	1,310	5,779			4,038
Income tax benefit (provision)	110	(4,478)	4,478 (1,215	(4) )(4)	(1,105)

Net income	$1,420	$1,301			$2,933

Basic net income per share	$0.39	N/A			$0.24
Diluted net income per share	$0.37	N/A			$0.24
Weighted average shares outstanding:
Basic	3,613	N/A	8,529	(5)	12,142
Fully diluted	3,854	N/A	8,529	(5)	12,383

(see accompanying notes)

WHITTIER ENERGY CORPORATION

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
STATEMENT OF OPERATIONS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005
(in thousands of dollars, except per share data)

	Whittier Historical(1)	RIMCO Historical	Pro Forma Adjustments		Whittier Pro Forma Adjusted
Consolidated Statements of Operations
Revenues:
Oil and gas revenues	$16,253	$9,918			$26,171

Gross income from operations	16,253	9,918			26,171
Costs and Expenses:
Lease operating expenses	3,374	875			4,249
Production taxes	1,343	548			1,891
Depreciation, depletion and amortization	4,492	2,234	(2,234 3,604	)(2) (2)	8,096
Ineffective portion of hedge contracts	798	—			798
General and administrative expenses	2,042	2,849			4,891

Total costs and expenses	12,049	6,506			19,925

Income from operations	4,204	3,412			6,246
Other income (expense):
Interest income (expense), net	(209)	137			(72)
Other	1,465	145			1,610

Total other income (expense)	1,256	282			1,538

Income before income taxes	5,460	3,694			7,784
Income tax benefit (provision)	(1,911)	(1,112)	1,112 (813	(4) )(4)	(2,724)

Net income	$3,549	$2,582			$5,060

Basic net income per share	$0.91	N/A			$1.30
Diluted net income per share	$0.47	N/A			$0.40
Weighted average shares outstanding:
Basic	3,886	N/A			3,886
Fully diluted	7,578	N/A	5,155	(5)	12,733

(see accompanying notes)

Notes to Unaudited Pro Forma Condensed Consolidated Financial Data

        Information under the column Pro Forma Adjustments gives effect to the adjustments related to the RIMCO acquisition for related equity and debt financing activities, as well as the cash dividend distribution of $16.3 million made by RIMCO to its common stockholders immediately before completion of the acquisition. Operating results for Whittier's 2004 acquisitions in Lafourche Parish, Louisiana and in South Texas in May and June 2004, respectively, are presented for the period subsequent to the date of those acquisitions. The unaudited pro forma condensed consolidated financial statements are not necessarily indicative of future operating results. The pro forma adjustments are as follows:

(1)
Whittier's consolidated financial statements have been restated to reflect the full cost method of accounting, which Whittier adopted effective July 1, 2005.

(2)
To adjust depreciation, depletion, and amortization expense to reflect the purchase price allocated to the RIMCO acquisition using the units of production method under full cost accounting.

(3)
To adjust interest expense to reflect financing activities related to the Acquisition.

(4)
To record income tax expense on the pro forma combined operating results using an effective federal and statutory rate of 35%. Pro forma operating results for the year ended December 31, 2004 do not reflect the income tax effect of RIMCO's distribution of certain royalty interests as of January 1, 2004. See Note 2 on page F-10 of RIMCO's historical consolidated financial statements.

(5)
To record the issuance of 852,912 shares of Series A preferred stock, net of $3.9 million of issuance costs and convertible into approximately 8.5 million shares of common stock at our stock price of $6.00 per share. If the Series A preferred stock is not converted into Whittier common stock, the pro forma statements of operations for the year ended December 31, 2004 and for the nine months ended September 30, 2005 would be as follows:

	Year Ended December 31, 2004 Whittier Pro Forma Adjusted	Nine Months Ended September 30, 2005 Whittier Pro Forma Adjusted
Net income	$2,933	$5,060
Series A preferred dividends	(4,000)	(3,000)

Net income (loss)	(1,067)	2,060

Basic net income (loss) per share	$(0.30)	$0.53
Diluted net income (loss) per share	$(0.30)	$0.16
Weighted average shares outstanding
Basic	3,613	3,886
Fully diluted	3,613	12,733
(6)
To record the effect of the $16.3 million dividend payable by RIMCO to its stockholders immediately prior to the RIMCO acquisition.

(7)
To record the effect of the RIMCO acquisition, including the offering of our Series A preferred stock and borrowings under the revolving credit agreement.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

EXECUTIVE OVERVIEW

        Whittier is a rapidly growing independent oil and gas exploration and production company primarily engaged in the acquisition, exploration and development of oil and gas properties in the continental United States. We operate in three principal areas—the Gulf Coast region, South Texas and the Permian Basin.

RIMCO Acquisition

        On June 15, 2005, we acquired RIMCO Production Company, Inc., a privately held Delaware corporation, for approximately $57.1 million, including $55 million in cash and $2.1 million in closing costs and net assumed liabilities (the "Acquisition"). As a result of this transaction, we acquired working interests in approximately 116 active wells and one unit in 18 producing fields principally located in the Gulf Coast region in Texas, Louisiana, and Alabama. The transaction added approximately 23.1 billion cubic feet of natural gas equivalent (Bcfe) of proved reserves as of December 31, 2004, approximately 8.4 million cubic feet of natural gas equivalent (Mmcfe) of daily production, and significant undeveloped acreage with multiple prospects. We consider the RIMCO acquisition a transforming event for the Company, shifting us from an "acquire and exploit" focus to a much larger enterprise with a focus on growth through drilling and exploration as well as acquisitions.

Full Cost Method of Accounting

        The Company's financial statements presented herein have been retroactively restated to reflect the Company's conversion from the successful efforts method to the full cost method of accounting for its oil and gas activities due to the Company's June 2005 acquisition of RIMCO. The Acquisition fundamentally changed the size, scope, and nature of Whittier's oil and gas activities. Historically, Whittier's focus for growth was acquiring and developing producing oil and gas properties. The Acquisition increased Whittier's properties, reserves, and production, as well as adding substantial undeveloped acreage and exploration and development expertise to the Company. More importantly, the Acquisition provided Whittier with a team of nine prospect generating geoscientists and land men, as well as a large portfolio of identified proved and non-proved drilling opportunities. RIMCO's historical growth primarily resulted from the successful discovery and development of RIMCO-generated exploration projects. The Company strategically acquired RIMCO's prospect generation business, as well as its oil and gas properties, to provide the Company with a significant future growth platform through exploration. The Company considers the Acquisition to be a transforming event, shifting Whittier from an "acquire and exploit" focus to a much larger enterprise with an additional emphasis on growth through drilling and exploration as well as acquisitions.

        In conjunction with the RIMCO acquisition, we adopted the full cost method of accounting for our oil and gas activities. The Company believes that the full cost method of accounting more appropriately reflects the operating results of an independent oil and gas producer that expends significant amounts of capital on exploration activities in order to discover proved reserves. Accordingly, the Company believes full cost accounting is the preferred method for the post-acquisition Company. We arrived at this conclusion based on a number of considerations, including: 1) the material size of the transaction and RIMCO's historical use of full cost accounting; 2) the composition of RIMCO's acquired assets; 3) the nature of RIMCO's prospect generation business and technical personnel; and 4) the Company's anticipated exploration projects and capital expenditures subsequent to the Acquisition. Additionally, the full cost method is used by many of Whittier's peers, and management believes the change will enhance the overall transparency and peer group comparability of the Company's financial statements.

The Company has restated its historical consolidated financial statements for the years ended December 31, 2004 and December 31, 2003 to reflect the full cost method of accounting.

LIQUIDITY AND CAPITAL RESOURCES

        We finance our business using a combination of cash flow from operations, bank debt and the issuance of equity and/or debt securities. Our future liquidity, in both the short and long-term, is principally dependent upon the volume of our oil and gas production and the market price we receive on future sales of that production as affected by any hedges we may have in place.

        Our primary source of cash during the nine months ended September 30, 2005 was from funds obtained from financing activities, cash flow from operations, and proceeds from the sale of marketable securities and oil and gas properties. Proceeds from the issuance of Series A Preferred Stock and the initial borrowing under our new credit facility were used for the acquisition of RIMCO. In addition to these funds, Whittier generated cash flows from the sale of natural gas and crude oil, approximately $1.8 million from the sale of common stock in Chaparral Resources, Inc., and $4.2 million from the sale of our interest in the Big Escambia Creek Field in August 2005. Operating cash flow fluctuations are substantially driven by commodity prices and changes in our production volumes. Working capital is substantially influenced by these variables. Fluctuation in cash flow may result in an increase or decrease in our capital and exploration expenditures. Total cash flows provided by operating activities of $8.0 million for the nine months September 30, 2005 were primarily used to fund exploration and development expenditures and to repay outstanding indebtedness. We repaid a total of $4.8 million in outstanding debt during the quarter ended September 30, 2005, including $4.1 million in cash and approximately $715,000 through the issuance of Whittier common stock at an equivalent price of $6.00 per share.

Operating Activities

        We have approximately $8 million in available cash and approximately $9.5 million in borrowing capacity under our new credit facility as of December 19, 2005, after taking into account outstanding letters of credit. Additionally, we are producing approximately 16 Mmcfe per day and generating net positive cash flows from operations. We have currently identified approximately $15 million in capital exploration and development expenditures on existing oil and gas properties for 2005 (of which approximately $8.6 million has been incurred) and an estimated $20 million in additional capital expenditures for 2006. The Company has experienced some delays in its capital expenditures due to the impact of Hurricanes Katrina and Rita and the effects of the tightening of drilling rig availability across the industry. We intend to fund our 2005 and 2006 capital expenditures using operating cash flows and additional borrowings under our credit facility, if necessary.

Financing Activities

New Revolving Credit Facility

        On June 15, 2005, we entered into a $75 million revolving credit facility with BNP Paribas as the lead bank and administrative agent (the "Credit Facility"). The Credit Facility has an initial borrowing base of $30.5 million, from which we borrowed approximately $20 million to partially fund the RIMCO acquisition and to repay approximately $8.5 million and $1 million of bank debt held by Whittier and RIMCO, respectively. The Company repaid $3 million in principal on the Credit Facility on September 30, 2005. The borrowing base is subject to review and adjustment on a semi-annual basis. Amounts outstanding under the Credit Facility will bear interest at specified margins ranging between 1.50% to 2.25% over the London Interbank Offered Rate. Such margins will fluctuate based on the utilization of the facility. The Credit Facility is secured by first priority liens on substantially all of our assets, including equity interests in subsidiaries. We are subject to certain financial covenants pertaining to minimum working capital levels, minimum coverage of interest expenses, and a maximum leverage ratio. In addition, we are subject to covenants limiting dividends and other restricted payments, transactions with affiliates, incurrence of debt, changes of control, asset sales, and liens on properties. All amounts drawn under the Credit Facility will mature June 15, 2008.

        On July 22, 2005, we repaid the $1.8 million subordinated convertible note held by Texas Independent Exploration Limited using a combination of cash and equity. We paid approximately $1.1 million in cash for 60% of the outstanding principal of the note and $39,272 in accrued interest. We also issued 119,156 shares of common stock to Texas Independent Exploration Limited upon its conversion of the remaining $714,932 in principal of the note at a conversion price of $6.00 per share. We funded the retirement of the note using available working capital.

Issuance of Series A Preferred Stock

        On June 15, 2005, we issued 852,912 shares of Series A 8% Automatically Convertible Preferred Stock ("Series A Preferred Stock") for an aggregate offering amount of approximately $50 million. We received approximately $46.9 million in net proceeds from the offering and used those proceeds to fund a portion of the purchase price for the RIMCO acquisition.

        The Series A Preferred Stock is convertible into an aggregate of 8,529,120 shares of Whittier common stock, with each share of Series A Preferred Stock convertible into 10 shares of common stock. The Series A Preferred Stock will automatically convert in the event Whittier's common stock is listed on the Nasdaq National Market. The Company submitted an application to list its common stock on the Nasdaq National Market on May 16, 2005 and has taken steps necessary to meet Nasdaq listing requirements, including effecting a one-for-three reverse split of its common stock on July 1, 2005 to increase its stock price above Nasdaq's $5.00 minimum bid price and appointing additional independent directors to Whittier's board. If conversion of the Series A Preferred Stock has not occurred on or before December 31, 2005, holders of the Series A Preferred Stock are entitled to receive quarterly dividends accruing from the date of initial issuance at a rate of 8% per annum. The Company's listing application is currently pending final approval by NASDAQ.

        As a condition to the offering, we agreed to register the common stock underlying the Series A Preferred Stock with the U.S. Securities and Exchange Commission ("SEC") on or before December 12, 2005 and to maintain the effectiveness of the registration for two years following its effective date. In the event the registration statements are not declared effective on or before December 31, 2005, the dividend rate payable on the Series A Preferred Stock will increase to 8.5% per annum. Whittier will make a quarterly payment of $0.03 per common share until we achieve effective registration with the SEC.

        In the event the Series A Preferred Stock is not converted into our common stock on or before September 14, 2008, we are required to redeem all of the outstanding Series A Preferred Stock at 108% of the liquidation preference, including the face value of any outstanding Series A Preferred Stock plus any accrued and unpaid dividends through the date of redemption.

Derivative Instruments and Hedging Activities

        We periodically enter into commodity price hedging contracts with respect to our oil and gas production, including "swaps" and "collars", in order to manage our exposure to oil and gas price volatility and achieve more predictable cash flows. Swaps are designed to fix the price of anticipated sales of future production, while collars are designed to establish floor and ceiling prices on anticipated sales of future production. Our derivative commodity positions outstanding as of September 30, 2005 are in Note 11 to our consolidated financial statements included herein.

CAPITAL COMMITMENTS AND CONTINGENCIES

        In connection with our June 2004 acquisition of three gas fields in South Texas, we agreed to drill four wells over a two-year period and pay certain drilling costs on behalf of the seller's retained working interests in those wells. Under the terms of the drilling commitment, we agreed to drill two wells each in the Scott & Hopper Field and the North Rincon Field, or reassign a portion of the undeveloped acreage in each field to the seller of the properties. We have drilled the first two commitment wells—the Scott & Hopper #4 during February 2005 and the Cameron 137 #3 in June 2005. The third commitment well, the Scott & Hopper #5, is expected to begin drilling in early December 2005. The Scott & Hopper #4 well began production in May 2005. While the initial target zone on the Cameron 137 #3 well appears to be non-productive, the Company has additional plans to stimulate the well in December 2005. We expect to fulfill our commitment to drill all four wells on a timely basis.

RESULTS OF OPERATIONS

        We adopted the full cost method of accounting for our oil and gas properties as of July 1, 2005. Under this method, all costs incurred in the acquisition, exploration and development of oil and gas properties are capitalized into the cost centers (the amortization base). Such amounts include the cost of drilling and equipping productive wells, dry hole costs, lease acquisition costs and delay rentals. Costs associated with production and general corporate activities are expensed in the period incurred. The capitalized costs of our oil and gas properties, plus an estimate of our future development and abandonment costs, are amortized on a unit-of-production method based on our estimate of total proved reserves. The Company's financial statements for the years ended December 31, 2004 and December 31, 2003, as well as the nine months ended September 30, 2004, have been retroactively restated to reflect the Company's conversion from the successful efforts method to the full cost method of accounting for its oil and gas activities.

        On July 1, 2005, the Company effected a one-for-three reverse split of its authorized and outstanding shares of common stock. All historical weighted average share and per share amounts have been restated to reflect the reverse stock split.

        In addition to the retroactive restatement to reflect the conversion to the full cost method and the one-for-three reverse stock split, the Company's financial statements have also been restated to reflect a purchase price paid for Olympic Resource Ltd. ("Olympic") based upon the quoted trading value of the Company's common stock at the time of its September 2003 reverse merger rather than Olympic's net asset value. The Company recognized approximately $1.5 million in goodwill as a result of the adjustment, with a corresponding increase in additional paid-in capital in stockholders' equity. The adjustment had no impact on the Company's earnings for the periods presented herein.

For the Nine months Ended September 30, 2005 compared with the Nine months Ended September 30, 2004

        We generated net income of approximately $3,549,000, or $0.47 per diluted share, for the nine months ended September 30, 2005, compared to $595,000, or $0.17 per diluted share, for the comparable period ended September 30, 2004. The $2,954,000 favorable variance was primarily attributable to higher oil and gas production, the RIMCO acquisition in June 2005, and higher commodity prices. The significant components of Whittier's results of operations for the nine months ended September 30, 2005 and 2004 are as follows:

        Oil and Gas Revenues.    Oil and gas revenues increased 134% from approximately $6.9 million, or $31.49 per Boe, for the nine months ended September 30, 2004 to $16.3 million, or $42.16 per Boe, for the nine months September 30, 2005, based upon a 75% increase in production and 34% increase in realized commodity prices per Boe after hedge settlements. Whittier recognized pre-tax losses in oil and gas revenues of $2.3 million and $970,370 during the nine months ended September 30, 2005 and 2004, respectively, due to realized settlements of its price hedge contracts. Whittier produced 385,481 Boe during the nine months ended September 30, 2005, consisting of 177,887 Bbls of oil and 1,245,563 Mcf of gas, compared to production of 220,468 Boe for the nine months ended September 30, 2004, consisting of 130,699 Bbls of oil and 538,615 Mcf of gas. The increase in production was principally due to Whittier's June 2005 RIMCO acquisition and other oil and gas property acquisitions, including the May and July 2004 acquisition of the Cut Off Field and the September 2004 acquisition of three gas fields in South Texas.

        Sale of Marketable Securities.    During the nine months ended September 30, 2005, we sold 543,850 shares of Chaparral Resources, Inc. for $1,810,595, realizing a pre-tax gain of $1,266,745.

        Costs and Expenses.    Total operating costs and expenses increased by 125% from $5.4 million for the nine months ended September 30, 2004 to $12.0 million for the nine months ended September 30, 2005, principally due to Whittier's increased acquisition, development, and exploration activity from the prior year. The breakdown of variances for the components of operating costs and expenses is as follows:

  •
  Lease operating expenses increased 69% from $1,996,000, or $9.05 per Boe, for the nine months ended September 30, 2004 to $3,374,000, or $8.75 per Boe, for the nine months ended September 30, 2005, reflecting Whittier's acquisition of RIMCO, 100% increase from four to eight operated properties and additional non-recurring workover expenditures incurred on Whittier's operated properties;

  •
  Production taxes increased 112%, from $633,000, or $2.87 per Boe, for the nine months ended September 30, 2004, to $1,343,000, or $3.48 per Boe, nine months ended September 30, 2005. The 21% increase in production taxes per Boe was attributable to higher taxes incurred on Louisiana production, which is based on a percentage of revenue versus actual production volumes, and a larger ratio of natural gas production compared to overall production from the prior year;

  •
  DD&A increased by 168%, from $1,676,000, or $7.60 per Boe, for the nine months ended September 30, 2004 to $4,492,000, or $11.65 per Boe, for nine months ended September 30, 2005. The 53% increase in DD&A per Boe is related to greater total production and higher overall depletion rates during the current period as a result of the South Texas acquisition in June 2004 and the RIMCO acquisition in June 2005;

  •
  The Company recognized a non-cash charge to earnings of $798,000 due to the ineffective portion of the fair value adjustment to our hedge contracts for the nine months ended September 30, 2005; and

  •
  General and administrative expense increased from $1,049,000 for the nine months ended September 30, 2004 to $2,042,000 for nine months ended September 30, 2005, reflecting our enhanced operational activity from the prior year, including increasing the Company's staff from four to 18 full-time employees as a result of the RIMCO acquisition.

For the Year Ended December 31, 2004 compared with the Year Ended December 31, 2003

        We generated net income of approximately $1,420,000, or $0.37 per share, for the year ended December 31, 2004, compared to net income of $98,000, or $0.03 per share, for the comparable period ended December 31, 2003. The $1.3 million favorable variance was primarily attributable to higher oil and gas production and revenues. The significant components of Whittier's results of operations for the years ended December 31, 2004 and 2003 are as follows:

        Oil and Gas Revenues.    Oil and gas revenues increased 65% from approximately $6.2 million, or $25.54 per Boe, in 2003 to $10.1 million, or $32.60 per Boe, in 2004, based upon a 29% increase in annual production and 28% increase in realized commodity prices per Boe after hedge settlements. Whittier recognized pre-tax losses in oil and gas revenues of $1,519,775 and $703,252 during 2004 and 2003, respectively, due to realized settlements of its price hedge contracts during the respective periods. Whittier produced 310,774 Boe during 2004, consisting of 178,303 Bbls of oil and 794,831 Mcf of gas, compared to 2003 annual production of 240,970 Boe, consisting of 166,510 Bbls of oil and 446,760 Mcf of gas. The increase in production was principally due to our 2004 oil and gas property acquisitions, including the May and July 2004 acquisition of the Cut Off Field and the June 2004 acquisition of three gas fields in South Texas.

        Costs and Expenses.    Total operating costs and expenses increased by 62% from $5.1 million in 2003 to $8.3 million in 2004, principally due to Whittier's increased acquisition, development, and exploration activity from the prior year, as well as a complete year of corporate overhead costs for 2004 operating as a publicly traded entity. The breakdown of variances for the components of operating costs and expenses is as follows:

  •
  Lease operating expenses increased 40% from $2.1 million, or $8.79 per Boe, in 2003 to $3.0 million, or $9.53 per Boe, in 2004, reflecting Whittier's 100% increase from four to eight operated properties and 78% increase in investment in gross oil and gas assets between the two periods;

  •
  Production taxes increased 92%, from $642,000, or $2.66 per Boe, in 2003 to $1.2 million, or $3.96 per Boe, in 2004. The 49% increase in production taxes per Boe from 2003 was attributable to higher taxes incurred on Louisiana production, which is based on a percentage of revenue versus actual production volumes, and a larger ratio of natural gas production compared to overall production from the prior year;

  •
  Depreciation, depletion and amortization ("DD&A") increased by 98%, from $1.2 million, or $5.14 per Boe, in 2003 to $2.4 million, or $7.87 per Boe, in 2004. The 53% increase in DD&A per Boe is related to greater total production during the current period as a result of acquisitions completed in late 2003 and in 2004, as well as a higher DD&A rate per Boe for our California and South Texas gas properties; and

  •
  General and administrative expense increased from $1.1 million in 2003 to $1.7 million in 2004, reflecting our enhanced operational activity from the prior year, including establishing our corporate headquarters in Houston, Texas, operating for a full year as a public company, and increasing the Company's staff from one to six full-time employees.

        Impairment of Marketable Securities.    During the first quarter of 2004, Whittier recognized a non-cash impairment of $645,000 on its investment in Chaparral Resources, Inc., reclassing the recurring unrealized loss in the investment as "other than temporary." Subsequent to the impairment, our investment in Chaparral has substantially appreciated and had a fair market value as of March 30, 2005 in excess of our original cost basis in the stock. In accordance with GAAP accounting, however, our unrealized gain in the stock is recorded as a component of other comprehensive income. We are currently evaluating our options to dispose of our investment in Chaparral and utilize the proceeds for the acquisition, exploration and development of oil and gas properties.

        Impairment of Partnership Investments.    During 2003, the Company recognized a $733,000 loss on the total impairment of our investment in the Odin Spirit and the Odin Neptune drilling rig partnerships. The general partner of the Odin Neptune partnership disposed of its principal asset, a semi-submersible rig, for nominal value in July 2003, and the partnership was fully liquidated. The Odin Spirit partnership's principal assets, two jack-up drilling rigs, were disposed of to satisfy its third party creditor, which had foreclosed on the rigs in May 2003. Consequently, we fully impaired both investments as of the quarter ended June 30, 2003.

        Deferred Tax Benefit.    During 2004, Whittier recognized a $110,000 deferred tax benefit, principally due to additional percentage depletion in excess of basis recognized in the current year and the reduction of the valuation allowance of certain net operating loss tax carryforwards acquired as part of the September 2003 merger of Whittier and Olympic Resources Ltd.

Off-Balance Sheet Arrangements

        We are not a party to any off balance sheet arrangements.

MANAGEMENT

        The following table and discussion sets forth, as of the date of this prospectus, the names and ages of the directors and executive officers of Whittier, the principal offices and positions with Whittier held by each person and the date such person became a director or executive officer. The executive officers are elected annually by the board of directors. Executive officers serve terms of one year or until their death, resignation or removal by the board of directors. The present term of office of each director will expire at the next annual meeting of stockholders. Each director will hold office until his successor duly is elected and qualified, until his resignation or until he is removed in the manner provided by our bylaws.

Name	Age	Position	Since
James A. Jeffs(3)	52	Chairman of the Board	2003
Bryce W. Rhodes(3)	51	Director, President and Chief Executive Officer	2003
David A. Dahl(3)	43	Director	2003
Charles O. Buckner(1)(2)	60	Director	2003
David B. Kilpatrick(1)(2)	55	Director	2005
Ray R. Seegmiller(1)	70	Director	2005
Arlo G. Sorensen(2)	65	Director	2003
Daniel Silverman	42	Chief Operating Officer	2003
Michael B. Young	37	Chief Financial Officer	2003
Dallas Parker	58	Corporate Secretary	2003

(1)
Member of the Audit Committee.

(2)
Member of the Compensation Committee.

(3)
Member of the Executive Committee

        James A. Jeffs has been Chairman of the Board of Whittier since September 2003 and served as a director of Whittier Energy Company since 1997. Mr. Jeffs has served as Managing Director and Chief Investment Officer for The Whittier Trust Company, a company providing financial and fiduciary services to high net worth individuals, since 1994. Mr. Jeffs also served as the Co-Chairman of the Board of Chaparral Resources, Inc., an oil and gas exploration and production company, from May 1999 until May 2002, and as Chairman and Chief Executive Officer from May 2002 until October 2002. From 1993 to 1994, Mr. Jeffs was a Senior Vice President of Union Bank of California. Mr. Jeffs was the Chief Investment Officer of Northern Trust of California, N.A., a trust and investment management company, from 1992 to 1993. Mr. Jeffs was Chief Investment Officer and Senior Vice President of Trust Services of America, a trust and investment management company, from 1988 to 1992 and served as President and Chief Executive Officer of TSA Capital Management, an institutional investment management company, during that period.

        Bryce W. Rhodes has served on Whittier's Board of Directors and as President and Chief Executive Officer since September 2003. Mr. Rhodes was a Vice President of Whittier Energy Company since its incorporation in 1991 through September 2003. In that capacity, he managed all aspects of its acquisitions and exploration investments and its day to day activities. Since April 1999, he has served on the Board of Directors of PYR Energy Corporation, a public oil and gas exploration company. Mr. Rhodes also served as an investment analyst for the M.H. Whittier Corporation, an independent oil company, from 1985 until 1991.

        David A. Dahl has been a director of Whittier since September 2003. Mr. Dahl served Whittier Energy Company as a director since 1997, as President from 1997 until September 2003, and as Secretary from August 1997 until May 1998. Since 1996, Mr. Dahl has served as the President of Whittier Ventures LLC, a private investment entity. Since 1993, Mr. Dahl has been a Vice President of The Whittier Trust Company, a company providing financial and fiduciary services to high net worth individuals. From 1990 to 1993, Mr. Dahl was a Vice President of Merus Capital management, an investment firm.

        Charles O. Buckner has served as a director of Whittier since September 2003. Mr. Buckner retired from Ernst & Young LLP, a public accounting firm, in 2002 after serving 35 years in a variety of direct client service and administrative roles while based in Houston, Texas, Cleveland, Ohio and Moscow, Russia. Mr. Buckner's client service roles were largely accounting and audit related, serving as the coordinating partner to a variety of clients, primarily in the energy business as producers, refiners, pipelines, and service companies. Mr. Buckner's administrative duties included co-chairmanship of Ernst & Young's global energy group and chairmanship of the US, Houston, and Russian energy, chemical and utility practices. Mr. Buckner has also served as a director of Horizon Offshore, Inc., a provider of marine construction services to the oil and gas industry, since December 2003 and is presently active with personal investment projects and charitable activities.

        David B. Kilpatrick is President of Kilpatrick Energy Group, which provides management consulting services and invests in oil and gas ventures. He has over thirty years of executive, management, and operating experience in the oil and gas industry. He serves on the Boards of Directors of two publicly traded companies, Cheniere Energy and PYR Energy. He was formerly President of Monterey Resources, Inc., the largest independent oil and gas company in California until its merger with Texaco. Previously, he had served as Western Division Manager of Monterey's corporate predecessor, Santa Fe Energy Resources, from 1990 to 1996. His career has included assignments with majors and independents in California, Texas, Alaska, and foreign countries. Mr. Kilpatrick is a Past Chairman of the Board for the Greater Bakersfield Chamber of Commerce. He has served as President of the California Independent Petroleum Association and is currently a member of its Board of Directors. He is also a Director of the Independent Oil Producers Agency and has served on the Boards of Directors of the Western States Petroleum Association, the Conservation Committee of California Oil and Gas Producers. He is a member of the Society of Petroleum Engineers and the American Petroleum Institute. Mr. Kilpatrick earned a Bachelor of Science Degree in Petroleum Engineering from the University of Southern California and a Bachelors Degree in Geology and Physics from Whittier College.

        Ray R. Seegmiller is the former Chairman, CEO and President of Cabot Oil & Gas Corporation, a leading NYSE listed natural gas producer and marketer, where he served in executive officer roles from 1995-2002. In addition Ray was past president of the Domestic Petroleum Council from 2000-2002. He owned and operated RCS Enterprises, Inc. in Houston, Texas from 1993-1995 and was President and CEO of Terry Petroleum, a Houston based private oil and gas producer from 1988-1993. Mr. Seegmiller held various executive officer positions including President and CEO with Marathon Manufacturing Company, a NYSE listed manufacturing conglomerate from 1963-1988. He served as Division Controller for Southwest Forest Industries, Los Angeles, California and was Auditor, Tax Staff and Administrative Services Staff for Arthur Andersen & Company, Chicago, Illinois. Mr. Seegmiller earned a Bachelor of Business Administration from Drake University, Des Moines, Iowa with a major in accounting. He is a Certified Public Accountant in the State of Texas.

        Arlo G. Sorensen has been a director of Whittier since September 2003. Mr. Sorensen has served the Whittier family in many capacities over his career, as the Chief Executive Officer of the Whittier family office, as a trustee and consultant on various family initiatives and as an officer and director of several private foundations. Mr. Sorensen has been the Chairman of The Whittier Trust Company since its founding in 1989. Mr. Sorensen was the President of the M.H. Whittier Corporation, an

independent oil company, from 1984 until 1996. Mr. Sorensen was also a Vice President and Chief Financial Officer of Belridge Oil Company, an independent oil company, from 1968 to 1979, when it was sold to Shell Oil. Mr. Sorensen serves on the Board of Directors of St. Martin's Land Company and several private start-up entities. He has served as a member on the President's National Petroleum Council, Director of the Western States Petroleum Association, and as a President and Director of the Independent Oil Producers Agency.

        Daniel Silverman has served as Whittier's Chief Operating Officer since September 2003 and was a consultant to Whittier Energy Company and a Vice President of Whittier Operating, Inc. from April 2002 to September 2003. Mr. Silverman served as a consultant for Regent Energy Corporation from September 2000 until April 2002 and as an Executive Vice President of Business Development and Chief Operating Officer of Petrominerals Corporation, a publicly traded oil company, from September 1999 until September 2000. From 1995 until March 1999, Mr. Silverman was the Managing Director of Acquisitions and Divestitures and a member of the Board of Directors of Torch Energy Advisors, an oil and gas acquisition and consulting company. From 1992 to 1995, Mr. Silverman was Manager of Acquisitions and Divestitures at Apache Corporation, an international oil and gas company.

        Michael B. Young has served as Whittier's Chief Financial Officer and Principal Accounting Officer since September 2003. Mr. Young was engaged as a financial consultant to various private clients, including Whittier Energy Company, from January 2003 through September 2003. Mr. Young was the Vice President and Chief Financial Officer of Chaparral Resources, Inc. from May 2002 until November 2002. Mr. Young also served as the Treasurer, Controller and Principal Financial and Accounting Officer of Chaparral from February 1998 until May 2002. From June 1991 until January 1998, Mr. Young worked in various capacities in the oil and gas tax practice of Arthur Andersen LLP, leaving the firm as a Tax Manager.

        Dallas Parker was appointed Corporate Secretary of Whittier in September 2003. Mr. Parker is a partner in the law firm of Thompson & Knight LLP in the corporate practice area, a position he has held for more than the past five years. He is a member and past Chairman of the Advisory Board of Directors of the Houston Technology Center, a technology accelerator. Mr. Parker is a Member of the American, Texas, and Houston Bar Associations.

EXECUTIVE COMPENSATION

        The following table sets forth the compensation information earned during 2004 and 2003 by the Chief Executive Officer and by the two other most highly compensated executive officers of Whittier whose annual salary and bonus exceeded $100,000, in all capacities in which they served during that period.

	Annual Compensation							Long-Term Compensation
								Awards		Payouts
Name and Principal Position	Year		Salary ($)		Bonus ($)		Other Annual Compen- sation ($)	Restricted Stock/ Award(s) ($)	Securities Underlying Options/ SARs (#)	LTIP Payouts ($)	All Other Compen- sation ($)
Bryce W. Rhodes President and Chief Executive Officer (9/03 to Present)	2004 2003	(1)	$ $	175,000 115,966	$ $	64,000 20,000	— —	— —	76,334 —	— —	— —
Daniel Silverman Chief Operating Officer (9/03 to Present)	2004 2003	(2)	$ $	155,000 151,667	$ $	64,000 20,000	— —	— —	62,334 —	— —	— —
Michael B. Young Chief Financial Officer, Treasurer, Controller and Assistant Secretary (9/03 to Present)	2004 2003	(3)	$ $	150,000 102,065	$ $	64,000 20,000	— —	— —	52,000 —	— —	— —

(1)
Includes compensation paid by Whittier Energy Company ("WEC") to Mr. Rhodes as Vice President of WEC for the period January 1, 2003 through August 31, 2003 and as President and Chief Executive Officer of Whittier for the period September 1, 2003 through December 31, 2003.

(2)
Includes compensation paid by WEC to Mr. Silverman as an independent consultant to WEC for the period January 1, 2003 through August 31, 2003 and as Chief Operating Officer of Whittier for the period September 1, 2003 through December 31, 2003.

(3)
Includes compensation paid by WEC to a Texas limited liability company wholly owned by Mr. Young for consulting services provided to WEC during the period from May 2003 through August 31, 2003, and as Chief Financial Officer of Whittier for the period September 1, 2003 through December 31, 2003.

Stock Options Granted in 2004

        During January 2004, the named executive officers below were granted an aggregate of 190,668 options to purchase shares of our common stock at an exercise price of $5.25 per share under the Whittier Long Term Incentive Plan as follows:

Name	Number of Securities Underlying Options Granted(1)	Percent of Total Options Granted to Employees in 2004	Exercise Price ($/Share)	Expiration Date
Bryce W. Rhodes	76,334	29.6%	$5.25	January 8, 2009
Daniel Silverman	62,334	24.2%	$5.25	January 8, 2009
Michael B. Young	52,000	20.2%	$5.25	January 8, 2009

(1)
The Company's stockholders approved the Long Term Incentive Plan on July 20, 2004. The options vest in three equal installments beginning on January 8, 2005.

Fiscal Year-End Option Values and Stock Option Exercises

        There were no option exercises during 2004 and all outstanding options were out of the money at December 31, 2004.

        The number and value of outstanding common stock options held by our named executive officers as of December 31, 2004 is set forth below:

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options/SARs at Fiscal Year End (#) Exercisable/Unexercisable	Value of Unexercised In-the Money Options/SARs at Fiscal Year End ($) Exercisable/Unexercisable
Bryce W. Rhodes	0	N/A	None/76,334	None
Daniel Silverman	0	N/A	None/62,334	None
Michael B. Young	0	N/A	None/52,000	None

Compensation of Directors

        Whittier's board of directors approved a compensation package for non-employee directors effective July 14, 2005. Under the program, each non-employee director will receive $1,000 for attendance at each board meeting, an annual retainer of $10,000 payable in options to acquire Whittier common stock, and additional annual compensation of $24,000 also payable in Whittier stock options. The chair of Whittier's Audit Committee will receive an additional annual retainer of $7,500 payable in stock options and members of the Audit and Compensation Committees will receive $500 for attendance at each committee meeting. Each member of the Executive Committee will receive an additional annual retainer of $10,000 in stock options for his participation on that committee. We anticipate that grants of stock options under the program will be made annually in conjunction with Whittier's annual stockholder meeting. Both employee and non-employee directors are reimbursed for reasonable out-of-pocket expenses incurred in attending meetings of the board or its committees and for other reasonable expenses related to the performance of their duties as directors. In addition, each non-employee director is eligible to receive stock option grants under Whittier's Amended Stock Option Plan and Long-term Incentive Plan, subject to recommendation by Whittier's compensation committee and approval by Whittier's independent directors.

        During fiscal year 2004, Whittier did not pay any cash compensation to its non-employee directors. During that period, however, Whittier granted to non-employee directors a total of 52,334 options to acquire our common stock at an average exercise price of $5.28 per share, including 10,000 options granted each to Messrs. Jeffs, Dahl, and Sorensen, 17,334 options granted to Mr. Buckner, and 5,000 options granted to Daryl Pollock, a former director of Whittier who resigned from the board on June 16, 2005.

Executive Employment Agreements

        Each of Messrs. Rhodes, Silverman and Young has entered into an executive employment agreement, effective June 1, 2005, which provides for a two-year term that renews automatically each year. The employment agreements provide that the annual base salary for each of the executives will be $200,000, beginning on June 1, 2005. Upon an executive officer's termination without cause, due to failure of the executive or the Company to meet performance standards established by the Company's board of directors, "good reason" or in the event of a change in control of Whittier, the executive will be entitled to receive severance payments consisting of one year's base salary, accrued but unpaid bonus awards and employee benefits for an additional year after termination and the executive's stock options will immediately vest. Each employment agreement also contains non-competition and non-solicitation provisions that survive the agreement for a period of two years.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        Under Section 13(d) of the Exchange Act, a beneficial owner of a security is any person who directly or indirectly has or shares voting or investment power over such security. The following are the shareholdings of Whittier's directors and any stockholders who are known by Whittier to own beneficially more than 5% of any class of its voting shares of as of December 19, 2005:

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Class
Charles Oliver Buckner 333 Clay Street, Suite 1100 Houston, Texas 77002	37,419(1)		*
David A. Dahl 1600 Huntington Drive South Pasadena, California 91030	10,799	(2)	*
James A. Jeffs 1600 Huntington Drive South Pasadena, California 91030	10,799	(3)	*
David B. Kilpatrick 333 Clay Street, Suite 1100 Houston, Texas 77002	0		*
Bryce W. Rhodes 333 Clay Street, Suite 1100 Houston, Texas 77002	203,472	(4)	1.6%
Ray R. Seegmiller 333 Clay Street, Suite 1100 Houston, Texas 77002	0		*
Daniel Silverman 333 Clay Street, Suite 1100 Houston, Texas 77002	77,316	(5)	*
Arlo G. Sorensen 1600 Huntington Drive South Pasadena, California 91030	1,934,760	(6)	15.3%
Michael B. Young 333 Clay Street, Suite 1100 Houston, Texas 77002	73,116	(7)	*
Friedman, Billings, Ramsey Group, Inc. 1001 19th Street North Arlington, Virginia 22209	1,792,120	(8)	14.3%
Friedman, Billings, Ramsey & Co., Inc. 1001 19th Street North Arlington, Virginia 22209	896,060	(9)	7.2%
Whittier Holdings, Inc. 100 W. Liberty Street, Suite 890 Reno, Nevada 89501-1952	1,153,267	(10)	9.2%

Whittier Trust Company 1600 Huntington Drive South Pasadena, California 91030	854,462	(11)	6.8%
Whittier Ventures LLC 1600 Huntington Drive South Pasadena, California 91030	1,923,960	(12)	15.2%
All Officers and Directors as a Group (9 persons)	2,347,681		18.2%

*
Less than 1%.

(1)
Represents (i) the vested portion of an option to purchase 17,334 shares of common stock granted to Mr. Buckner on January 8, 2004, vesting over three years, and a fully vested option to acquire 12,941 shares of common stock granted on November 3, 2005; and (ii) 5,000 shares of common stock and a three-year warrant to purchase up to 5,000 shares of common stock at an exercise price of $7.50 per share, purchased by Mr. Buckner on June 16, 2004. Also includes 8,700 shares of common stock underlying 870 shares of Series A preferred stock acquired on June 15, 2005.

(2)
Represents the vested portion of an option to purchase 10,000 shares of common stock granted to Mr. Dahl on January 8, 2004, vesting over a three year period, and a fully vested option to acquire 7,466 shares of common stock granted on November 3, 2005.

(3)
Represents the vested portion of an option to purchase 10,000 shares of common stock granted to Mr. Jeffs on January 8, 2004, vesting over a three year period, and a fully vested option to acquire 7,466 shares of common stock granted on November 3, 2005.

(4)
Represents (i) 83,636 shares of common stock owned by the Bryce W. Rhodes 1975 Trust, of which Mr. Rhodes is a trustee and the beneficiary, including 20,000 shares of common stock purchased on June 16, 2004; (ii) 17,400 shares of common stock underlying 1,740 shares of Series A preferred stock owned by Adventure Seekers Travel, over which Mr. Rhodes, as President, is deemed to have voting control and dispositive power; (iii) a three-year warrant to purchase up to 20,000 shares of common stock at $7.50 per share, purchased by the Bryce W. Rhodes 1975 Trust on June 16, 2004; and (iv) the vested portion of an option to purchase 76,334 shares of common stock, granted to Mr. Rhodes on January 8, 2004, vesting over three years, and a fully vested option to acquire 56,991 shares of common stock granted on November 3, 2005.

(5)
Represents (i) 5,000 shares of common stock and a three-year warrant to purchase up to 5,000 shares of common stock purchased by Mr. Silverman on June 16, 2004; and (ii) the vested portion of an option to purchase 62,334 shares of common stock granted to Mr. Silverman on January 8, 2004, vesting over a three year period, and a fully vested option to acquire 46,538 shares of common stock granted on November 3, 2005.

(6)
As disclosed in a joint filing on Schedule 13D filed with the SEC on September 22, 2003. Represents shares owned by Whittier Ventures, LLC described in footnote 12 below, which Mr. Sorensen is deemed to share voting and dispositive power of such shares as co-trustee of seventeen trusts that are the sole members of Whittier Ventures, LLC. Also represents the vested portion of an option to purchase 10,000 shares of common stock granted to Mr. Sorensen on January 8, 2004, vesting over a three year period, and a fully vested option to acquire 7,466 shares of common stock granted on November 3, 2005.

(7)
Represents (i) 5,000 shares of common stock and a three-year warrant to purchase up to 5,000 shares of common stock purchased by Mr. Young on June 16, 2004; and (ii) the vested portion of an option to purchase 52,000 shares of common stock granted to Mr. Young on January 8, 2004, vesting over a three year period, and a fully vested option to acquire 38,823 shares of common stock granted on November 3, 2005. Also includes 6,960 shares of common stock underlying 696 shares of Series A preferred stock purchased by Mr. Young on June 15, 2005.

(8)
As disclosed in a filing on Schedule 13G filed with the SEC on June 24, 2005 and adjusted to reflect the one-for-three reverse split of our outstanding common stock effective July 1, 2005. Represents (i) 896,060 shares of common stock underlying 89,606 shares of Series A preferred stock held by Friedman, Billings, Ramsey Group, Inc., and (ii) 896,060 shares of common stock underlying 89,606 shares of Series A preferred stock held by Friedman, Billings, Ramsey & Co.

(9)
As disclosed in a filing on Schedule 13G filed with the SEC on June 24, 2005 and adjusted to reflect the one-for-three reverse split of our outstanding common stock effective July 1, 2005. Represents 896,060 shares of common stock underlying 89,606 shares of Series A preferred stock held by Friedman, Billings, Ramsey & Co.

(10)
As disclosed in a joint filing on Schedule 13D filed with the SEC on September 22, 2003. Represents shares beneficially owned by (i) The Whittier Trust Company of Nevada, Inc. as disclosed in a joint filing on Schedule 13D filed with the SEC on September 22, 2003, and (ii) Whittier Trust Company as described in footnote 11 below. As the sole stockholder of each of The Whittier Trust Company of Nevada Inc., and Whittier Trust Company, Whittier Holdings, Inc. may be deemed to share voting and dispositive power with respect to the shares of common stock owned by each of The Whittier Trust Company of Nevada, Inc. and Whittier Trust.

(11)
As disclosed in a joint filing on Schedule 13D filed with the SEC on September 22, 2003. Represents shares of common stock owned by various trusts of which Whittier Trust Company is the sole trustee or a co-trustee.

(12)
As disclosed in an amendment to Schedule 13D filed with the SEC on August 23, 2004, including 117,500 shares of common stock and a three-year warrant to purchase up to 117,500 shares of common stock purchased by Whittier Ventures on June 16, 2004. Also includes 671,330 shares of common stock underlying 67,133 shares of Series A preferred stock acquired by Whittier Ventures, LLC on June 15, 2005.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        Dallas Parker, Corporate Secretary of Whittier, is a partner at the law firm of Thompson & Knight LLP, which provides legal services to Whittier and its subsidiaries. For the fiscal year ended December 31, 2004, the total legal fees paid by Whittier to Thompson & Knight LLP represented less than one percent of the gross revenue of the firm.

        Whittier's Chief Operating Officer, Daniel Silverman, received a 4.63% net profits interest ("NPI") in Whittier's investment in the Beaver Dam Creek Field upon completion of WEC's acquisition of that property in 2002. The NPI entitled Mr. Silverman to 4.63% of our net operational cash flow from the field (i.e., revenues less operating costs and capital investment) after deducting related principal and interest payments under Whittier's credit facility with Compass Bank. In March 2004, Whittier acquired the NPI from Mr. Silverman for $70,000.

        In June 2004, Whittier closed a private placement with accredited investors for 460,000 shares of our common stock priced at $5.25 per share and warrants to purchase an additional 460,000 shares of common stock at an exercise price of $7.50 per share. The private offering was fully subscribed and resulted in total gross proceeds to Whittier of $2,415,000. Certain directors and officers of Whittier participated in the private placement, including Messrs. Rhodes, Silverman, Young, Buckner, and Parker, who acquired a total of 60,000 shares of common stock and warrants to acquire an additional 60,000 shares of common stock. Whittier Ventures, LLC, an affiliate of Whittier, acquired 117,500 shares of common stock and warrants to acquire an additional 117,500 shares of common stock at $7.50 per share. Exploration Capital Partners Limited Partnership acquired 132,500 shares of common stock and warrants to acquire an additional 132,500 shares of common stock at $7.50 per share. All officers, directors and beneficial owners of Whittier who participated in the offering, participated on the same terms and conditions as the non-affiliated investors. We also issued 9,938 shares of common stock and a related warrant to purchase an additional 9,938 shares of common stock at an exercise price of $7.50 per share to a registered broker/dealer, Global Resource Investments Ltd., as payment for services rendered as a placement agent in connection with the private offering. Exploration Capital Partners Limited Partnership and Global Resource Investments, Ltd. are indirectly controlled by a greater than 5% beneficial owner of Whittier, after taking into account their ownership received in Whittier as a result of the private placement.

        On June 15, 2005, Whittier closed a private placement with accredited investors for 852,912 shares of our Series A preferred stock for a purchase price of $60 per share. The private offering was fully subscribed and resulted in total gross proceeds to Whittier of $50 million. Whittier paid Friedman, Billings, Ramsey & Co., Inc., a cash fee of 7% of the gross sales price of all shares of Series A preferred stock sold in the offering for providing services as placement agent with respect to those shares, except for (i) the sales of an aggregate of 179,212 shares to Friedman, Billings, Ramsey Group, Inc. and Friedman, Billings, Ramsey & Co., Inc., and 67,133 shares to Whittier Ventures LLC, at a 7% discounted purchase price of $55.80 per share and for which the placement agent did not receive a fee, and (ii) the sales of an aggregate of 55,568 shares to management, directors and certain other accredited investor affiliates of Whittier at a 4.2% discounted purchase price of $57.48 per share and for which the placement agent received a fee of 2.92% of the per share gross sale price. Messrs. Rhodes, Young, Buckner and Parker participated in this private placement and acquired a total of 3,741 shares of Series A preferred stock at the 4.2% discounted purchase price of $57.48 per share. The total cash fee paid by Whittier to Friedman, Billings, Ramsey & Co., Inc. for its services as placement agent was $2,407,510.

        Whittier entered into a $150,000 consulting agreement with The Whittier Trust Company, an affiliate of Whittier, for the six-month period ended December 31, 2005. Under the agreement The Whittier Trust Company will provide to Whittier various management advisory services, including financial and market analysis, investor relations and consultation regarding the Company's disposition of certain marketable securities.

DESCRIPTION OF CAPITAL STOCK

        Set forth below is a description of the material terms of our capital stock. However, this description is not complete and is qualified by reference to our articles of incorporation (including the certificate of designation of the Series A preferred stock) and bylaws. Copies of our articles of incorporation (including the certificate of designation of the Series A preferred stock) and bylaws have been filed with the SEC. Please read "Where You Can Find More Information." You should also be aware that the summary below does not give full effect to the provisions of statutory or common law which may affect your rights as a stockholder.

Authorized Capital Stock

        Pursuant to our articles of incorporation, we are authorized to issue an aggregate of 33.3 million shares of common stock, par value of $0.001 per share, and one million shares of preferred stock, par value $0.001 per share. On December 19, 2005, we had 3,985,325 shares of common stock and 852,912 shares of Series A preferred stock outstanding, which are convertible into an aggregate of 8,529,120 shares of common stock.

Common Stock

        Voting rights.    Each share of common stock is entitled to one vote in the election of directors and on all other matters submitted to a vote of stockholders. Stockholders do not have the right to cumulate their votes in the election of directors.

        Dividends, distributions and stock splits.    Holders of common stock are entitled to receive dividends if, as and when such dividends are declared by the board of directors out of assets legally available therefor after payment of dividends required to be paid on shares of preferred stock, if any. Our credit facility restricts our ability to pay cash dividends.

        Liquidation.    In the event of any dissolution, liquidation, or winding up of our affairs, whether voluntary or involuntary, after payment of debts and other liabilities and making provision for any holders of its preferred stock who have a liquidation preference, our remaining assets will be distributed ratably among the holders of common stock.

        Fully paid.    All shares of common stock outstanding are fully paid and nonassessable.

        Other rights.    Holders of common stock have no redemption or conversion rights and no preemptive or other rights to subscribe for our securities.

Preferred Stock

        Our board of directors has the authority to issue up to one million shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rates, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of that series, which may be superior to those of the common stock, without further vote or action by the stockholders. One of the effects of undesignated preferred stock may be to enable our board of directors to render more difficult or to discourage an attempt to obtain control of Whittier by means of a tender offer, proxy contest, merger or otherwise, and as a result, protect the continuity of our management. The issuance of shares of the preferred stock by the board of directors as described above may adversely affect the rights of the holders of common stock. For example, preferred stock issued by Whittier may rank superior to the common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of common stock.

Accordingly, the issuance of shares of preferred stock may discourage bids for our common stock or may otherwise adversely affect the market price of our common stock.

Series A Preferred Stock

        Each share of Series A preferred stock may be converted at any time at the holder's election into 10 shares of our common stock and will automatically convert into 10 shares of our common stock following the listing of our common stock on the Nasdaq National market. If conversion has not occurred on or before December 31, 2005, holders of the Series A preferred stock are entitled to receive quarterly dividends accruing from the date of initial issuance at a rate of 8% per annum. The following discussion summarizes some, but not all, provisions of the certificate of designation governing the Series A preferred stock, as amended. We urge you to read the certificate of designation, as amended, because it, and not this description, defines the rights of holders of the Series A preferred stock. A copy of the certificate of designation governing the Series A preferred stock was filed on June 21, 2005 with the SEC as Exhibit 4.1 to our Current Report on Form 8-K and a copy of the Amendment to Certificate of Designation After Issuance of Class or Series was filed on November 1, 2005 with the SEC as Exhibit 3.1 to our Current Report on Form 8-K.

        Ranking.    The Series A preferred stock ranks, with respect to dividend rights and rights upon liquidation, dissolution or winding up:

  •
  on parity with any other class or series of stock that has terms which provide that such class or series will rank on a parity with the Series A preferred stock; and

  •
  senior to our common stock, and each other class or series of stock that has terms providing that such class or series will rank junior to the Series A preferred stock.

        Dividend Rights.    No dividends will be payable on the Series A preferred stock if automatic conversion occurs on or before December 31, 2005. However, if the Series A preferred stock has not been converted into common stock on or before December 31, 2005, then each holder of Series A preferred stock will be entitled to receive cumulative dividends at an annual rate of 8% of the initial purchase price from the date of issuance. The dividends will be cumulative from the original issue date of the Series A preferred stock, whether or not in any period we were legally permitted to pay such dividends or such dividends were declared.

        Dividends will be payable quarterly, within 15 days of the end of the calendar quarters ending December 31, March 31, June 30, and September 30 of each year, to holders of record as they appear in our stock records at the close of business on the tenth business day immediately preceding the respective dividend payment date, or such other record date as may be fixed by our board of directors in advance of a dividend payment date. Dividends payable on shares of Series A preferred stock for any period other than a full quarterly period will be computed on the basis of a 360-day year consisting of twelve 30-day months.

        We may not, without the prior consent of the holders of at least two-thirds of the Series A preferred stock voting as a separate class, declare or pay any dividend or distribution, whether in liquidation or otherwise, or purchase, redeem or otherwise acquire for value prior to its stated maturity, to holders of:

  •
  any junior securities, or

  •
  any parity securities, unless such dividend or distribution is allocated (i) to pay all accrued and unpaid dividends on the Series A preferred stock and parity securities, pro rata, based on the unpaid amount thereof, if there are any accrued and unpaid dividends on the Series A preferred stock or such parity securities, and (ii) to pay the holders of Series A preferred stock and the parity securities, pro rata based on their respective liquidation preferences, if there are no accrued and unpaid dividends on the Series A preferred stock or such parity securities.

        Accrued and unpaid dividends on the Series A preferred stock that remain unpaid as of a quarterly dividend payment date will accrue additional dividends at a rate of 12% per annum until paid.

        Liquidation Rights.    Upon our voluntary or involuntary liquidation, dissolution or winding up, holders of Series A preferred stock will be entitled to receive a liquidation preference equal to the original issuance price, plus accrued and unpaid dividends, before any payment or distribution is made to holders of common stock or other junior securities. If, upon our voluntary or involuntary liquidation, dissolution or winding up, the amounts payable with respect to shares of Series A preferred stock and all other parity securities are not paid in full, the holders of shares of Series A preferred stock and the holders of the parity securities will share equally and ratably in any distribution of our assets in proportion to the full liquidation preference and the amount equal to all accrued and unpaid dividends to which each such holder is entitled.

        Unless the holders of at least 50% of the outstanding Series A preferred stock agree otherwise, each of the following events would be deemed a liquidation, dissolution or winding up for purposes of determining the rights of holders of Series A preferred stock:

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  the sale of all or substantially all of our assets (or our agreement to do so);

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  our merger or consolidation with another entity in certain circumstances (or our approval or agreement to do so);

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  the acquisition by any person or group at least 35% of the voting power of our equity securities; or

  •
  our offering for cash of junior securities.

        Conversion.    Each share of Series A preferred stock is convertible by the holder at any time into 10 shares of our common stock and is automatically convertible into 10 shares of our common stock upon the listing of our common stock on the Nasdaq National Market. The conversion rate is subject to adjustment in certain circumstances, including stock splits, stock dividends, rights offerings, or combinations of our common stock. Upon conversion of the Series A preferred stock, we will pay all accrued and unpaid dividends, if any, and the holders will surrender to us or the transfer agent the certificate or certificates for the shares to be converted. We will deliver to such holder the certificate or certificates for the number of shares of our common stock to which the holder is entitled.

        No fractional shares of common stock will be issued upon conversion of shares of Series A preferred stock. All shares, including fractional shares, of common stock issuable to a holder of Series A preferred stock will be aggregated. If after such aggregation, the conversion would result in the issuance of a fractional share of common stock, the fraction will be rounded up or down to the nearest whole number of shares.

        Upon any reorganization or reclassification of our capital stock or any consolidation or merger with or into another company or any sale of all or substantially all of our assets to another company (if such transaction is not treated as a liquidation, dissolution or winding up), we or such successor entity, as the case may be, will make appropriate provision so that each share of Series A preferred stock then outstanding will be convertible into the kind and amount of securities, cash and other property receivable upon such consolidation, merger, sale, reclassification, change or conveyance by a holder of the number of shares of common stock into which such share of Series A preferred stock might have been converted immediately before such transaction, subject to such adjustment which will be as nearly equivalent as may be practicable to the adjustments described above. These provisions will similarly apply to successive consolidations, mergers, conveyances or transfers.

        Redemption.    We are required to redeem all of the outstanding Series A preferred stock on September 14, 2008 at 108% of the liquidation preference. We will notify holders of record of Series A preferred stock between 30 and 60 days before this date. Upon redemption, each holder of Series A preferred stock will be entitled to receive upon surrender of Series A preferred stock certificates cash in the amount of 108% of the liquidation preference, including all accrued and unpaid dividends through the date of redemption.

        Consent Rights and Voting Rights.    The holders of the Series A preferred stock generally may vote on an as-converted basis with our common stock, as otherwise required by law or described below. If 51% or more of the Series A preferred stock has not converted by December 31, 2005, the holders of the Series A preferred stock, voting separately as a class, will be entitled to elect two additional members to our board of directors and one member if between 10% and 51% of the Series A preferred stock has not converted.

        We may not, without the approval of holders of at least two-thirds of our Series A preferred stock, undertake any of the following:

  •
  amend, alter, waive, repeal or modify (whether by merger, consolidation or otherwise) any provision of our articles of incorporation (including any filing or amending of a statement of designation for any senior security or parity security) or bylaws so as to adversely affect or otherwise impair any of the rights, preferences, privileges, qualifications, limitations or restrictions of, or applicable to, our Series A preferred stock;

  •
  authorize, issue or increase the authorized amount of any class of senior securities (other than issuing shares of the Series A authorized but unissued as of the date hereof) or parity securities;

  •
  increase or decrease (other than by redemption or conversion) the authorized number of shares of our Series A preferred stock;

  •
  liquidate, dissolve or wind up in any form of transaction; or

  •
  enter into any agreement regarding, or any transaction or series of transactions resulting in, a change of control before December 31, 2005, and thereafter unless provision is made in the agreement effecting such transaction for the redemption of our Series A preferred stock in cash in accordance with the designation of preferences for the Series A preferred stock.

Nevada Anti-Takeover Law and Certain Charter and Bylaw Provisions

        Nevada law.    We are subject to the provisions of the Nevada private corporation law, which are anti-takeover provisions. In general, the provisions of Sections 78.411-444 prohibit a publicly held Nevada corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the "business combination" or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns or within three years prior to the determination of interested stockholder status, did own, 10% or more of a corporation's voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

        These provisions are intended to enhance the likelihood of continuity and stability in the composition of the board and in the policies formulated by the board and to discourage some types of transactions that may involve actual or threatened change of control of our company. These provisions are designed to reduce our vulnerability to an unsolicited proposal for a takeover that does not contemplate the acquisition of all of our outstanding shares or an unsolicited proposal for the potential restructuring or sale of all or a part of our company. However, these provisions could discourage potential acquisition proposals and could delay or prevent a change in control of Whittier. They may also have the effect of preventing changes in our management.

        Charter and bylaw provisions.    Our articles of incorporation and bylaws do not exclude us from these restrictions.

Indemnification for Securities Act Liabilities

        Our articles of incorporation limit the personal liability of Whittier's officers and directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under the Nevada Revised Statutes (the "NRS"). Our bylaws also provide for Whittier to indemnify directors and officers to the fullest extent permitted by the Nevada Revised Statutes. These provisions may have the practical effect in certain cases of eliminating the ability of stockholders to collect monetary damages from directors or officers.

        Under Nevada law, a corporation may indemnify a director or officer if (i) he or she is not liable pursuant to Section 78.138 of the NRS for breaching fiduciary duties as an officer or director or where breach of duties involved intentional misconduct, fraud or a knowing violation of law, or (ii) acted in good faith and in a manner which he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

        In connection with our June 15, 2005 private placement of common stock, we entered into a placement agreement with Friedman, Billings, Ramsey & Co., Inc. setting forth the terms and conditions upon which that firm, as the placement agent, agreed to offer subscriptions for the shares of Series A preferred stock sold in the private placement. The placement agreement provides that our obligations to sell the shares of Series A preferred stock and the obligations of the purchasers are subject to certain conditions. Pursuant to the placement agreement, we have agreed to indemnify the placement agent and holders of the Series A preferred stock, and such holders are required to indemnify us and our officers, directors and other affiliates, against certain liabilities, including liabilities under the securities laws, and the indemnified parties have a right to contribution for payments that they may be required to make in respect of those liabilities.

Transfer Agent and Registrar

        Effective December 27, 2005, American Stock Transfer & Trust Company will serve as transfer agent and registrar for Whittier's common stock. AST's phone number is (800) 937-5449. Until that time, the Transfer Agent and Registrar for Whittier's common stock is Pacific Corporate Trust Company. Its phone number is (604) 689-9853.

Stock Exchange Listing

        Our common stock currently is quoted on the Over-the-Counter Bulletin Board under the symbol "WECP.OB." We anticipate that our common stock will be listed on the NASDAQ National Market on December 27, 2005, at which point our common stock will be traded under the symbol "WHIT".

PLAN OF DISTRIBUTION

        Our common stock is being registered to permit public secondary trading of these securities by the holders thereof from time to time after the date of this prospectus. We have agreed, among other things, to bear all expenses (other than underwriting discounts and selling commissions) in connection with the registration and sale of the common stock covered by this prospectus.

        We will not receive any of the proceeds from the offering of the common stock by the selling stockholders. A number of our stockholders, including Whittier Ventures LLC, and substantially all of our executive officers and directors, have entered into lock-up agreements under which they have agreed not to offer or sell any shares of common stock or similar securities until December 7, 2005 without the prior written consent of the placement agent. However, the placement agent may at any time, in its sole discretion, waive the terms of these lock-up agreements.

        We have been advised by the selling stockholders that the selling stockholders may sell, other than those securities covered by the lock-up agreements, all or a portion of the common stock beneficially owned by them and offered hereby from time to time on any exchange, over-the-counter market or through any other facility on which the securities are listed or traded on terms to be determined at the times of such sales, directly or through brokers or dealers. The selling stockholders may also make private sales directly or through brokers or dealers. Any of the selling stockholders may from time to time offer the common stock beneficially owned by them through underwriters, brokers, dealers or agents, who may receive compensation in the form of underwriting discounts, commissions or concessions (which could be more than the customary amount) from the selling stockholders and the purchasers of the common stock for whom they may act as agent or to whom they sell as principal, or both. In compliance with the guidelines of the National Association of Securities Dealers, or NASD, the maximum consideration or discount to be received by any NASD member or independent broker-dealer may not exceed 8% of the aggregate amount of securities offered pursuant to this prospectus or any applicable prospectus supplement.

        The selling stockholders may agree to indemnify any broker, dealer or agent, relating to the sale or distribution of the shares against various liabilities, including liabilities under the Securities Act.

        The common stock may be sold from time to time in one or more types of transactions at fixed offering prices, which may be changed, or at varying prices determined at the time of sale or at negotiated prices. These prices will be determined by the holders of such securities or by agreement between these holders and underwriters or dealers who may receive fees or commissions in connection therewith.

        These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

        In connection with sales of our common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers or others, which may in turn engage in short sales of our common stock or securities convertible into or exchangeable for our common stock in the course of hedging the positions they assume. The selling stockholders may also sell our common stock short, loan or pledge our common stock, or enter into options or other transactions with broker-dealers or others that in each such case may require the delivery of our common stock to such persons or entities that in turn may sell such securities pursuant to this prospectus (as amended or supplemented, if required, to effect such transactions). Any selling stockholder may pledge or grant a security interest in some or all of our common stock owned by it and if it defaults in the performance of its secured obligations, the pledgees or secured parties may offer and sell the common stock from time to time pursuant to this prospectus. The selling stockholders also may transfer and donate shares of our common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling stockholders for purposes of the prospectus. The selling stockholders may effect sales through put or call options transactions and may sell short our common stock and may deliver this prospectus in connection with such short sales and use the shares of our common stock covered by the prospectus to cover such transactions and short sales. In addition, any shares of our common stock covered by this prospectus that qualify for sale pursuant to Rule 144 or any other available exemption from registration under the Securities Act may be sold under Rule 144 or such other available exemption. Sales may be effected pursuant to any method or combination of methods described in this prospectus.

        At the time a particular offering of shares of our common stock covered by this prospectus is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate number of shares of our common stock being offered and the terms of the offering, including the name or names of any underwriters, dealers, brokers or agents, if any, and any discounts, commissions or concessions allowed or reallowed to be paid to brokers or dealers. In addition, upon notification by a selling stockholder that a donee, pledgee, transferee or other successor in interest intends to sell more than 500 shares, a supplement to this prospectus will be filed.

        Our outstanding common stock is quoted on the Over-the-Counter Bulletin Board under the symbol "WECP.OB." We expect that our common stock will be listed on the NASDAQ National Market on December 27, 2005 and will be traded under the symbol "WHIT". However, we can give no assurances as to whether it will be listed or the liquidity or trading market for the common stock if so listed.

        Selling stockholders and any underwriters, dealers, brokers or agents who participate in the distribution of the common stock may be deemed to be "underwriters" within the meaning of the Securities Act and any profits on the sale of the common stock by them and any discounts, commissioners or concessions received by any such underwriters, dealers, brokers or agents may be deemed to be underwriting discounts and commissions under the Securities Act. In connection with the June 2005 private placement of our Series A preferred stock, we granted the placement agent, for a period of one year following the offering, a right of first refusal to act as no less than co-lead underwriter and sole book runner or no less than sole placement agent in connection with any subsequent public or private equity offering.

        The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M, which may limit the timing of purchases and sales of the common stock by the selling stockholders and any other such person. Furthermore, Regulation M under the Exchange Act may restrict the ability of any person engaged in a distribution of the common stock being distributed for a period of up to five business days prior to the commencement of such distribution. All of the foregoing may affect the marketability of the common stock and the ability of any person or entity to engage in market-making activities with respect to the common stock.

        Subject to and in accordance with Regulation M and other applicable securities rules, any underwriters, brokers or dealers who participate in an offering may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

  •
  Over-allotments involving sales in excess of the offering size, creating a short position. Any underwriters, brokers or dealers may elect to reduce a short position by exercising some or all of any over-allotment option.

  •
  Stabilizing and short covering purchases. Stabilizing bids or purchases to prevent or retard the decline in the market price of our common stock are permitted if they do not exceed a specified maximum price. Stabilizing transactions may include making short sales of our common stock and purchasing common stock by exercise of an over-allotment option or by purchasing shares in the open market.

  •
  Penalty bids. Penalty bids permit any representatives to reclaim concessions from a syndicate member for the shares purchased in stabilizing or short covering transactions.

        The above-mentioned activities, which may be commenced and discontinued at any time, may be effected on the Nasdaq National Market, if the common stock is listed on such market, in the over-the-counter market or otherwise. Also, until such time when a stabilizing bid may have been made, some of the broker-dealers who are market makers in the shares may make bids for or purchases of shares subject to certain restrictions, known as passive market making activities.

        As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market.

        We will use our commercially reasonable efforts to keep the registration statement of which this prospectus is a part effective until the earliest of (a) the sale pursuant to the shelf registration statement or Rule 144 under the Securities Act of all the shares of common stock covered by this prospectus, (b) the expiration of the holding period applicable to such securities held by persons that are not our affiliates under Rule 144(k) under the Securities Act or any successor provision, or the availability of any other exemption permitting sales without restriction, and (c) the date all common stock covered by this prospectus cease to be outstanding.

SELLING STOCKHOLDERS

        The shares of our common stock covered by this prospectus are being offered by the selling stockholders listed in the table below. On June 15, 2005 in a private placement to accredited investors, we issued and sold 852,912 shares of Series A preferred stock, which are convertible into 8,529,120 shares of common stock. Selling stockholders selling common stock issued upon conversion of the Series A preferred stock acquired such stock from the accredited investors or from subsequent holders in transactions exempt from registration under the Securities Act, or from the Company, through conversion of their previously acquired preferred stock.

        This prospectus covers sales, by the named selling stockholders, of shares of common stock covered by this prospectus. This prospectus will not cover subsequent sales of common stock purchased from a selling stockholder named in this prospectus.

        No offer or sale under this prospectus may be made by a stockholder unless that holder is listed in the table below, in a supplement to this prospectus or in an amendment to the related registration statement that has become effective. We will supplement or amend this prospectus to include additional selling stockholders upon request and upon provision of all required information to us, subject to the terms of the Registration Rights Agreement dated as of June 15, 2005 between us and the placement agent.

        The following table sets forth, the name of each selling stockholder, the nature of any position, office, or other material relationship which the selling stockholder has had, within the past three years, with us or with any of our predecessors or affiliates, the amount of shares of our common stock owned by such stockholder prior to the offering, the amount being offered for the stockholder's account and the amount to be owned by such stockholder after completion of the offering.

        We prepared the table based on information supplied to us by the selling stockholders. We have not sought to verify such information. Additionally, some or all of the selling stockholders may have sold or transferred some or all of their shares of our common stock, in transactions exempt from the registration requirements of the Securities Act since the date on which the information in the table was provided to us. Other information about the selling stockholders may also change over time.

Selling Stockholders	Number of Shares of Common Stock Owned Prior to the Offering(1)	Number of Shares of Common Stock Being Offered Hereby(1)	Number of Shares of Common Stock Owned After Completion of the Offering	Percentage of Shares of Common Stock Owned After Completion of the Offering
Andrew Jose	8,330	8,330	—	*
David M. Bowie	1,000	1,000	—	*
Friedman, Billings, Ramsey & Co., Inc.(2)	896,060	896,060	—	*
Friedman, Billings, Ramsey Group, Inc.(3)	896,060	896,060	—	*
James R. Kleeblatt IRA	16,670	16,670	—	*
MJJM, LLC(4)	181,960	181,960	—	*
Neuhauser Capital LLC(5)	100,000	100,000	—	*
Paul T. Dell'Isola	50,000	50,000	—	*
Rock Tonkel	41,670	41,670	—	*
TOTAL	2,191,750	2,191,750

*
Less than 1%.

(1)
Includes common stock issuable upon conversion of Whittier's Series A 8% Automatically Convertible Preferred Stock at a conversion rate of 10 shares of common stock per share of preferred stock.

(2)
Friedman, Billings, Ramsey & Co., Inc., acted as placement agent for the private placement of our Series A preferred stock and received a total of $2,407,510 in placement agent fees from Whittier.

(3)
Friedman, Billings, Ramsey Group, Inc., is the parent of Friedman, Billings, Ramsey & Co., Inc.

(4)
Jonathan L. Billings is Managing Director of MJJM, LLC. By virtue of his position, Mr. Billings exercises investment power and voting control over the shares held by MJJM, LLC.

(5)
James C. Neuhauser is the Managing Member of Neuhauser Capital LLC. By virtue of his position, Mr. Neuhauser exercises investment power and voting control over the shares held by Neuhauser Capital LLC.

LEGAL MATTERS

        The validity of the subscription rights and the shares of common stock offered pursuant to this offering will be passed upon for us by Thompson & Knight LLP. Dallas Parker, a partner in Thompson & Knight LLP, is the Secretary of Whittier and as of December 19, 2005, owned 435 shares of Series A preferred stock, 5,000 shares of common stock, options to acquire 17,466 shares of common stock at an average of $7.89 per share and warrants exercisable for 5,000 share of common stock at a price of $7.50 per share.

EXPERTS

        On January 13, 2005, we appointed Grant Thornton LLP ("Grant Thornton") as independent registered public accounting firm. The restated consolidated financial statements of Whittier Energy Corporation as of and for the year ended December 31, 2004 in this prospectus and elsewhere in the registration statement have been audited by Grant Thornton LLP, independent registered public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

        The restated consolidated financial statements of Whittier as of December 31, 2003 and for the year ended December 31, 2003 incorporated by reference in this prospectus have been audited by Brown Armstrong Paulden McCown Starbuck & Keeter Accountancy Corporation, as independent registered public accounting firm, as stated in their report included herein.

        The consolidated financial statements of RIMCO Production Company, Inc. and subsidiaries as of December 31, 2004 and 2003, and for each of the years in the two-year period ended December 31, 2004, have been included in the prospectus in reliance upon the report of KPMG LLP, independent auditor, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

        Whittier's estimated proved reserves as of December 31, 2004, are based on an independent evaluation prepared by H.J. Gruy and Associates, Inc., an independent evaluation prepared by WZI, Inc. with respect to Whittier's interest in the Round Mountain Unit, and internal estimates for certain royalty interests representing less than 1% of Whittier's total year-end estimated proved reserves. RIMCO's estimated proved reserves as of December 31, 2004, are based on independent evaluations prepared by Netherland, Sewell & Associates, Inc., Cawley, Gillespie & Associates, Inc., and Huddleston & Co., Inc., all of which are independent petroleum engineering consultants.

WHERE YOU CAN FIND MORE INFORMATION

        We file information statements and annual, quarterly and special reports with the Securities and Exchange Commission. You may read and copy any document that we file at the Securities and Exchange Commission's public reference room in Washington, D.C. located at 450 Fifth Street N.W., Washington, D.C. 20549. You may also call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms. The Securities and Exchange Commission maintains a web site that contains reports, proxy statements and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission, including us. Our Securities and Exchange Commission filings are also available to you free of charge at the Securities and Exchange Commission's web site at www.sec.gov.

        This prospectus is part of a registration statement on Form SB-2 we have filed with the Securities and Exchange Commission under the Securities Act of 1933.

        You may request a copy of our filings, at no cost, by writing or telephoning us at:

Whittier Energy Corporation
333 Clay Street
Suite 1100
Houston, Texas 77002
(713) 850-1880

GLOSSARY OF OIL AND GAS TERMS

        The following are abbreviations and definitions of certain terms commonly used in the oil and gas industry and this prospectus:

        Bbl.    One stock tank barrel, or 42 U.S. gallons liquid volume, used in reference to oil or other liquid hydrocarbons.

        Boe.    One stock tank barrel equivalent of oil, calculated by converting gas volumes to equivalent oil barrels at a ratio of 6 Mcf to 1 Bbl of oil.

        Bopd.    Barrels of oil per day.

        Developed acreage.    The number of acres which are allocated or assignable to producing wells or wells capable of production.

        Development well.    A well drilled within the proved area of an oil or gas reservoir to the depth of a stratigraphic horizon known to be productive.

        Differential.    An adjustment to the price of oil from an established spot market price to reflect differences in the quality and/or location of oil.

        Exploratory well.    A well drilled to find and produce oil or gas in an unproved area, to find a new reservoir in a field previously found to be productive of oil or gas in another reservoir, or to extend a known reservoir.

        Farm-in.    An agreement between a participant who brings a property into the venture and another participant who agrees to spend an agreed amount to explore and develop the property and has no right of reimbursement but may gain a vested interest in the venture. A "farm-in" describes the position of the participant who agrees to spend the agreed-upon sum of money to gain a vested interest in the venture.

        Farm-out.    An agreement between a participant who brings a property into the venture and another participant who agrees to spend an agreed amount to explore and develop the property and has no right of reimbursement but may gain a vested interest in the venture. A "farm-out" describes the position of the participant who agrees to convey an interest in an oil and gas property in return for the transferee agreeing to spend an agreed-upon sum of money to gain a vested interest in the venture.

        Gas.    Natural gas.

        Gross acres.    The total acres in which a person or entity has a working interest.

        Gross oil and gas wells.    The total wells in which a person or entity owns a working interest.

        In-fill drilling.    A drilling operation in which one or more development wells is drilled within the proven boundaries of a field.

        Mbbl.    One thousand barrels of oil or other liquid hydrocarbons.

        Mboe.    One thousand Boe.

        Mcf.    One thousand cubic feet of gas.

        Mcfd.    One thousand cubic feet of gas per day.

        Mcfe.    One thousand cubic feet of gas equivalent.

        Mmboe.    One million Boe.

        Mmbtu.    One million British thermal units. One British thermal unit is the amount of heat required to raise the temperature of one pound of water to one degree Fahrenheit.

        Mmcf.    One million cubic feet of gas.

        Mmcfe.    One million cubic feet of gas equivalent.

        Net acres.    Gross acres multiplied by the percentage working interest.

        Net oil and gas wells.    Gross wells multiplied by the percentage working interest.

        Net production.    Production that is owned, less royalties and production due others.

        Net revenue interest.    Our share of petroleum after satisfaction of all royalty and other noncost-bearing interests.

        NYMEX.    New York Mercantile Exchange.

        Oil.    Crude oil, condensate and natural gas liquids.

        Operator.    The individual or company responsible for the exploration and/or exploitation and/or production of an oil or gas well or lease.

        PV-10.    The pre-tax present value, discounted at 10% per year, of estimated future net revenues from the production of proved reserves, computed by applying sales prices in effect as of the dates of such estimates and held constant throughout the productive life of the reserves (except for consideration of price changes to the extent provided by contractual arrangements), and deducting the estimated future costs to be incurred in developing, producing and abandoning the proved reserves (computed based on current costs and assuming continuation of existing economic conditions).

        Proved developed reserves.    Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as "proved developed reserves" only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

        Proved reserves.    Per Article 4-10(a)(2) of Regulation S-X, the SEC defines proved oil and gas reserves as the estimated quantities of oil, gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.

        Reservoirs are considered proved if economic producibility is supported by either actual production or conclusive formation test. The area of a reservoir considered proved includes: (i) that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any; and (ii) the immediately adjoining portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.

        Reserves which can be produced economically through application of improved recovery techniques (such as fluid injection) are included in the "proved" classification when successful testing by a pilot project, or the operation of an installed program in the reservoir, provides support for the engineering analysis on which the project or program was based.

        Estimates of proved reserves do not include: (i) oil that may become available from known reservoirs but is classified separately as "indicated additional reserves"; (ii) oil, gas, and natural gas liquids, the recovery of which is subject to reasonable doubt because of uncertainty as to geology, reservoir characteristics, or economic factors; (iii) oil, gas, and natural gas liquids, that may occur in undrilled prospects; and (iv) oil, gas, and natural gas liquids, that may be recovered from oil shales, coal, gilsonite and other such sources.

        Proved reserve additions.    The sum of additions to proved reserves from extensions, discoveries, improved recovery, acquisitions and revisions of previous estimates.

        Proved undeveloped reserves.    Proved undeveloped oil and gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances should estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

        Reserve life.    A measure of the productive life of an oil and gas property or a group of properties, expressed in years. Reserve life is calculated by dividing proved reserve volumes at year end by production for that year.

        Reserves-to-production ratio.    An estimate of working inventory at a point of time calculated by dividing reserves at year-end by annual production. It should not be considered the number of producing years left in a basin.

        Royalty.    An interest in an oil and gas lease that gives the owner of the interest the right to receive a portion of the production from the leased acreage (or of the proceeds of the sale thereof), but generally does not require the owner to pay any portion of the costs of drilling or operating the wells on the leased acreage. Royalties may be either landowner's royalties, which are reserved by the owner of the leased acreage at the time the lease is granted, or overriding royalties, which are usually reserved by an owner of the leasehold in connection with a transfer to a subsequent owner.

        Standardized measure.    The present value, discounted at 10% per year, of estimated future net revenues from the production of proved reserves, computed by applying sales prices in effect as of the dates of such estimates and held constant throughout the productive life of the reserves (except for consideration of price changes to the extent provided by contractual arrangements), and deducting the estimated future costs to be incurred in developing, producing and abandoning the proved reserves (computed based on current costs and assuming continuation of existing economic conditions). Future income taxes are calculated by applying the statutory federal and state income tax rate to pre-tax future net cash flows, net of the tax basis of the properties involved and utilization of available tax carryforwards related to oil and gas operations.

        Undeveloped acreage.    Acreage held under lease, permit, contract or option that is not in a spacing unit for a producing well.

        Working interest.    An interest in an oil and gas lease that gives the owner of the interest the right to drill for and produce oil and gas on the leased acreage and requires the owner to pay a share of the costs of drilling and production operations.

Report of Independent Auditor

The Shareholders of
RIMCO Production Company, Inc. and Subsidiaries:

        We have audited the accompanying consolidated balance sheets of RIMCO Production Company, Inc. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, shareholders' equity and other comprehensive income, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of RIMCO Production Company, Inc. and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

        As discussed in notes 1 and 7, the Company changed its method of accounting for its share-based payments, effective January 1, 2004. Effective January 1, 2003, the Company changed its method of accounting for asset retirement obligations as discussed in notes 1 and 3.

Hartford, Connecticut
April 4, 2005

RIMCO PRODUCTION COMPANY, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2004 and 2003

	2004	2003
Assets
Current assets:
Cash and cash equivalents	$12,991,815	$20,937,251
Accounts receivable and accrued revenues	4,566,074	5,857,002
Prepaid drilling and other costs	1,236,284	346,913

Total current assets	18,794,173	27,141,166

Oil and gas property and equipment on the basis of full cost method of accounting:
Proved properties, less accumulated depletion, depreciation and amortization of $24,112,120 and $28,297,731 in 2004 and 2003, respectively	26,560,556	39,802,203
Unproved properties, not being amortized	3,777,348	2,559,262

Total oil and gas property and equipment	30,337,904	42,361,465

Office furniture and equipment, less accumulated depreciation of $355,927 and $313,030 in 2004 and 2003, respectively	118,823	200,087
Investments:
Equity investments in common stock	1,093	—
Securities available for sale, at market	12,978	10,483

Total investments	14,071	10,483

Deferred financing fees, net	17,324	38,671

Total assets	$49,282,295	$69,751,872

Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable and accrued expenses	$1,147,531	$3,761,022
Accrued interest payable	13,524	10,938
Current portion of long-term debt	1,000,000	—
Derivative instruments	—	684,074

Total current liabilities	2,161,055	4,456,034
Other long-term liability	285,291	234,927
Asset retirement obligations	429,314	1,188,031
Long-term debt, less current portion	—	1,000,000
Deferred income tax liability	5,013,957	3,948,553

Total liabilities	7,889,617	10,827,545

Commitments and contingencies (notes 6, 7, and 8)
Minority interests	—	1,907,356

Shareholders' equity:
Common stock, $0.001 par value. Authorized 12,500,000 shares; issued and outstanding 2,023,064 and 1,948,060 shares in 2004; issued and outstanding 1,881,164 and 1,806,160 shares in 2003	2,023	1,881
Additional paid-in capital	35,643,891	32,601,870
Notes receivable from shareholders	(2,641,509)	—
Treasury stock, at cost, 75,004 shares	(2,100,112)	(2,100,112)
Accumulated other comprehensive income (loss)	8,046	(417,627)
Retained earnings	10,480,339	26,930,959

Total shareholders' equity	41,392,678	57,016,971

Total liabilities and shareholders' equity	$49,282,295	$69,751,872

The accompanying notes to the consolidated financial statements are an integral part of these statements.

RIMCO PRODUCTION COMPANY, INC. AND SUBSIDIARIES

Consolidated Statements of Operations

Years Ended December 31, 2004 and 2003

	2004	2003
Operating revenues:
Oil and gas sales	$17,282,143	$34,706,296
Other operating income	235,824	645,437

Total operating revenues	17,517,967	35,351,733

Operating expenses:
Oil and gas operating costs	3,522,426	5,359,721
Production taxes	753,310	73,210
Depletion, depreciation, and amortization	4,582,792	10,020,332
Accretion of asset retirement obligations	60,504	82,985
General and administrative	2,329,742	3,237,643
Consulting fees	679,107	1,121,261

Total operating expenses	11,927,881	19,895,152

Operating income	5,590,086	15,456,581

Other income and (expense):
Interest expense	(72,383)	(303,600)
Interest income	273,572	206,891
Realized loss on sales of assets and investments	(12,334)	(2,783)
Other income	174	21,977

Total other income and (expense)	189,029	(77,515)

Income before provision for income taxes	5,779,115	15,379,066
Provision for income taxes:
Current	3,673,610	4,491,517
Deferred	804,508	1,112,947

Total provision for income taxes	4,478,118	5,604,464

Income before minority interests and cumulative effect of change in accounting principle	1,300,997	9,774,602
Minority interests	—	722,212
Cumulative effect of change in accounting principle, net of tax	—	179,984

Net income	$1,300,997	$8,872,406

The accompanying notes to the consolidated financial statements are an integral part of these statements.

RIMCO PRODUCTION COMPANY, INC. AND SUBSIDIARIES

Consolidated Statements of Shareholders' Equity and
Other Comprehensive Income

Years Ended December 31, 2004 and 2003

	Common stock			Notes receivable from shareholders		Accumulated other comprehensive income (loss)
			Additional paid-in capital		Treasury stock		Retained earnings	Total shareholders' equity	Total comprehensive income
	Shares	Amount
Balance, December 31, 2002	1,880,465	$1,880	$32,590,516	$—	$—	$(651,868)	$18,998,865	$50,939,393
Issuance of stock	699	1	16,979	—	—	—	—	16,980
Dividends paid	—	—	—	—	—	—	(940,312)	(940,312)
Purchase of treasury shares	—	—	—	—	(2,100,112)	—	—	(2,100,112)
Stock compensation expense	—	—	(5,625)	—	—	—	—	(5,625)
Net unrealized gain on securities available for sale, net of tax effects	—	—	—	—	—	578	—	578	$578
Net change for derivative instruments, net of tax effects	—	—	—	—	—	233,663	—	233,663	233,663
Net income	—	—	—	—	—	—	8,872,406	8,872,406	8,872,406

Balance, December 31, 2003	1,881,164	1,881	32,601,870	—	(2,100,112)	(417,627)	26,930,959	57,016,971	$9,106,647

Issuance of stock	141,900	142	3,042,021	(2,641,509)	—	—	—	400,654
Dividends paid	—	—	—	—	—	—	(17,751,617)	(17,751,617)
Net unrealized gain on securities available for sale, net of tax effects	—	—	—	—	—	1,547	—	1,547	$1,547
Net change for derivative instruments, net of tax effects	—	—	—	—	—	424,126	—	424,126	424,126
Net income	—	—	—	—	—	—	1,300,997	1,300,997	1,300,997

Balance, December 31, 2004	2,023,064	$2,023	$35,643,891	$(2,641,509)	$(2,100,112)	$8,046	$10,480,339	$41,392,678	$1,726,670

See accompanying notes to consolidated financial statements.

RIMCO PRODUCTION COMPANY, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years Ended December 31, 2004 and 2003

	2004	2003
Cash flows from operating activities:
Net income	$1,300,997	$8,872,406
Adjustments to reconcile net income to net cash provided by operating activities:
Minority interests	—	722,212
Cumulative effect of change in accounting principle, net of tax	—	179,984
Depletion, depreciation and amortization	4,582,792	10,020,332
Accretion of asset retirement obligations	60,504	82,985
Deferred income taxes	804,508	1,112,947
Amortization of deferred financing fees	29,624	116,428
Stock compensation	—	(5,625)
Realized loss on sales of assets and investments	12,334	2,783
Changes in assets and liabilities:
Accounts receivable and accrued revenues	(35,000)	1,644,711
Prepaid drilling and other costs	(889,372)	59,694
Accounts payable and accrued expenses	(2,456,443)	493,840
Accrued interest payable	2,586	(61,612)
Other assets and liabilities	51,583	(5,211)

Net cash provided by operating activities	3,464,113	23,235,874

Cash flows from investing activities:
Additions to oil and gas property and equipment	(4,521,895)	(9,391,886)
Proceeds from sale of oil and gas property and equipment	10,250	4,500
Purchases of office furniture and equipment	(18,092)	(7,363)

Net cash used in investing activities	(4,529,737)	(9,394,749)

Cash flows from financing activities:
Deferred financing fees	(8,277)	(45,201)
Dividends paid	(7,123,226)	(940,312)
Distributions to minority interests	—	(1,082,849)
Repayments of long-term debt	—	(4,146,605)
Net proceeds from issuance of common stock	36,000	16,980
Repayments on shareholder notes	215,691	—
Purchase of treasury shares	—	(2,100,112)

Net cash used in financing activities	(6,879,812)	(8,298,099)

Net increase (decrease) in cash and cash equivalents	(7,945,436)	5,543,026
Cash and cash equivalents, beginning of year	20,937,251	15,394,225

Cash and cash equivalents, end of year	$12,991,815	$20,937,251

Supplemental disclosures:
Cash paid for interest	$40,173	$248,785
Cash paid for income taxes	3,652,693	4,808,283
Noncash activities:
Distribution of Limited Partnerships' net assets	10,628,391	—

The accompanying notes to the consolidated financial statements are an integral part of these statements.

RIMCO Notes to Consolidated Financial Statements

(1) Organization and Summary of Significant Accounting Policies

  (a)
  Organization and Operations

          RIMCO Production Company, Inc. (RIMCO or the Company) was formed on June 13, 1988 under the laws of the State of Delaware. RIMCO maintains offices in Houston, Texas, and Avon, Connecticut. RIMCO and all majority owned subsidiaries (collectively, the Company) invest in the acquisition, exploration, development, production and marketing of oil and gas properties. These properties are located in the United States, primarily in the Gulf Coast region, both on and offshore.

  (b)
  Principles of Consolidation

          Effective January 1, 2004, the Company distributed its limited partnership ownership of RIMCO Royalty Partners, L.P. and its general partnership ownership of Diverse-RIMCO to its shareholders. For 2004, the consolidated financial statements include the accounts of all wholly-owned subsidiaries of RIMCO, including Vaquero Gas Company Incorporated and RIMCO Energy, Inc.. In addition, the Company's investment in RIMCO Royalty Management, Inc., which is the 0.01% general partner of RIMCO Royalty Partners, L.P., is included as equity investment in common stock in the consolidated balance sheet. RIMCO Royalty Management, Inc. is accounted for under the equity method of accounting as the limited partners have substantive participation rights. For 2003, the consolidated financial statements include the accounts of all majority owned subsidiaries of RIMCO, including the following 100% owned subsidiaries, Vaquero Gas Company Incorporated, RIMCO Royalty Partners, L.P., RIMCO Energy, Inc. and RI AQ Partners, L.P. and its 79.2875% owned general partnership Diverse RIMCO. Minority interests are included in the accompanying consolidated financial statements. All significant intercompany balances and transactions have been eliminated.

  (c)
  Change in Accounting Principle for Asset Retirement Obligations

          Effective January 1, 2003, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 143, Accounting for Asset Retirement Obligations, which requires the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred and a corresponding increase in the carrying value of the related long-lived asset.

  (d)
  Cash and Cash Equivalents

          The Company's cash equivalents represent commercial paper held at a national bank with original maturities of thirty days or less. The investments are recorded at cost, which approximates fair market value, as of December 31, 2004 and 2003.

  (e)
  Restricted Cash

          Included in cash and short term investments at December 31, 2004 is approximately $50,000 of short-term investments supporting a letter of credit issued as a lease deposit on office space.

  (f)
  Oil and Gas Property and Equipment

          Oil and gas property and equipment are accounted for using the full cost method of accounting. Under this method, all costs incurred in exploring, acquiring and developing oil and gas reserves, regardless of whether or not the results of specific costs are successful in finding oil and gas reserves, are capitalized. The carrying amount of oil and gas properties also includes estimated asset retirement costs recorded, based on the fair value of the asset retirement obligation when incurred. Internal costs incurred that are directly identified with acquisition, exploration, and development activities are also capitalized. For 2004 and 2003, such internal costs capitalized totaled approximately $1,214,741 and $969,300, respectively.

          Depletion, depreciation and amortization of capitalized costs of oil and gas property and equipment plus the estimated future expenditures to be incurred in developing proved reserves are provided based on the unit of production method. Unproved properties are excluded from the amortizable base until evaluated and are evaluated for impairment at least annually. Unit of production rates are based on proved oil and gas reserves estimated by independent petroleum engineers.

          The Company limits, on a country by country basis, the capitalized costs of proved oil and gas properties, net of accumulated depletion, depreciation and amortization and deferred income taxes, to the estimated future net cash flows from proved oil and gas reserves discounted at 10%, net of related tax effects, plus the lower of cost or fair value of unproved properties included in the costs being amortized. If capitalized costs exceed this limit, the excess is charged to additional depletion, depreciation and amortization expense.

  (g)
  Long Lived Assets

          The Company applies the provisions of SFAS No. 144, Accounting for the Impairment or Disposal of Long Lived Assets, which requires impairment losses to be recorded on other than oil and gas long lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amounts. The Company did not record any write downs during the years ended December 31, 2004 and 2003.

  (h)
  Investments

          The Company accounts for its investments in public companies in accordance with SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities. This statement requires that investments in debt and equity securities that are available for sale be recorded at fair value with unrealized gains and losses included as a component of accumulated other comprehensive income, net of tax effects, in the accompanying consolidated balance sheets.

          Realized gains and losses from the sale of investments are recorded on the sale date by specific identification of the investment sold.

  (i)
  Derivative Instruments and Hedging Activities

          The Company accounts for its derivative instruments and hedging activities in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended. In connection with the Company entering into a Credit Agreement with Aquila Energy Capital Corporation in March 2001, the Company entered into a crude oil swap contract and a natural gas swap contract with Aquila to effectively hedge the cash flows related to certain crude oil and natural gas prices. The contracts expired in April 2004. As of December 31, 2003, the fair value liability associated with the swap contracts was $684,074. The effective portion of the change in the fair value of the swaps was recorded as a component of accumulated other comprehensive income (loss), net of tax effects. The recognition of the fair value of the swaps was included as an adjustment in oil and gas sales over the term of the contract as production occurred. Included in oil and gas sales in the accompanying consolidated statements of operations for the years ended

  December 31, 2004 and 2003 are reductions of $682,657 and $1,831,139, respectively, related to the crude oil and natural gas swap contracts.

  (j)
  Deferred Financing Fees

          Deferred financing fees represent costs incurred in connection with entering into the Credit Agreement with The Frost National Bank. These costs are being deferred and will be amortized into interest expense at the effective interest rate over the term of the related debt.

  (k)
  Office Furniture and Equipment

          Office furniture and equipment is stated at cost, less accumulated depreciation. Depreciation is computed using the straight line method over the estimated useful lives of the assets, which is five years.

  (l)
  Comprehensive Income

          The Company applies the provisions of SFAS No. 130, Reporting Comprehensive Income, which establishes standards for the reporting and display of comprehensive income and its components (revenue, expenses, gains and losses) in the consolidated financial statements. Components of comprehensive income represent changes in shareholders' equity resulting from unrealized gains and losses from equity securities that are available for sale and fair value adjustments resulting from the Company's crude oil and natural gas swap contracts. Both components are recorded net of tax effects.

  (m)
  Revenue Recognition

          The Company recognizes oil and gas sales from its interests in producing wells under the sales method of accounting, in which revenues are recognized as oil and gas are delivered and sold to purchasers. Additionally, other operating income resulting from monthly operating fees that are charged to other participants, are recognized when earned in accordance with the terms of the specific operating agreement.

  (n)
  Change in Accounting Principle for Share Based Payments

          Effective January 1, 2004, the Company adopted SFAS No. 123 (revised 2004), Share-Based Payments, to account for its stock option plan. The Company previously used the intrinsic value method of accounting for stock based compensation under Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and elected the disclosure only alternative under SFAS No. 123, Accounting for Stock Based Compensation.

  (o)
  Income Taxes

          The Company accounts for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. This statement requires the Company to recognize deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on differences between the financial statement carrying amounts and the tax bases of assets and liabilities and net operating loss carryforwards available for tax reporting purposes, using the applicable tax rates for the years in which the differences are expected to reverse. A valuation allowance is recorded on deferred tax assets unless realization is more likely than not.

  (p)
  Use of Estimates in the Preparation of Financial Statements

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

          During 2003, the Company determined that certain wells on production since 2002 have been classified as exempt from state production taxes, as approved by the respective state commission. Refunds of production taxes paid in prior years, totaling approximately $1,173,000, have been recorded as a reduction of production taxes for the year ended December 31, 2003.

(2) Dividend Plan

        At Board of Directors meetings held on November 5 and 6, 2003 and December 2, 2003 and at a Special Shareholders meeting also held on December 2, 2003, certain actions were approved relative to a plan to distribute limited partnership units (the Dividend Plan) of certain Company owned partnerships to shareholders of the Company. The Dividend Plan dividended, on January 1, 2004 for shareholders of record on January 1, 2004, limited partnership units in RIMCO Royalty Partners, L.P., a limited partnership owning royalty and net profits interests, and the Company's 79.2875% general partnership interest in Diverse-RIMCO, another partnership holding royalty and net profits interests. A $4,000,000 cash dividend was paid to shareholders of record on January 1, 2004 to assist shareholders with the taxes on the dividend of the limited partnership units. The book value of the dividend of the partnership units was $10,926,930, and is reflected as part of dividends paid on the consolidated statements of shareholders' equity and other comprehensive income. For income tax purposes only, the fair value of the dividend of limited partnership units was $17,998,200 and resulted in a taxable gain of $9,564,259.

        In addition, the company offered to finance the exercise of the remaining 141,900 stock options that were exercised on January 1, 2004. The terms of financing included an interest rate of 3.55% and required repayment from 100% of proceeds from any sale of stock purchased, 85% of any liquidation proceeds related to the stock purchased and, starting on July 1, 2004, 80% of all cash dividends from stock and 70% of all cash distributions received from partnership units. On January 1, 2004, 141,900 options were exercised and 140,400 options were financed for a total of $2,857,200. At December 31, 2004, the remaining balance of notes receivable from shareholders was $2,641,509 and is reflected as a reduction of shareholders' equity. The notes receivable from shareholders are secured by the shares of stock purchased and the limited partnership units.

(3) Asset Retirement Obligations

        Effective January 1, 2003, the Company adopted SFAS No. 143, Accounting for Asset Retirement Obligations, which requires the fair value of a liability for an asset retirement obligation to be recorded in the period incurred and a corresponding increase in the carrying amount of the related long-lived asset. The Company's asset retirement obligations relate to the plugging and abandonment of its oil and gas properties. As a result of adoption, the related cumulative adjustment to net income was a decrease of $290,296 before income taxes and $179,984 after income taxes. Additionally, the Company recorded an asset retirement obligation liability of $1,077,723 as of January 1, 2003 and a net increase to oil and gas property and equipment of $787,427. The application of SFAS No. 143 did not have a significant impact on depletion, depreciation and amortization for 2004 and 2003.

        The asset retirement obligation is recorded at fair value and accretion expense, recognized over the life of each property, increases the liability to its expected settlement value. If the fair value of the estimated asset retirement changes, an adjustment is recorded for both the asset retirement obligation and the asset retirement cost.

        The following table provides a rollforward of the asset retirement obligation for December 31, 2004 and 2003:

	2004	2003
Carrying amount of asset retirement obligations, beginning of year	$1,188,031	$1,077,723
Liabilities incurred	100,092	27,323
Accretion expense	60,504	82,985
Liabilities released, upon sale	(919,313)	—

Carrying amount of asset retirement obligations, end of year	$429,314	$1,188,031

(4) Long-Term Debt

        On March 28, 2001, the Company entered into a $28,345,000 Credit Agreement (the Agreement) with Aquila Energy Capital Corporation (Aquila). The Agreement consisted of an initial loan of $22,345,000, which was used to assist in the financing of the purchase of partnership interests of affiliated entities. Additionally, up to $6,000,000 was available to be used in the Company's development operations, as further described in the Agreement. The original promissory note bore interest at 10.5% and matured on March 29, 2005 unless terminated earlier as provided for in the Agreement. Effective June 1, 2002, an election to adjust the rate to Prime plus 1.5% was made, resulting in a new fixed rate of 6.25%. The loan was secured primarily by certain oil and gas producing properties of the Company. Repayment of the loan was made monthly from 85% of net revenues from the secured properties, as defined in the Agreement. Additionally, Aquila had been granted a 3.5% overriding royalty interest in the secured properties, to be conveyed at loan termination. This interest in the secured properties was being capitalized as a deferred financing fee and amortized into interest expense at the effective interest rate over the term of the debt. This Credit Agreement was terminated on September 16, 2002 when Frost Bank acquired the balance of the notes for $5,746,605 and a new agreement was entered into with Frost Bank, as more fully described below. The Company purchased Aquila's overriding royalty interest for $1,000,000.

        On September 16, 2002, the Company entered into an Amendment and Restatement of Credit Agreement with Frost Bank (Frost Agreement), thus amending certain terms of the Agreement with Aquila and having Frost Bank as the new lender. The terms of the Frost Agreement establishes a commitment for Frost Bank to lend up to $20,000,000 with a current declining revolving line of credit in the amount of $14,000,000. The amount funded by Frost Bank was $5,746,605 and is due by September 16, 2005. Interest on this line of credit is equal to the London Interbank Offered Rate (LIBOR) plus 2.5%, resulting in an initial rate of 4.315%, fixed for six months. As of December 31,

2004 the effective rate is 4.55%, in accordance with the terms of the Frost Agreement. Similar to the Aquila Agreement, this loan is secured by certain oil and gas producing properties of the Company.

        On December 16, 2003, the Company entered into a Second Amendment with Frost Bank reducing the amount available under the revolving line of credit to $3,720,000, after making a loan payment to reduce the outstanding balance to $1,000,000. This Amendment was sought to remove the Company's royalty partnerships assets from the loan collateral and to allow for the distribution of its limited partnership interests to the Company shareholders on January 1, 2004. All other significant terms remained unchanged.

        In accordance with the Frost Agreement, the Company is subject to certain financial and other covenants, including the maintenance of positive working capital of $1,000,000, as defined, certain limitations on the sale of secured properties, distributions to shareholders and extensions of credit. The Company was in compliance with these covenants at December 31, 2004 and 2003.

(5) Income Taxes

        For the years ended December 31, 2004 and 2003, income tax expense consisted of the following:

	Current	Deferred	Total
2004:
Federal	$3,198,610	$664,177	$3,862,787
State	475,000	140,331	615,331

	$3,673,610	$804,508	$4,478,118

2003:
Federal	$3,995,282	$1,021,949	$5,017,231
State	496,235	90,998	587,233

	$4,491,517	$1,112,947	$5,604,464

        The deferred tax expense for 2004 and 2003 does not reflect the tax effect credited to accumulated other comprehensive income (loss) of $4,931 and $255,965, respectively.

        Actual income tax expense differs from the "expected" tax expense (computed by applying the U.S. federal corporate rate of 34% to earnings before income taxes) as follows:

	2004	2003
Computed "expected" tax expense	$1,964,899	$5,228,882
Increase (reduction) in income taxes resulting from:
State income taxes, net of federal income tax benefit	406,119	232,474
Gain on dividend of Partnerships	2,811,155
Percentage depletion in excess of cost	(145,398)	(319,441)
Valuation allowance	(200,000)	235,000
Other, net	(358,657)	227,549

	$4,478,118	$5,604,464

        The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31 are presented below:

	2004	2003
Fair value of derivative instruments	$—	$259,948
Postretirement benefits	114,649	95,048
Asset retirement obligations	163,139	—
Non oil and gas fixed assets	57,654	46,596
Net operating loss carryforwards	603,375	623,068
Less: Valuation allowance	(332,500)	(435,000)

Deferred tax assets	606,317	589,660

Oil and gas property and equipment, principally due to differences in depletion and depreciation expense	5,615,343	4,534,230
Unrealized gain on available for sale securities	4,931	3,983

Deferred tax liability	5,620,274	4,538,213

Net deferred tax liability	$(5,013,957)	$(3,948,553)

        The net deferred tax liability is shown as follows in the accompanying balance sheet:

	2004	2003
Current deferred tax asset	$—	$—
Non-current deferred tax liability	(5,013,957)	(3,948,553)

	$(5,013,957)	$(3,948,553)

        The Company has federal net operating loss ("NOL") carryforwards of approximately $796,650 as of December 31, 2004, expiring between 2008 and 2012, and state NOL carryforwards of approximately $6,650,000, expiring between 2007 and 2019. The Company has no remaining minimum tax credit carryforwards as of December 31, 2004. Due to an ownership change in March 2001, the utilization of the Company's federal NOLs is limited under Section 382 of the Internal Revenue Code. The Company believes it is more likely than not that they will not realize the benefits of its state NOLs. As a result, the Company established valuation allowances of $332,500 and $435,000 as of December 31, 2004 and 2003, respectively. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods, which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term, if estimates of future taxable income during the carryforward periods are reduced.

(6) Employee Benefit Plans

        The Company sponsors a 401(k) plan for its employees and annually contributes five percent (5%) of each full time employee's salary to the plan. Employees may make additional contributions up to the limit allowed under Federal income tax law. RIMCO's contributions, which are included in general and administrative expenses in the accompanying consolidated statements of operations, were $100,587 and $99,317 for the years ended December 31, 2004 and 2003, respectively.

        The Company has responsibility for the postretirement health insurance obligations for certain employees. Provisions of $301,709 and $250,126 as of December 31, 2004 and 2003, respectively, are included in other short-term and long-term liabilities with the expense being recognized as general and administrative expenses in the accompanying consolidated statements of operations.

(7) Stock Option Plan

        The Company adopted the RIMCO Production Company, Inc. 1997 Stock Incentive Plan (the "Plan") on September 22, 1997. The Plan permits the awarding of options for up to 176,280 shares of common stock of the Company. The options may be either incentive stock options as defined in Section 422 of the Internal Revenue Code or nonqualified stock options. The Compensation Committee which administers the Plan, which is appointed by the board of directors of the Company, generally has the discretion to set the terms of the stock options, provided that (i) the exercise price of a stock option will not be less than the fair market value of a share of common stock on the date of the grant, and (ii) the option term for an option may not exceed 10 years.

        On March 30, 2001 and August 28, 2001, RPC granted options to purchase 157,500 shares of common stock at an exercise price of $20.00 per share, the estimated market value of RPC common stock on the date of grant. On December 20, 2001, the Company granted options to purchase 13,000 shares of common stock at an exercise price of $26.00 per share, the estimated market value of RPC common stock on the date of grant. No options were granted in 2002 through 2004. All options expire 10 years from the date of grant and vest over three years. During 2002, 5,468 options were forfeited due to employment terminations and 33 options were exercised resulting in 164,999 options outstanding at December 31, 2002. In January 2003, 199 options were exercised. On February 5, 2003, the Compensation Committee approved the acceleration of vesting of all outstanding stock options, totaling 164,800, to be effective March 31, 2003.

        On December 2, 2003, at a meeting of the Board of Directors and a Special Meeting of Shareholders, a plan was approved to offer to purchase certain outstanding stock options at $28 per share, less the option exercise price. Further, an offer for the company to finance the exercise of remaining stock options was made in anticipation of the Dividend Plan. As a result, 22,400 options were tendered for a total cost of $159,400 and 500 options were exercised in December 2003. There were 141,900 options outstanding as of December 31, 2003 with a weighted-average exercise price of $20.41 per share. On January 1, 2004, 141,900 options were exercised. Cash was paid for 1,500 of the options exercised and the remaining 140,400 options were financed through notes for a total of $2,857,200. Of this amount, $944,200, or 44,900 shares, were financed through non-recourse notes. The non-recourse notes receivable from shareholders are secured by the shares of stock purchased and the limited partnership units distributed. No new options were granted under the Plan in 2004 and 2003.

        Effective January 1, 2004, the Company adopted SFAS No. 123 (R), Share-Based Payments, to account for its stock option plan. Under SFAS No. 123 (R), the options exercised through non-recourse notes on January 1, 2004 are accounted for as modifications which are treated as an exchange of the original options for new options. The value of the new options approximated the value of the options exchanged. Accordingly, no compensation costs were incurred in connection with the modification. Dividends paid in 2004 to the non-recourse note holders were charged to retained earnings since they are not required to be returned if the award is forfeited.

        The Company previously used the intrinsic value method of accounting for stock based compensation under Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and elected the disclosure only alternative under SFAS No. 123, Accounting for Stock Based Compensation. No compensation expense under SFAS No. 123 would have been recognized in 2003.

(8) Legal Proceedings

        The Company is a party to legal proceedings arising in the ordinary course of business which management believes, after consultation with legal counsel, will not have a material adverse effect on the Company's consolidated financial position or future operating results.

(9) Commitments

  (a)
  Operating Leases

          RPC leases office space in Avon, Connecticut and Houston, Texas under agreements, which expire July 2005 and October 2007, respectively. Under the terms of both leases, the Company is required to pay a stated rental amount plus its proportionate share of any increase in the operating expenses and real property taxes of the buildings in excess of certain base levels as defined in the lease agreement. Rent expense was $239,609 and $226,071 for the years ended December 31, 2004 and 2003, respectively, and is included in general and administrative expenses in the consolidated statement of operations. As of December 31, 2004, approximate minimum rental commitments under the leases were:

2005	352,355
2006	256,195
2007	213,495
  (b)
  Letter of Credit

          RPC has one letter of credit in the amount of $37,595, which expires on November 1, 2005, and is used as a security deposit on the Houston operating lease. At December 31, 2004, no amounts were outstanding on the letter of credit.

(10) Significant Purchaser

        During 2004 and 2003, the Company received approximately $7,671,700, or 43%, and $15,300,000, or 42%, respectively, of its oil and gas sales from one purchaser.

(11) Treasury Stock

        In December 2003, the Company purchased 75,004 shares of currently outstanding stock at $28 per share for a total cost of $2,100,112. This purchase of stock was recorded at cost and is reflected in the accompanying consolidated financial statements.

(12) Subsequent Event

        On March 18, 2005, RIMCO entered into discussions of a possible transaction to sell 100% of its outstanding capital stock to another company for cash. The parties are conducting a due diligence process and expect to complete the transaction within the first six months of 2005.

SUPPLEMENTAL INFORMATION—DISCLOSURES ABOUT OIL AND GAS
PRODUCING ACTIVITIES—UNAUDITED

The following supplemental information regarding the oil and gas activities of the Company is presented pursuant to the disclosure requirements promulgated by the SEC and SFAS No. 69, "Disclosures About Oil and Gas Producing Activities."

The following estimates of reserve quantities and related standardized measure of discounted net cash flows are estimates only, and are not intended to reflect realizable values or fair market values of the Company's reserves. The Company emphasizes that reserve estimates are inherently imprecise and that estimates of new discoveries are more imprecise than producing oil and gas properties. Additionally, the price of oil has been very volatile and downward changes in prices can significantly affect quantities that are economically recoverable. Accordingly, these estimates are expected to change as future information becomes available and these changes may be significant.

Proved reserves are estimated reserves of crude oil and natural gas that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves are those expected to be recovered through existing wells, equipment and operating methods.

The standardized measure of discounted future net cash flows is computed by applying year-end prices of oil and gas (with consideration of price changes only to the extent provided by contractual arrangements) to the estimated future production of proved oil and gas reserves, less estimated future expenditures (based on year-end costs) to be incurred in developing and producing the proved reserves, less estimated future income tax expenses. The estimated future net cash flows are then discounted using a rate of 10% a year to reflect the estimated timing of the future cash flows.

SUPPLEMENTAL INFORMATION—DISCLOSURES ABOUT OIL AND GAS
PRODUCING ACTIVITIES—UNAUDITED

Proved Oil and Gas Reserve Quantities
(All within the United States)

	Oil Reserves (Bbls.)	Gas Reserves (Mcf.)
Proved developed and undeveloped reserves:
Balance December 31, 2002	3,719,414	22,770,528
Revision of previous estimates	(238,933)	(2,519,510)
Purchases of minerals in place	—	—
Extensions, discoveries and other additions	10,180	562,557
Production	(345,559)	(4,414,424)

Balance December 31, 2003	3,145,102	16,399,151
Revision of previous estimates	2,223	644,177
Purchases of minerals in place	—	—
Extensions, discoveries and other additions	45,963	1,291,250
Sales of minerals in place	(1,017,146)	(5,634,289)
Production	(155,999)	(1,745,966)

Balance December 31, 2004	2,020,143	10,954,323

Proved Developed Reserves:
Balance December 31, 2002	2,642,366	17,282,291

Balance December 31, 2003	1,924,820	12,197,723

Balance December 31, 2004	1,278,398	8,805,968

SUPPLEMENTAL INFORMATION—DISCLOSURES ABOUT OIL AND GAS
PRODUCING ACTIVITIES—UNAUDITED
(All Amounts in Thousands)

Capitalized Costs Relating to Oil and Gas Producing Activities (All within the United States)

	Year Ended December 31,
	2004	2003
Proved oil and gas properties	$50,673	$68,100
Unproved oil and gas properties	3,777	2,559

Accumulated depreciation and depletion	(24,112)	(28,298)

Net capitalized cost	$30,338	$42,361

Cost Incurred in Oil and Gas Property Acquisition, Exploration, and Development Activities
(All within the United States)

	Year Ended December 31,
	2004	2003
Acquisition costs	$524	$2,509
Exploration and appraisal costs	4,311	5,026
Development costs	(239)	2,745

	$4,596	$10,280

Results of operations for producing activities (All within the United States)

	Year Ended December 31,
	2004	2003
Oil and gas revenues	$17,282	$34,706
Lease operating expenses	(3,522)	(5,360)
Production taxes	(753)	(73)
Depreciation, depletion, and amortization	(4,583)	(10,020)
Exploration expense	—	—
Accretion of Future Abandonment Obligation	(61)	(83)

Net results of operations before income taxes	8,363	19,170
Provision for income taxes	(3,178)	(7,285)

Results of operations	$5,185	$11,885

SUPPLEMENTAL INFORMATION—DISCLOSURES ABOUT OIL AND GAS
PRODUCING ACTIVITIES—UNAUDITED
(All Amounts in Thousands)

Standardized Measure of Discounted Future Net Cash Flows and Changes Therein Relating to Proven Oil and Gas Reserves (All within the United States)

	Year Ended December 31,
	2004	2003
Future cash inflows	$154,858	$190,897
Future development costs	(8,571)	(11,231)
Future production costs	(46,212)	(51,609)
Future income tax expenses	(32,115)	(37,735)

Future net cash flows	67,960	90,322
10% annual discount for estimated timing of cash flows	(24,785)	(31,848)

Standardized measure of discounted net cash flows	$43,175	$58,474

Principal sources of change in the standardized measure of discounted future net cash flows

	Year Ended December 31,
	2004	2003
Beginning balance	58,474	68,200
Oil and gas sales	(13,007)	(29,273)
Purchases of minerals in place
Sales of minerals in place	(32,568)	—
Extensions and discoveries	7,613	2,516
Net changes in prices, production cost and future development cost	22,479	14,242
Net changes due to revisions of previous quantity estimates	1,963	5,268
Development cost incurred	239	(2,745)
Accretion of discount	3,884	6,072
Net change in income taxes	(6,202)	(5,579)
Other	300	(227)

Ending balance	$43,175	$58,474

RIMCO PRODUCTION COMPANY, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

March 31, 2005 and December 31, 2004

(unaudited)

	2005	2004
Assets
Current assets:
Cash and cash equivalents	$15,072,830	$12,991,815
Accounts receivable and accrued revenues	4,181,944	4,566,074
Prepaid drilling and other costs	212,231	1,236,284

Total current assets	19,467,005	18,794,173

Oil and gas property and equipment on the basis of full cost method of accounting:
Proved properties, less accumulated depletion, depreciation and amortization of $25,235,759 and $24,112,120 in 2005 and 2004, respectively	26,206,601	26,560,556
Unproved properties, not being amortized	5,460,853	3,777,348

Total oil and gas property and equipment	31,667,454	30,337,904

Office furniture and equipment, less accumulated depreciation of $364,870 and $355,927 in 2005 and 2004, respectively	100,888	118,823
Investments:
Equity investments in common stock	1,093	1,093
Securities available for sale, at market	12,201	12,978

Total investments	13,294	14,071

Deferred financing fees, net	11,550	17,324

Total assets	$51,260,191	$49,282,295

Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable and accrued expenses	$1,555,107	$1,147,531
Accrued interest payable	2,407	13,524
Current portion of long-term debt	1,000,000	1,000,000

Total current liabilities	2,557,514	2,161,055
Other long-term liability	280,900	285,291
Asset retirement obligations	437,614	429,314
Deferred income tax liability	5,295,167	5,013,957

Total liabilities	8,571,195	7,889,617

Commitments and contingencies (notes 6, 7, and 8)
Shareholders' equity:
Common stock, $0.001 par value. Authorized 12,500,000 shares; issued 2,023,064 shares, respectively; outstanding 1,948,060 shares, respectively	2,023	2,023
Additional paid-in capital	35,643,891	35,643,891
Notes receivable from shareholders	(2,529,806)	(2,641,509)
Treasury stock, at cost, 75,004 shares	(2,100,112)	(2,100,112)
Accumulated other comprehensive income (loss)	7,564	8,046
Retained earnings	11,665,436	10,480,339

Total shareholders' equity	42,688,996	41,392,678

Total liabilities and shareholders' equity	$51,260,191	$49,282,295

See accompanying notes to consolidated financial statements.

RIMCO PRODUCTION COMPANY, INC. AND SUBSIDIARIES

Consolidated Statements of Operations

Three Months Ended March 31, 2005 and 2004

(unaudited)

	2005	2004
Operating revenues:
Oil and gas sales	$4,839,298	$5,092,457
Other operating income	—	228,725

Total operating revenues	4,839,298	5,321,182

Operating expenses:
Oil and gas operating costs	473,627	1,261,218
Production taxes	272,645	176,175
Depletion, depreciation, and amortization	1,142,832	1,569,804
Accretion of asset retirement obligations	8,300	22,870
General and administrative	470,222	435,720
Consulting fees	152,512	143,374

Total operating expenses	2,520,138	3,609,161

Operating income	2,319,160	1,712,021

Other income and (expense):
Interest expense	(18,034)	(21,498)
Interest income	96,315	67,134

Total other income and (expense)	78,281	45,636

Income before provision for income taxes	2,397,441	1,757,657
Provision for income taxes:
Current	638,630	3,514,253
Deferred	281,505	290,141

Total provision for income taxes	920,135	3,804,394

Net income (loss)	$1,477,306	$(2,046,737)

See accompanying notes to consolidated financial statements.

RIMCO PRODUCTION COMPANY, INC. AND SUBSIDIARIES

Consolidated Statements of Shareholders' Equity and
Other Comprehensive Income

December 31, 2003 through March 31, 2005

(unaudited)

	Common stock			Notes receivable from shareholders		Accumulated other comprehensive income (loss)
			Additional paid-in capital		Treasury stock		Retained earnings	Total shareholders' equity	Total comprehensive income
	Shares	Amount
Balance, December 31, 2003	1,881,164	$1,881	$32,601,870	$—	$(2,100,112)	$(417,627)	$26,930,959	$57,016,971
Issuance of stock	141,900	142	3,042,021	(2,641,509)	—	—	—	400,654
Dividends paid	—	—	—	—	—	—	(17,751,617)	(17,751,617)
Net unrealized gain on securities available for sale, net of tax effects	—	—	—	—	—	1,547	—	1,547	$1,547
Net change for derivative instruments, net of tax effects	—	—	—	—	—	424,126	—	424,126	424,126
Net income	—	—	—	—	—	—	1,300,997	1,300,997	1,300,997

Balance, December 31, 2004	2,023,064	2,023	35,643,891	(2,641,509)	(2,100,112)	8,046	10,480,339	41,392,678	$1,726,670

Dividends paid	—	—	—	—	—	—	(292,209)	(292,209)
Shareholders note payments	—	—	—	111,703	—	—	—	111,703
Net unrealized loss on securities available for sale, net of tax effects	—	—	—	—	—	(482)	—	(482)	$(482)
Net income	—	—	—	—	—	—	1,477,306	1,477,306	1,477,306

Balance, March 31, 2005	2,023,064	$2,023	$35,643,891	$(2,529,806)	$(2,100,112)	$7,564	$11,665,436	$42,688,996	$1,476,824

See accompanying notes to consolidated financial statements.

RIMCO PRODUCTION COMPANY, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Three Months Ended March 31, 2005 and 2004

(unaudited)

	2005	2004
Cash flows from operating activities:
Net income (loss)	$1,477,306	$(2,046,737)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depletion, depreciation and amortization	1,142,832	1,569,804
Accretion of asset retirement obligations	8,300	22,870
Deferred income taxes	281,505	290,141
Amortization of deferred financing fees	5,774	11,359
Changes in assets and liabilities:
Accounts receivable and accrued revenues	384,130	(411,515)
Prepaid drilling and other costs	1,024,053	(182,117)
Accounts payable and accrued expenses	407,289	2,215,193
Accrued interest payable	(11,117)	(9,316)
Other assets and liabilities	(4,104)	(3,800)

Net cash provided by operating activities	4,715,968	1,455,882

Cash flows from investing activities:
Additions to oil and gas property and equipment	(2,453,189)	(765,792)
Purchases of office furniture and equipment	(1,258)	(1,168)

Net cash used in investing activities	(2,454,447)	(766,960)

Cash flows from financing activities:
Deferred financing fees	—	(7,126)
Dividends paid	(292,209)	(4,292,209)
Net proceeds from issuance of common stock	—	36,000
Repayments on shareholder notes	111,703	—

Net cash used in financing activities	(180,506)	(4,263,335)

Net increase (decrease) in cash and cash equivalents	2,081,015	(3,574,413)
Cash and cash equivalents, beginning of period	12,991,815	20,638,712

Cash and cash equivalents, end of period	$15,072,830	$17,064,299

Supplemental disclosures:
Cash paid for interest	$23,376	$19,454
Cash paid for income taxes	508	70,207
Noncash activities:
Distribution of Limited Partnerships' net assets	—	10,628,391

See accompanying notes to consolidated financial statements.

RIMCO PRODUCTION COMPANY, INC.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

March 31, 2005 and 2004

(1) Organization and Summary of Significant Accounting Policies

  (a)
  Organization and Operations

          RIMCO Production Company, Inc. (RIMCO or the Company) was formed on June 13, 1988 under the laws of the State of Delaware. RIMCO maintains offices in Houston, Texas, and Avon, Connecticut. RIMCO and all majority owned subsidiaries (collectively, the Company) invest in the acquisition, exploration, development, production and marketing of oil and gas properties. These properties are located in the United States, primarily in the Gulf Coast region, both on and off-shore.

  (b)
  Basis of Presentation

          The accompanying interim consolidated financial statements of RIMCO Production Company, Inc and Subsidiaries are unaudited. In the opinion of management, the interim data includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for the interim period. The results of operations for the three months ended March 31, 2005 and 2004 are not necessarily indicative of the operating results for the entire year.

  (c)
  Principles of Consolidation

          Effective January 1, 2004, the Company distributed its limited partnership ownership of RIMCO Royalty Partners, L.P. and its general partnership ownership of Diverse-RIMCO to its shareholders. For 2005 and 2004, the consolidated financial statements include the accounts of all wholly-owned subsidiaries of RIMCO, including Vaquero Gas Company Incorporated and RIMCO Energy, Inc.. In addition, the Company's investment in RIMCO Royalty Management, Inc., which is the .01% general partner of RIMCO Royalty Partners, L.P., is included as equity investment in common stock in the consolidated balance sheet. RIMCO Royalty Management, Inc. is accounted for under the equity method of accounting as the limited partners have substantive participation rights. All significant intercompany balances and transactions have been eliminated.

  (d)
  Cash and Cash Equivalents

          The Company's cash equivalents represent commercial paper held at a national bank with original maturities of thirty days or less. The investments are recorded at cost, which approximates fair market value, as of March 31, 2005 and December 31, 2004.

  (e)
  Restricted Cash

          Included in cash and short-term investments at March 31, 2005 and December 31, 2004 is approximately $50,000 of short-term investments supporting a letter of credit issued as a lease deposit on office space.

  (f)
  Oil and Gas Property and Equipment

          Oil and gas property and equipment are accounted for using the full cost method of accounting. Under this method, all costs incurred in exploring, acquiring and developing oil and gas reserves, regardless of whether or not the results of specific costs are successful in finding oil and gas reserves, are capitalized. The carrying amount of oil and gas properties also includes estimated asset retirement costs recorded, based on the fair value of the asset retirement obligation when incurred. Internal costs incurred that are directly identified with acquisition, exploration, and development activities are also capitalized. For the three months ended March 31, 2005 and 2004, such internal costs capitalized totaled approximately $301,899 and $301,336, respectively.

          Depletion, depreciation and amortization of capitalized costs of oil and gas property and equipment plus the estimated future expenditures to be incurred in developing proved reserves are provided based on the unit of production method. Unproved properties are excluded from the amortizable base until evaluated and are evaluated for impairment at least annually. Unit of production rates are based on proved oil and gas reserves estimated by independent petroleum engineers.

          The Company limits, on a country-by-country basis, the capitalized costs of proved oil and gas properties, net of accumulated depletion, depreciation and amortization and deferred income taxes, to the estimated future net cash flows from proved oil and gas reserves discounted at 10%, net of related tax effects, plus the lower of cost or fair value of unproved properties included in the costs being amortized. If capitalized costs exceed this limit, the excess is charged to additional depletion, depreciation and amortization expense.

  (g)
  Long-Lived Assets

          The Company applies the provisions of SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which requires impairment losses to be recorded on other than oil and gas long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amounts. The Company did not record any write-downs during the three months ended March 31, 2005 and 2004.

  (h)
  Investments

          The Company accounts for its investments in public companies in accordance with SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities. This statement requires that investments in debt and equity securities that are available for sale be recorded at fair value with unrealized gains and losses included as a component of accumulated other comprehensive income, net of tax effects, in the accompanying consolidated balance sheets.

          Realized gains and losses from the sale of investments are recorded on the sale date by specific identification of the investment sold.

  (i)
  Derivative Instruments and Hedging Activities

          The Company accounts for its derivative instruments and hedging activities in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended. In connection with the Company entering into a Credit Agreement with Aquila Energy Capital Corporation in March 2001, the Company entered into a crude oil swap contract and a natural gas swap contract with Aquila to effectively hedge the cash flows related to certain crude oil and natural gas prices. The contracts expired in April 2004. As of March 31, 2004, the fair value liability associated with the swap contracts was $152,184. The effective portion of the change in the fair value of the swaps was recorded as a component of accumulated other comprehensive income (loss), net of tax effects. The recognition of the fair value of the swaps was included as an adjustment in oil and gas sales over the term of the contract as production occurred. Included in oil and gas sales in the accompanying consolidated statements of operations for the three months ended March 31, 2004 is a reduction of $530,474 related to the crude oil and natural gas swap contracts.

  (j)
  Deferred Financing Fees

          Deferred financing fees represent costs incurred in connection with entering into the Credit Agreement with The Frost National Bank. These costs are being deferred and will be amortized into interest expense at the effective interest rate over the term of the related debt.

  (k)
  Office Furniture and Equipment

          Office furniture and equipment is stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which is five years.

  (l)
  Comprehensive Income

          The Company applies the provisions of SFAS No. 130, Reporting Comprehensive Income, which establishes standards for the reporting and display of comprehensive income and its components (revenue, expenses, gains and losses) in the consolidated financial statements. Components of comprehensive income represent changes in shareholders' equity resulting from unrealized gains and losses from equity securities that are available for sale and fair value adjustments resulting from the Company's crude oil and natural gas swap contracts. Both components are recorded net of tax effects.

  (m)
  Revenue Recognition

          The Company recognizes oil and gas sales from its interests in producing wells under the sales method of accounting, in which revenues are recognized as oil and gas are delivered and sold to purchasers. Additionally, other operating income resulting from monthly operating fees that are charged to other participants, are recognized when earned in accordance with the terms of the specific operating agreement.

  (n)
  Share-Based Payments

          Effective January 1, 2004, the Company adopted SFAS No. 123 (revised 2004), Share-Based Payments, to account for its stock option plan. The Company previously used the intrinsic value method of accounting for stock-based compensation under Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and elected the disclosure-only alternative under SFAS No. 123, Accounting for Stock-Based Compensation.

  (o)
  Income Taxes

          The Company accounts for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. This statement requires the Company to recognize deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on differences between the financial statement carrying amounts and the tax bases of assets and liabilities and net operating loss carryforwards available for tax reporting purposes, using the applicable tax rates for the years in which the differences are expected to reverse. A valuation allowance is recorded on deferred tax assets unless realization is more likely than not.

  (p)
  Use of Estimates in the Preparation of Financial Statements

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) Dividend Plan

        At Board of Directors meetings held on November 5 and 6, 2003 and December 2, 2003 and at a Special Shareholders meeting also held on December 2, 2003, certain actions were approved relative to a plan to distribute limited partnership units (the Dividend Plan) of certain Company owned partnerships to shareholders of the Company. The Dividend Plan dividended, on January 1, 2004 for shareholders of record on January 1, 2004, limited partnership units in RIMCO Royalty Partners, L.P., a limited partnership owning royalty and net profits interests, and the Company's 79.2875% general partnership interest in Diverse-RIMCO, another partnership holding royalty and net profits interests. A $4,000,000 cash dividend was paid to shareholders of record on January 1, 2004 to assist shareholders with the taxes on the dividend of the limited partnership units. The book value of the dividend of the partnership units was $10,928,022, and is reflected as part of dividends paid on the consolidated statements of shareholders' equity and other comprehensive income. For income tax purposes only, the fair value of the dividend of limited partnership units was $17,998,200 and resulted in a taxable gain of $9,564,259.

        In addition, the company offered to finance the exercise of the remaining 141,900 stock options that were exercised on January 1, 2004. The terms of financing included an interest rate of 3.55% and required repayment from 100% of proceeds from any sale of stock purchased, 85% of any liquidation proceeds related to the stock purchased and, starting on July 1, 2004, 80% of all cash dividends from stock and 70% of all cash distributions received from partnership units. On January 1, 2004, 141,900 options were exercised and 140,400 options were financed for a total of $2,857,200. At March 31, 2005 and December 31, 2004, the remaining balance of notes receivable from shareholders was $2,529,806 and $2,641,509, respectively, and is reflected as a reduction of shareholders' equity. The notes receivable from shareholders are secured by the shares of stock purchased and the limited partnership units.

(3) Asset Retirement Obligations

        Effective January 1, 2003, the Company adopted SFAS No. 143, Accounting for Asset Retirement Obligations, which requires the fair value of a liability for an asset retirement obligation to be recorded in the period incurred and a corresponding increase in the carrying amount of the related long-lived asset. The Company's asset retirement obligations relate to the plugging and abandonment of its oil and gas properties. The application of SFAS No. 143 did not have a significant impact on depletion, depreciation and amortization for 2004.

        The asset retirement obligation is recorded at fair value and accretion expense, recognized over the life of each property, increases the liability to its expected settlement value. If the fair value of the estimated asset retirement changes, an adjustment is recorded for both the asset retirement obligation and the asset retirement cost.

        The following table provides a rollforward of the asset retirement obligation for March 31, 2005 and December 31, 2004:

	2005	2004
Carrying amount of asset retirement obligations, beginning of year	$429,314	$1,188,031
Liabilities incurred	—	100,092
Accretion expense	8,300	60,504
Liabilities released, upon sale	—	(919,313)

Carrying amount of asset retirement obligations, end of period	$437,614	$429,314

(4) Long-Term Debt

        On September 16, 2002, the Company entered into an Amendment and Restatement of Credit Agreement with Frost Bank (Frost Agreement), thus amending certain terms of the Company's previous Agreement with Aquila Energy Capital Corporation and having Frost Bank as the new lender. The terms of the Frost Agreement established a commitment for Frost Bank to lend up to $20,000,000 with a current declining revolving line of credit in the amount of $14,000,000. The amount funded by Frost Bank was $5,746,605 and is due by September 16, 2005. Interest on this line of credit is equal to the London Interbank Offered Rate (LIBOR) plus 2.5%, resulting in an initial rate of 4.315%, fixed for six months. As of March 31, 2005 the effective rate is 4.55%, in accordance with the terms of the Frost Agreement. Similar to the Aquila Agreement, this loan is secured by certain oil and gas producing properties of the Company.

        On December 16, 2003, the Company entered into a Second Amendment with Frost Bank reducing the amount available under the revolving line of credit to $3,720,000, after making a loan payment to reduce the outstanding balance to $1,000,000. This Amendment was sought to remove the Company's royalty partnerships assets from the loan collateral and to allow for the distribution of its limited partnership interests to the Company shareholders on January 1, 2004. All other significant terms remained unchanged.

        In accordance with the Frost Agreement, the Company is subject to certain financial and other covenants, including the maintenance of positive working capital of $1,000,000, as defined, certain limitations on the sale of secured properties, distributions to shareholders and extensions of credit. The Company was in compliance with these covenants at March 31, 2005.

(5) Income Taxes

        For the three months ended March 31, 2005 and 2004, income tax expense consisted of the following:

	Current	Deferred	Total
2005:
Federal	$565,750	$251,872	$817,622
State	72,880	29,633	102,513

	$638,630	$281,505	$920,135

2004:
Federal	$2,989,957	$244,329	$3,234,286
State	524,296	45,812	570,108

	$3,514,253	$290,141	$3,804,394

        Actual income tax expense differs from the "expected" tax expense (computed by applying the U.S. federal corporate rate of 34% to earnings before income taxes) as follows:

	2005	2004
Computed "expected" tax expense	$815,130	$597,603
Increase (reduction) in income taxes resulting from:
State income taxes, net of federal income tax benefit	67,659	376,272
Gain on dividend of Partnerships	—	2,811,155
Other, net	37,346	19,364

	$920,135	$3,804,394

        The Company has federal net operating loss ("NOL") carryforwards of approximately $711,500 as of March 31, 2005, expiring between 2008 and 2012, and state NOL carryforwards of approximately $6,650,000, expiring between 2007 and 2019. The Company has no remaining minimum tax credit carryforwards as of March 31, 2005. Due to an ownership change in March 2001, the utilization of the Company's federal NOLs is limited under Section 382 of the Internal Revenue Code. The Company believes it is more likely than not that they will not realize the benefits of its state NOLs. As a result, the Company established valuation allowances of $332,500 as of March 31, 2005 and December 31, 2004. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods, which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term, if estimates of future taxable income during the carryforward periods are reduced.

(6) Employee Benefit Plans

        The Company sponsors a 401(k) plan for its employees and annually contributes five percent (5%) of each full-time employee's salary to the plan. Employees may make additional contributions up to the limit allowed under Federal income tax law. RIMCO's contributions, which are included in general and administrative expenses in the accompanying consolidated statements of operations, were $20,663 and $25,369 for the three months ended March 31, 2005 and 2004, respectively.

        The Company has responsibility for the postretirement health insurance obligations for certain employees. Provisions of $297,605 and $301,709 as of March 31, 2005 and 2004, respectively, are included in other short-term and long-term liabilities with the expense being recognized as general and administrative expenses in the accompanying consolidated statements of operations.

(7) Stock Option Plan

        The Company adopted the RIMCO Production Company, Inc. 1997 Stock Incentive Plan (the Plan) on September 22, 1997. The Plan permits the awarding of options for up to 176,280 shares of common stock of the Company. The options may be either incentive stock options as defined in Section 422 of the Internal Revenue Code or nonqualified stock options. The Compensation Committee which administers the Plan, which is appointed by the board of directors of the Company, generally has the discretion to set the terms of the stock options, provided that (i) the exercise price of a stock option will not be less than the fair market value of a share of common stock on the date of the grant, and (ii) the option term for an option may not exceed 10 years.

        On March 30, 2001 and August 28, 2001, RPC granted options to purchase 157,500 shares of common stock at an exercise price of $20.00 per share, the estimated market value of RPC common stock on the date of grant. On December 20, 2001, the Company granted options to purchase 13,000 shares of common stock at an exercise price of $26.00 per share, the estimated market value of RPC common stock on the date of grant. No options were granted in 2002 through 2004. All options expire 10 years from the date of grant and vest over three years. During 2002, 5,468 options were forfeited due to employment terminations and 33 options were exercised resulting in 164,999 options outstanding at December 31, 2002. In January 2003, 199 options were exercised. On February 5, 2003, the Compensation Committee approved the acceleration of vesting of all outstanding stock options, totaling 164,800, to be effective March 31, 2003.

        On December 2, 2003, at a meeting of the Board of Directors and a Special Meeting of Shareholders, a plan was approved to offer to purchase certain outstanding stock options at $28 per share, less the option exercise price. Further, an offer for the company to finance the exercise of remaining stock options was made in anticipation of the Dividend Plan. As a result, 22,400 options were tendered for a total cost of $159,400 and 500 options were exercised in December 2003. There were 141,900 options outstanding as of December 31, 2003 with a weighted-average exercise price of $20.41 per share. On January 1, 2004, 141,900 options were exercised. Cash was paid for 1,500 of the options exercised and the remaining 140,400 options were financed through notes for a total of $2,857,200. The notes receivable from shareholders are secured by the shares of stock purchased and the limited partnership units distributed. No new options were granted under the Plan in 2005 and 2004.

        Effective January 1, 2004, the Company adopted SFAS No. 123(R), Share-Based Payments, to account for its stock option plan. Under SFAS No. 123(R), the options exercised on January 1, 2004 are accounted for as modifications which are treated as an exchange of the original options for new options. The value of the new options approximated the value of the options exchanged. Accordingly, no compensation costs were incurred in connection with the modification. Dividends paid in 2004 were charged to retained earnings because they are not required to be returned if the award is forfeited.

(8) Legal Proceedings

        The Company is a party to legal proceedings arising in the ordinary course of business which management believes, after consultation with legal counsel, will not have a material adverse effect on the Company's consolidated financial position or future operating results.

(9) Commitments

  (a)
  Operating Leases

          RPC leases office space in Avon, Connecticut and Houston, Texas under agreements, which expire July 2005 and October 2007, respectively. Under the terms of both leases, the Company is required to pay a stated rental amount plus its proportionate share of any increase in the operating expenses and real property taxes of the buildings in excess of certain base levels as defined in the lease agreement. Rent expense was $55,997 and $50,788 for the three months ended March 31, 2005 and 2004, respectively, and is included in general and administrative expenses in the consolidated statement of operations. As of March 31, 2005, approximate minimum rental commitments under the leases were:

2005	240,446
2006	256,195
2007	213,495

  (b)
  Letter of Credit

          RPC has one letter of credit in the amount of $37,595, which expires on November 1, 2005, and is used as a security deposit on the Houston operating lease. At March 31, 2005, no amounts were outstanding on the letter of credit.

(10) Significant Purchaser

        For the three months ended March 31, 2005 and 2004, the Company received approximately 29%, of its oil and gas sales from one purchaser.

(11) Treasury Stock

        In December 2003, the Company purchased 75,004 shares of currently outstanding stock at $28 per share for a total cost of $2,100,112. This purchase of stock was recorded at cost and is reflected in the accompanying consolidated financial statements.

(12) Subsequent Event

        On April 18, 2005, RIMCO entered into an Agreement and Plan of Merger with Whittier Energy Corporation in which all of the issued and outstanding stock of RIMCO would be sold for total cash consideration of approximately $55,000,000 and the assumption of approximately $2,000,000 of liabilities by Whittier. Additionally, on April 18, 2005 the Board of Directors approved, in connection with the merger and contingent on the approval of such merger by the shareholders of RIMCO and the closing under the Agreement and Plan of Merger, a cash dividend, payable to all shareholders of record on the day before the effective day of the merger, in an aggregate amount up to $16,259,731, to be paid on the day of the merger.

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Whittier Energy Corporation

        We have audited the accompanying consolidated balance sheet of Whittier Energy Corporation (a Nevada corporation) and subsidiaries as of December 31, 2004, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Whittier Energy Corporation and subsidiaries as of December 31, 2004, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

        As discussed in Note 1 in the notes to the accompanying consolidated financial statements, such consolidated financial statements have been restated to reflect the Company's conversion to the full cost method of accounting for its oil and gas activities and to reflect the correction to the purchase price paid for Olympic Resources Ltd. in 2003.

/s/  GRANT THORNTON LLP

Houston, Texas
March 29, 2005 (except for the matters
discussed in Note 1, as to which
the date is December 6, 2005)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Whittier Energy Corporation
Houston, Texas

        We have audited the accompanying consolidated balance sheets of Whittier Energy Corporation and its subsidiaries as of December 31, 2003, and the related consolidated statements of operations, shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the 2003 consolidated financial statements referred to above present fairly in all material respects the financial position of Whittier Energy Corporation and its subsidiaries at December 31, 2003, and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

        As discussed in Note 1 to the financial statements, the Company adopted Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations, as of January 1, 2003. In addition, as discussed in Notes 1 and 13 in the notes to the accompanying consolidated financial statements, such consolidated financial statements have been restated to reflect the Company's conversion to the full cost method of accounting for its oil and gas activities and to reflect an adjustment to the purchase price paid for Olympic Resources Ltd.

                      BROWN ARMSTRONG PAULDEN
                      McCOWN STARBUCK & KEETER
                      ACCOUNTANCY CORPORATION

                      /s/  BURTON H. ARMSTRONG

Bakersfield, California
March 5, 2004 (except for the matters
discussed in Note 1 and 13, as to which
the date is December 6, 2005)

WHITTIER ENERGY CORPORATION

CONSOLIDATED BALANCE SHEETS

(In Thousands, Except Share Data)

	As of December 31,
	2004	2003
	(Restated)	(Restated)
Assets
Current assets:
Cash and cash equivalents	$1,461	$1,037
Accounts receivable, net of allowances	2,491	1,199
Income tax receivable (Note 5)	28	38
Current tax asset, commodity price hedging contracts (Note 5)	376	171
Prepaid assets	108	76

Total current assets	4,464	2,521
Investments in partnerships (Note 3)	284	240
Investments in marketable securities (Note 2)	1,054	775
Goodwill, Olympic Resources acquisition (Note 13)	1,485	1,485
Oil and gas properties on the basis of full cost accounting:
Proved Properties, subject to amortization	23,360	13,515
Unproved properties, not subject to amortization	2,442	751
Other equipment and fixtures	119	36
Accumulated depletion, depreciation and amortization	(6,108)	(3,783)

	19,813	10,519
Total assets	$27,100	$15,540

See accompanying notes.

	As of December 31,
	2004	2003
	(Restated)	(Restated)
Liabilities and stockholders' equity
Current liabilities:
Accounts payable	$2,814	$1,304
Taxes payable	29	19
Commodity price hedging contracts, current portion (Note 10)	1,087	489
Revolving credit facility, current portion (Note 6)	1,650	560

Total current liabilities	5,580	2,372
Deferred income tax liability (Note 5)	834	837
Revolving credit facility (Note 6)	6,095	3,945
Convertible subordinated note payable (Note 6)	1,787	—
Asset retirement obligation	121	69
Commodity price hedging contracts (Note 10)	737	85

Total liabilities	15,154	7,308
Commitments and contingencies (Note 12)
Stockholders' equity (Note 7):
Common stock, $.001 par value, 100,000,000 shares authorized and 3,841,134 and 3,348,765 shares issued and outstanding as of December 31, 2004 and December 31, 2003, respectively	4	3
Additional paid-in capital	6,661	4,185
Accumulated other comprehensive income (loss), unrealized gain (loss) on marketable securities, net of taxes of ($64) and $271, for the periods ended December 31, 2004 and December 31, 2003, respectively (Note 2)	119	(503)
Accumulated other comprehensive loss, hedging contracts, net of taxes of $634 and $201 for the periods ended December 31, 2004 and December 31, 2003, respectively (Note 10)	(1,178)	(373)
Retained earnings	6,340	4,920

Total stockholders' equity	11,946	8,232

Total liabilities and stockholders' equity	$27,100	$15,540

See accompanying notes.

WHITTIER ENERGY CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(In Thousands, Except Share Data)

	Year Ended December 31,
	2004	2003
	(Restated)	(Restated)
Oil and gas revenues	$10,132	$6,154
Costs and expenses:
Lease operating expenses	2,962	2,117
Production taxes	1,230	642
Depreciation, depletion, and amortization	2,446	1,238
General and administrative expenses	1,674	1,121

Total costs and expenses	8,312	5,118

Income from operations	1,820	1,036
Other income/(expense):
Interest and dividend income	2	3
Interest expense	(309)	(169)
Partnership income	219	19
Impairment of partnership investments	—	(733)
Impairment of marketable securities	(645)	—
Litigation settlement income	235	—
Other	(12)	—

Other income/(expense)	(510)	(880)

Income before income taxes and cumulative effect of change in accounting principle	1,310	156
Income tax expense (benefit)	(110)	52

Income before cumulative effect of change in accounting principle	1,420	104
Cumulative effect of change in accounting principle	—	(6)

Net income	$1,420	$98

See accompanying notes.

WHITTIER ENERGY CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(In Thousands, Except Share Data)

	Year Ended December 31,
	2004	2003
	(Restated)	(Restated)
Basic earnings per share:
Income per share before cumulative effect of change in accounting principle	$.39	$.03
Cumulative effect of change in accounting principle	—	(.00)

Net income per share	$.39	$.03

Weighted average number of shares outstanding (basic)	3,612,572	3,348,765

Dilutive earnings per share:
Earnings per share before cumulative effect of change in accounting principle	$.37	$.03
Cumulative effect of change in accounting principle	—	(.00)

Net income per share	$.37	$.03

Weighted average number of shares outstanding (diluted)	3,854,333	3,348,765

Basic shares outstanding	3,612,572	3,348,765
Dilutive securities outstanding:
Stock options and warrants	241,761	—

Diluted shares outstanding, assuming conversion of dilutive securities	3,854,333	3,348,765

See accompanying notes.

WHITTIER ENERGY CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands)

	Year Ended December 31,
	2004	2003
	(Restated)	(Restated)
Cash flows from operating activities
Net income/(loss)	$1,420	$98
Adjustments to reconcile net income/(loss) to net cash used in operating activities:
Depreciation, depletion, and amortization	2,446	1,238
Deferred income tax provision (benefit)	(110)	52
Partnership income	(219)	(19)
Impairment of marketable securities	645	—
Impairment of partnership investments	—	733
Allowance for doubtful accounts	64	—
Cumulative effect of change in accounting principle	—	6
Decrease in restricted cash	—	25
Increase in accounts receivable	(1,356)	(568)
(Increase)/decrease in prepaids and other receivables	(32)	132
Increase in accounts payable	1,510	911
Increase in taxes payable	10	3
Net current liabilities acquired in acquisition of Olympic Resources Ltd.	—	(359)

Net cash provided from operating activities	4,378	2,252

Cash flows from investing activities
Investment in oil and gas properties	(10,208)	(3,379)
Proceeds from sale of oil and gas properties	525	30
Cash acquired in merger with Olympic	—	765
Investments in partnerships	(109)	(141)
Distributions from partnerships	284	222
Proceeds from the sale of marketable securities	31	31

Net cash used in investing activities	(9,477)	(2,472)

See accompanying notes.

WHITTIER ENERGY CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands)

	Year Ended December 31,
	2004	2003
	(Restated)	(Restated)
Cash flows from financing activities
Net proceeds from private placement	2,283	—
Proceeds from revolving credit facility	4,230	1,160
Payments on revolving credit facility	(990)	(205)

Net cash provided from financing activities	5,523	955

Net increase (decrease) in cash and cash equivalents	$424	$735
Cash and cash equivalents at beginning of period	1,037	302

Cash and cash equivalents at end of period	$1,461	$1,037

Supplemental cash flow disclosure
Interest paid	$330	$204

Supplemental schedule of non-cash investing and financing activities
Unrealized (gain)/loss on marketable securities	$(23)	$(95)

Issuance of common stock in Olympic Merger	$—	$2,758

Convertible subordinated note issued for purchase of South Texas Properties	$1,787	$—

Value of stock warrants issued for purchase of South Texas Properties	$135	$—

Issuance of common stock in exchange for settlement of outstanding investment banking fees	$40	$—

Exercise of common stock warrant	$90	$—

See accompanying notes.

WHITTIER ENERGY CORPORATION

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

(In Thousands)

(Restated)

	Common Stock
						Accumulated Other Comprehensive Income (Loss)
	Shares Outstanding		Series A Preferred Stock	Paid in Capital	Retained Earnings		Comprehensive Income (Loss)	Total Stockholders' Equity
Balance at December 31, 2002	3,348,765	$3	$—	$1,427	$4,822	$(880)		$5,372
Comprehensive income:
Net income	—	—	—	—	98	—	$98	98
Unrealized holding gain on available for sale marketable securities, net of deferred taxes	—	—	—	—	—	95	95	95
Unrealized loss on fair value of hedging contracts, net of deferred taxes	—	—	—	—	—	(91)	(91)	(91)

Comprehensive income							$102

Paid-in-capital from the acquisition of Olympic Resources Ltd.	—	—	—	2,758	—	—		2,758
Issuance of Series A Preferred Stock	—	—	83	—	—	—		83
Conversion of Series A Preferred Stock	—	—	(83)	—	—	—		(83)

Balance at December 31, 2003	3,348,765	3	—	4,185	4,920	(876)		8,232
Comprehensive income:
Net income	—	—	—	—	1,420	—	$1,420	1,420
Unrealized holding gain on available for sale marketable securities, net of deferred taxes	—	—	—	—	—	203	203	203
Impairment of marketable securities, net of deferred taxes	—	—	—	—	—	419	419	419
Unrealized loss on fair value of hedging contracts, net of deferred taxes	—	—	—	—	—	(805)	(805)	(805)

Comprehensive income							$1,237

Common stock issuance in private placement, net of issuance costs	469,938	1	—	2,281	—	—		2,282
Issuance of common stock warrants in property acquisition	—	—	—	135	—	—		135
Issuance of common stock in exchange for settlement of outstanding investment banking fees	7,431	—	—	40	—	—		40
Purchase price adjustment on acquisition of Olympic Resources	—	—	—	(70)	—	—		(70)
Exercise of common stock warrant	15,000	—	—	90	—	—		90

Balance at December 31, 2004	3,841,134	$4	$—	$6,661	$6,340	$(1,059)		$11,946

See accompanying notes.

WHITTIER ENERGY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Whittier Energy Corporation, formerly Olympic Resources Ltd, a Nevada corporation ("Whittier"), is an independent oil and gas exploration and production company engaged in the acquisition, exploration and development of oil and gas properties in the continental United States. As of December 31, 2004, Whittier had three wholly owned subsidiaries, including Whittier Energy Company ("Whittier Energy"), a Nevada corporation, Whittier Operating, Inc. ("Whittier Operating"), a Texas Corporation, and Olympic Resources (Arizona) Ltd. ("Olympic Arizona"), an Arizona corporation. Whittier Operating is a direct subsidiary of Whittier Energy. References to the "Company" refer to Whittier and its subsidiaries.

        Whittier was originally incorporated in the Province of British Columbia, Canada, in 1986, under the name Global Data Systems Corp., a Canadian corporation. Global Data Systems was later renamed Comtron Enterprises Inc. in November 1989. In October 1993, Comtron Enterprises changed its name to Olympic Resources Ltd. ("Olympic").

        In January 2003, Olympic re-incorporated into the State of Wyoming from the Province of British Columbia, as the Company's principal activities were carried on in the U.S. and re-incorporation as a U.S. company would provide various U.S. tax benefits in the event Olympic was to enter into a future business combination or merger with another U.S. corporation. No such reorganization was proposed at the time of the re-incorporation, however.

        On September 10, 2003, Olympic's wholly owned subsidiary, WEC Acquisition, Inc. ("WEC"), a Wyoming corporation, merged into Whittier Energy, triggering a change in control of the Company (the "Merger"). WEC was formed by Olympic during the quarter ended September 30, 2003, solely for the Merger, whereby WEC merged with and into Whittier Energy with Whittier Energy surviving the Merger to become the wholly owned subsidiary of the Company. In exchange for their Whittier Energy common stock, the Whittier Energy shareholders received shares of the Company's voting common stock and Series A Convertible Preferred Stock ("Series A Preferred Stock"). The Merger is more fully discussed in Note 13.

        As part of the corporate restructuring of the Company, in December 2003 the Company's stockholders approved a one-for-ten reverse stock split of the Company's common stock and the merger of Olympic into a newly formed, wholly owned subsidiary, "Whittier Energy Corporation," a Nevada corporation. On December 31, 2003, Olympic affected the one-for-ten reverse split of its common stock and consummated the merger of Olympic with and into Whittier Energy Corporation. As a result of the reverse split, the Company's Series A Preferred Stock automatically converted into shares of the Company's split-adjusted common stock and Whittier Energy's former shareholders owned approximately 85% of the Company's outstanding voting common stock. In June 2004, the Company issued warrants and 460,000 shares of common stock in a private offering. As a result, Whittier Energy's former stockholders presently own approximately 79% of the Company's outstanding common stock (see Note 7).

Restatement of the Company's Financial Statements

        The Company's financial statements presented herein have been retroactively restated to reflect the Company's conversion from the successful efforts method to the full cost method of accounting for its oil and gas activities in conjunction with the Company's June 2005 acquisition of RIMCO Production Company, Inc. ("RIMCO"). Whittier completed the acquisition of RIMCO, a privately held Delaware corporation, for approximately $57.1 million (the "Acquisition"). The Acquisition fundamentally changed the size, scope, and nature of Whittier's oil and gas activities. Historically, Whittier's focus for growth was acquiring and developing producing oil and gas properties. The Acquisition increased Whittier's properties, reserves, and production, as well as adding substantial undeveloped acreage and exploration and development expertise to the Company. More importantly, the Acquisition provided Whittier with a team of nine prospect generating geoscientists and land men, as well as a large portfolio of identified proved and non-proved drilling opportunities. RIMCO's historical growth primarily resulted from the successful discovery and development of RIMCO-generated exploration projects. The Company strategically acquired RIMCO's prospect generation business, as well as its oil and gas properties, to provide the Company with a significant future growth platform through exploration. The Company considers the Acquisition to be a transforming event, shifting Whittier from an "acquire and exploit" focus to a much larger enterprise with an additional emphasis on growth through drilling and exploration.

        The Company believes that the full cost method of accounting more appropriately reflects the operating results of an independent oil and gas producer that expends significant amounts of capital on exploration activities in order to discover proved reserves. Accordingly, the Company believes full cost accounting is the preferred method for the post-acquisition Company. Whittier arrived at this conclusion based on a number of considerations, including: 1) the material size of the transaction and RIMCO's historical use of full cost accounting; 2) the composition of RIMCO's acquired assets; 3) the nature of RIMCO's prospect generation business and technical personnel; and 4) the Company's anticipated exploration projects and capital expenditures subsequent to the Acquisition. Additionally, the full cost method is used by many of Whittier's peers, and management believes the change will enhance the overall transparency and peer group comparability of the Company's financial statements. The full cost method of accounting is further described below.

        A comparison of the Company's previously presented net income, in thousands, and earnings per share under the successful efforts method of accounting to its results of operations disclosed herein are as follows:

	Year Ended December 31, 2004	Year Ended December 31, 2003
Net income (loss), as originally presented	$1,147	$(222)

Basic net income (loss) per share, as originally presented	$0.32	$(0.07)

Diluted net income (loss) per share, as originally presented	$0.30	$(0.07)

Net income, as adjusted	$1,420	$98

Basic net income per share, as adjusted	$0.39	$0.03

Diluted net income per share, as adjusted	$0.37	$0.03

        On July 1, 2005, the Company effected a one-for-three reverse split of its authorized and outstanding shares of common stock. All historical weighted average share and per share amounts have been restated to reflect the reverse stock split.

        In addition to the retroactive restatement to reflect the conversion to the full cost method and the one-for-three reverse stock split, the Company's financial statements have also been restated to reflect a purchase price paid for Olympic based upon the quoted trading value of the Company's common stock at the time of the Merger rather than Olympic's net asset value. The Company recognized approximately $1.5 million in goodwill as a result of the adjustment, with a corresponding increase in additional paid-in capital in stockholders' equity. The adjustment had no impact on the Company's earnings for the periods presented herein. The Merger is more fully described in Note 13, Merger of WEC Acquisition, Inc. and Whittier Energy Company.

        This summary of significant accounting policies of the Company are presented to assist in understanding its financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States and have been consistently applied in the preparation of the financial statements.

Nature of Operations and Organization

        The Company's assets consist primarily of operated and non-operated working interests, royalty interests, partnership interests, and mineral acreage in nine states. In March 2002, Whittier Energy formed Whittier Operating to manage the Company's operated oil and gas properties, including two oil and gas properties acquired by Whittier Energy during 2002, two additional operated properties acquired during 2003, and four operated properties acquired during the year ended December 31, 2004.

Principles of Consolidation and Combination

        Although the Company was the legal acquirer of Whittier Energy and continues as a publicly traded entity, Whittier Energy was the acquirer for accounting purposes. As a result, the Company has conformed to Whittier Energy's accounting methods on a prospective basis, including the use of a calendar year-end. For SEC reporting purposes, the Company presents Whittier Energy's historical financial statements up to the effective date of the Merger and combined financial results thereafter. Accordingly, the consolidated financial statements for the year ended December 31, 2003, include the financial results of Whittier and Olympic Arizona, from the effective date of the Merger through December 31, 2003, as well as the accounts of Whittier Energy and Whittier Operating for the entire calendar year 2003. All intercompany transactions have been eliminated.

        The Company accounts for its investments in oil and gas partnerships and joint ventures using the proportionate consolidation method, whereby our proportionate share of each entity's assets, liabilities, revenues, and expenses are included in the appropriate classification in the consolidated financial statements. Investment interests in partnerships less than 20%, where the Company has limited liability and no significant influence over the investee, are accounted for using the cost method, whereby the investment is recorded at cost and the investment is periodically assessed for impairment. Cash distributions are treated as return of capital and are only recognized in income when cumulative distributions exceed the Company's cost basis in the investment.

Use of Estimates in the Preparation of Financial Statements

        The preparation of these financial statements requires the use of estimates by management in determining the Company's assets, liabilities, revenues and expenses. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change relate to the estimate of the Company's proved oil and gas reserves prepared by an independent engineering consultant. Such estimates are subject to various uncertainties inherent in the estimation of quantities of proved reserves. Estimated reserves are used in the calculation of depletion, depreciation and amortization as well as the Company's assessment of proved oil and gas properties for impairment.

Cash and Cash Equivalents

        Cash and cash equivalents include cash on hand and on deposit, and highly liquid debt instruments with original maturities of three months or less.

Accounts Receivable

        The Company carries its accounts receivables at cost, recording allowances for doubtful accounts into earnings when they are deemed to be uncollectible. As of December 31, 2004 and 2003, the Company had recorded an estimated allowance for doubtful accounts of approximately $64,000 and $0, respectively.

Marketable Securities

        The Company classifies its investments in marketable securities as available for sale. Such investments are carried in the financial statements at fair value. Realized gains and losses, determined using the first-in, first-out (FIFO) method, are included in earnings, and unrealized holding gains and losses are excluded from net income (loss) and reported in other comprehensive income (loss). The Company periodically reviews its investments in marketable securities to determine if a permanent impairment exists, recognizing any resulting permanent impairment in earnings in the period such a determination is made.

Goodwill

        Goodwill represents the excess of costs over the fair value of the acquired business assets. Effective January 1, 2002, goodwill and other intangible assets with indefinite lives are no longer amortized. The Company evaluates goodwill for impairment on an annual basis by comparing the fair value of its reporting unit to the carrying value of the reporting unit. Management considers the Company to be the reporting unit. For the years ended December 31, 2004 and December 31, 2003, respectively, the fair value of the Company's reporting unit exceeded the recorded carrying value.

Oil and Gas Property and Equipment (Full Cost)

        Oil and gas properties are accounted for using the full cost method. All costs associated with property acquisition, exploration, and development activities are capitalized. Exploration and development costs include dry hole costs, geological and geophysical costs, direct overhead related to exploration and development activities and other costs incurred for the purpose of finding oil and gas reserves. Salaries and benefits paid to employees directly involved in the exploration and development of oil and gas properties as well as other internal costs that can be specifically identified with acquisition, exploration, and development activities are also capitalized. The Company capitalizes interest costs to its unproved oil and gas properties, as well.

        All capitalized costs of proved oil and gas properties, including the estimated future costs to develop proved reserves, are amortized on the unit-of-production method using total estimated proved reserves. Investments in unproved properties and major development projects are not amortized until proved reserves associated with the projects can be determined or until impairment occurs. If the results of an assessment indicate that the properties are impaired, the amount of the impairment is added to the capitalized cost to be amortized.

        The capitalized costs of the Company's oil and gas properties, net of accumulated depreciation, depletion, and amortization, may not exceed the estimated future net cash flows from proved oil and gas reserves discounted at 10 percent, plus the lower of cost or fair market value of unproved properties as adjusted for related tax effects. If capitalized costs exceed this limit (the "ceiling limitation"), the excess must be charged to expense. Whittier did not have any adjustment to earnings due to the ceiling limitation for the periods presented herein.

        Sales of proved and unproved properties are accounted for as adjustments of capitalized costs with no gain or loss recognized, unless such adjustments would significantly alter the relationship between capitalized costs and proved reserves of oil and gas, in which case the gain or loss is recognized in income. Abandonments of properties are accounted for as adjustments of capitalized costs with no loss recognized.

Equipment and Fixtures

        Equipment and fixtures are stated at cost and depreciated over the estimated useful lives of the assets, which range from three to seven years, using the straight-line method. When assets are sold or retired, the cost and related accumulated depreciation are removed from the accounts and any resulting gains or losses are included in income.

        Maintenance and repairs, which neither materially add to the value of the property nor appreciably prolong its life, are charged to expense as incurred. Gains or losses on the dispositions of property and equipment, other than oil and gas, are reflected in the Company's results from operations.

Deferred Income Taxes

        Under Statement of Financial Accounting Standard (SFAS) No. 109, "Accounting for Income Taxes," deferred taxes are determined based on the estimated future tax effects of differences between the financial statement and tax basis of assets and liabilities, given the provision of the applicable tax laws in effect at that time. The Company records a valuation allowance when the Company determines it is more likely than not that the deferred tax assets will not be realized. See "Note 5—Income Taxes."

Revenue Recognition

        Crude oil and natural gas revenues are recognized after production takes place, when the sale is completed and the risk of loss transfers to a third party purchaser. The Company utilizes the entitlement method to account for its revenues from sales of its oil and gas production. The Company does not have any gas imbalances relating to its oil and gas properties. Undistributed oil and gas revenues due to third parties from the properties the Company operates are included in current accounts payable on the Company's consolidated balance sheet.

Management of Commodity Price Risk

        The Company from time to time enters into commodity price hedging contracts with respect to its oil and gas production to achieve a more predictable cash flow, as well as reduce its exposure to price volatility. The Company accounts for its hedging contracts in accordance with SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities."

        SFAS No. 133, as amended, establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value regardless of the purpose or intent for holding the instrument. The statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires the Company formally document, designate and assess the effectiveness of transactions that receive hedge accounting. SFAS No. 133 provides that the effective portion of the gain or loss on a derivative instrument designated and qualifying as a cash flow hedge be reported as a component of other comprehensive income, net of deferred taxes, while the ineffective portion is reflected in earnings during the applicable period. The effective gain or loss will be reclassified from other comprehensive income into earnings in the period in which the sales of the applicable oil and gas production the hedge relates to are recognized in the Company's income statement.

Earnings per Common Share

        Basic earnings per common share is calculated by dividing net income by the aggregate weighted average number of shares outstanding during the period. Diluted earnings per share considers the dilutive effect of the average number of common stock equivalents, consisting of the Company's common stock options and warrants and common stock underlying a convertible note (see Note 6), that were outstanding during the period. The Company's total weighted average number of dilutive and anti-dilutive common stock equivalents outstanding as of December 31, 2004 were 241,761 and 512,358, respectively. The Company had a total of 117,500 common stock equivalents outstanding as of December 31, 2003, all of which were anti-dilutive.

        All share amounts have been adjusted to reflect the Company's one-for-ten reverse stock split and conversion of its Series A Preferred Stock into common stock on December 31, 2003, as well as the company's one-for-three reverse split on July 1, 2005. See Note 7.

Accounting for Stock Based Compensation

        The Company accounts for stock based compensation using the intrinsic value method under APB Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS No. 123, "Accounting for Stock-based Compensation" requires that pro forma information regarding net income and earnings per share be determined as if the Company had accounted for its employee stock options under the fair value method as defined in SFAS No. 123. We estimate the fair value for options issued during the period, if any, as of the date of grant using the Black-Scholes option pricing model by using weighted average assumptions, volatility factors of the expected market price of the Company's common stock, and the weighted average life expectancy of the options.

        In December 2003, the Company's Board of Directors approved a Long Term Incentive Plan (the "Plan"), which was ratified by the Company's stockholders in July 2004. The Plan sets aside a total of 520,000 shares of the Company's common stock for issuance to the Company's officers, directors, employees, and consultants. During January 2004, the Company granted a total of 243,000 options to purchase the Company's common stock at an average exercise price of $5.25 per share to certain directors, officers, and employees of the Company, of which 5,000 options were cancelled in May 2004. The options vest ratably over a three-year period from the date of grant and have a term of five years. The fair market value of the net options outstanding on the date of grant was estimated to be $1,088,611, or $4.56 per share, using the Black-Scholes option pricing model with the following weighted average assumptions: risk free interest rate of 4%, dividend yield of 0%, volatility factors of the expected market price of the Company's common stock of 4.74, and a weighted average life expectancy of the options of 3.5 years. The Company issued an additional 19,834 options to various employees of the Company during the year ended December 31, 2004, with an average exercise price of $4.92 per share, also subject to three year ratable vesting with a term of five years. The fair market value of the options on the date of grant was estimated to be approximately $51,000, or $2.58 per share, using the Black Scholes option pricing model using weighted average assumptions applicable on the date of grant.

        As part of the Merger in 2003, the Company acquired 62,500 options previously issued by Olympic, of which 16,500 options expired unexercised during 2004. The remaining 46,000 shares acquired as part of the Merger are fully vested.

        For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the option's vesting period. The Company's pro forma information, in thousands, is as follows:

	Year Ended December 31,
	2004	2003
Net income/(loss) under APB No. 25	$1,420	$98
Deduct: Total stock-based compensation expense determined under the fair value method, net of tax	(238)	—

Pro forma net income (loss)	$1,182	$98

Pro forma basic earnings (loss) per share	$.33	$.03

Pro forma diluted earnings (loss) per share	$.31	$.03

        In December 2004, the FASB issued SFAS No. 123(R), "Share-Based Payment," a revision of SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123R supercedes APB Opinion No. 25, "Accounting for Stock Issued to Employees" and amends SFAS No. 95, "Statement of Cash Flows." SFAS No. 123(R) requires a company to recognize equity based compensation, including stock option grants, at fair value in the income statement, and discontinues accounting for equity based compensation under APB Opinion No. 25, the intrinsic value method. The requirements of this pronouncement are effective for fiscal periods beginning after June 15, 2005. Whittier currently accounts for equity based compensation using APB Opinion No. 25 in which no compensation cost for employee stock options is recognized. SFAS No. 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as cash flow from financing activities rather than as cash flow from operations, as required currently. The Company will adopt SFAS No. 123(R) in the third quarter of 2005. The Company is currently evaluating the impact of the adoption of SFAS No. 123(R) on its financial statements.

New Accounting Standards

        In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." The Statement requires entities to record the fair value of a liability for legal obligations associated with the retirement obligations of tangible long-lived assets in the period in which it is incurred. When the liability is initially recorded, the entity increases the carrying amount of the related long-lived asset. Over time, accretion of the liability is recognized each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. The Company adopted SFAS No. 143 for the calendar year beginning January 1, 2003. As a result of the adoption, the Company recorded an asset retirement obligation of approximately $35,546, an increase to oil and gas properties of $32,156 and a non-cash charge of $6,361, which was recorded as a Cumulative Effect of Change in Accounting Principle at January 1, 2003.

        As of December 31, 2004, the Company's future abandonment obligation was estimated to be $121,411, including $101,380 in costs capitalized to oil and gas properties subject to depletion and $20,031 in cumulative accretion expense. Comparatively, the Company had a total future abandonment obligation outstanding as of December 31, 2003, of $68,698 including $60,168 in costs capitalized to oil and gas properties and $8,530 in cumulative accretion expense.

        The activity related to the Company's future asset retirement obligations for the years ended December 31, 2004 and 2003 is as follows (in thousands):

	Year Ended December 31,
	2004	2003
Beginning asset retirement obligation	$68,698	$35,546
Liabilities incurred during the period	41,212	28,012
Liabilities settled during the period	—	—
Accretion expense	11,501	5,140

Ending asset retirement obligation	$121,411	$68,698

        In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends SFAS No.133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 149 requires that contracts with comparable characteristics be accounted for similarly. In addition, SFAS No. 149 also clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative and clarifies when a derivative contains a financing component. This statement became effective for contracts entered into or modified after June 30, 2003. The adoption of this statement did not have any material impact on the Company's financial position, results of operations, or cash flows.

        In March 2004, the Emerging Issues Task Force ("EITF") reached a consensus clarifying its position on whether acquisition costs relating to underlying oil and gas reserves should be classified as "intangible costs," concluding that mineral rights are tangible assets. The FASB, ratifying the EITF's consensus, issued FASB Staff Position 141-1 and 142-1 in April 2004, amending SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Intangible Assets," to define mineral rights as tangible assets. In September 2004, the FASB staff issued an additional FASB Staff Position affirming that oil and gas mineral rights held under lease and other contractual arrangements representing the right to extract reserves for both undeveloped and developed leaseholds need not be classified separately from oil and gas properties. Therefore, the Company will continue to include amounts related to undeveloped and developed leaseholds in oil and gas properties on its consolidated financial statements.

Prior Year Reclassification

        Current year amounts have been reclassified to conform with current year presentation, including netting deferred tax assets and liabilities on the Company's consolidated balance sheet and reclassifying the Company's liability for its hedging commodity contracts between current and long-term liabilities. Such reclassifications had no effect on the Company's net income or stockholders' equity.

NOTE 2—MARKETABLE SECURITIES

        The Company's investments in marketable securities are classified as "available-for-sale" in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." As a result, these investments are carried at fair market value as of the relevant balance sheet dates. Unrealized gains and losses are excluded from net income and reported in a separate component of stockholder's equity as cumulative other comprehensive income (loss).

        The carrying amount and estimated market value of the investments as of December 31, 2004 and December 31, 2003 are as follows:

	As of December 31, 2004
	Cost	Fair Value
Chaparral Resources, Inc., 543,850 Shares	$543,850	$870,160
PYR Energy, Inc., 173,625 Shares	327,723	184,042

Total	$871,573	$1,054,202

	As of December 31, 2003
	Cost	Fair Value
Chaparral Resources, Inc., 543,850 Shares	$1,189,326	$549,288
PYR Energy, Inc., 173,625 Shares	327,723	168,416
Vangold Resources, Inc., 100,000 Shares	31,765	57,160

Total	$1,548,814	$774,864

        The Company recognizes any unrealized gain or loss on its marketable securities when the securities are sold or when the Company determines that a permanent impairment has occurred. As of

March 31, 2004, the Company reclassified its unrealized loss in Chaparral Resources, Inc. ("Chaparral") as "other than temporary" and recognized an impairment of $645,476, reducing the Company's book basis in the securities to $543,850. The Company intends to dispose of its investment in Chaparral in order to utilize the proceeds for the acquisition, exploration and development of oil and gas properties.

        After considering the write-down of the Chaparral common stock, the Company has classified the remaining unrealized gains and losses in its marketable securities as temporary in nature. As of December 31, 2004, the Company's investment in Chaparral had appreciated from the Company's cost basis in the stock after recognition of the permanent impairment. The Company recorded an unrealized gain as a component of other comprehensive income (loss) of $118,708, net of deferred taxes of $63,920, for the period ended December 31, 2004, and an unrealized loss $503,068, net of deferred tax of $270,882, for the period ended December 31, 2003.

        The Company is subject to certain trading restrictions for its investment in PYR due to SEC regulations regarding stock traded by an affiliate of a public company, which may limit or prohibit the Company's ability to dispose of its investment in the future. The Company's President and Chief Executive Officer currently serves as an independent director on PYR's Board of Directors, making him an insider of PYR.

        A reconciliation of the pre and post-tax impact of the Company's marketable securities on accumulated other comprehensive income for the period ended December 31, 2004 is as follows.

	Pre-tax	After-tax
	(in thousands)	(in thousands)
Accumulated other comprehensive loss, December 31, 2003	$(774)	$(503)
Reclassified into earnings	(24)	(16)
Impairment of stock investment	645	419
Change in fair market value	336	219

Accumulated other comprehensive income, December 31, 2004	$183	$119

NOTE 3—INVESTMENTS IN PARTNERSHIPS

        The original cost basis, cumulative distributions and book value of the Company's partnership investments as of December 31, 2004 and December 31, 2003, were as follows:

	Investment Cost Basis	Cumulative Distributions	December 31, 2004 Net Book Value
KAB Acquisition L.P.—II, 8.0% Limited Partnership Interest	$150,000	$(246,951)	$—
KAB Acquisition L.P.—III, 6.4286% Limited Partnership Interest	150,000	(177,620)	—
KAB Acquisition L.L.L.P.—IV, 7.2% Limited Partnership Interest	150,000	(217,805)	—
KAB Acquisition L.L.L.P.—V, 7.5% Limited Partnership Interest	150,000	(138,884)	11,116
KAB Acquisition L.L.L.P.—VI, 2.1825% Limited Partnership Interest	150,000	(52,433)	97,567
Avalanche Royalty Partners LLC, 8.925% Membership Interest	341,000	(431,960)	—
Rincon Energy Partners, LLC, 10% Membership Interest	175,057	—	175,057

Total	$1,266,057	$(1,265,653)	$283,740

	Investment Cost Basis	Cumulative Distributions	December 31, 2003 Net Book Value
KAB Acquisition L.P.—II, 8.0% Limited Partnership Interest	$150,000	$(198,781)	$—
KAB Acquisition L.P.—III, 6.4286% Limited Partnership Interest	150,000	(150,258)	—
KAB Acquisition L.L.L.P.—IV, 7.2% Limited Partnership Interest	150,000	(165,735)	—
KAB Acquisition L.L.L.P.—V, 7.5% Limited Partnership Interest	150,000	(108,860)	41,140
KAB Acquisition L.L.L.P.—VI, 2.1825% Limited Partnership Interest	150,000	(20,085)	129,915
Avalanche Royalty Partners LLC, 8.925% Membership Interest	341,000	(338,027)	2,973
Rincon Energy Partners, LLC, 10% Membership Interest	66,000	—	66,000

Total	$1,157,000	$(981,746)	$240,028

        The Company records its book value in partnership investments at their cost basis, less cumulative cash distributions from each investment. Cash distributions in excess of basis are recorded as partnership income and any impairment of partnership investment is recorded as a charge to income. The Company periodically reviews its partnership investments for impairment by comparing each investment's book value against its fair value. Management uses its best efforts to estimate fair value in its partnership investments, based on the historical and expected future performance of each investment, as well as consideration of any significant events affecting the underlying assets of each partnership, which may limit the Company's ability to recover its investment. Any resulting impairment is recorded in earnings in the period the Company determines that an impairment exists.

        The Company recognized partnership income of $218,561 for the year ended December 31, 2004, compared to partnership income of $19,469 for the year ended December 31, 2003. The Company also recognized a loss from partnership investments of $733,244 for the year ended December 31, 2003, due to the total impairment of the Company's investments in the Odin Spirit and the Odin Neptune drilling partnerships. The general partner of the Odin Neptune partnership disposed of its principal asset, a semi-submersible rig, for nominal value in July 2003 and the partnership was fully liquidated. The Odin Spirit partnership's principal assets, two jack-up drilling rigs, were disposed of to satisfy its third party creditor, which had foreclosed on the rigs in May 2003. Consequently, the Company fully impaired both investments as of the quarter ended June 30, 2003.

NOTE 4—OIL AND GAS PROPERTIES, EQUIPMENT AND FIXTURES

        Oil and gas properties, equipment and fixtures consist of the following as of December 31, 2004 and December 31, 2003, respectively:

	As of December 31,
	2004	2003
Oil and Gas Properties
Proved oil and gas properties	$23,360,391	$13,515,437
Unproved oil and gas properties	2,442,442	750,630

Total oil and gas assets	25,802,833	14,266,067
Accumulated depreciation, depletion and amortization	(6,074,012)	(3,769,666)

Net oil and gas properties	19,728,821	10,496,401

Corporate and Other
Furniture and equipment	118,756	35,680
Accumulated depreciation	(33,755)	(13,495)

Total corporate assets	85,001	22,185

Net oil and gas properties, furniture and equipment	$19,813,822	$10,518,586

        The Company recognized depletion, depreciation and amortization expense of $2,445,606 and $1,238,403 for the years ended December 31, 2004 and 2003, respectively. The Company's unevaluated oil and gas properties include investments in ongoing exploratory drilling projects, which are reviewed quarterly to determine if there is an impairment of their carrying value or if they should be transferred into proved oil and gas properties.

NOTE 5—INCOME TAXES

        The Provision for Income Taxes (Benefits) Consists of the Following:

	As of December 31,
	2004	2003
Current Income Tax (Benefit)	$—	$(38,161)
Deferred Income Tax (Benefit)	(110,059)	90,603

Total Income Tax Benefit	$(110,059)	$52,442

Current Tax Asset
Unrealized Losses on Price Hedging Contracts	$376,498	$171,101

Total Current Tax Asset	$376,498	$171,101

Deferred Tax Assets
Unrealized Losses on Marketable Securities	$161,996	$270,882
Unrealized Losses on Price Hedging Contracts	257,829	29,811
Temporary Difference in Book/Tax Basis of Partnership Investments	157,017	220,740
Net Operating Loss Carryforwards	900,348	968,855
Valuation Allowance—Net Operating Loss Carryforwards	(340,259)	(820,834)
Carryforward of Percentage Depletion in Excess of Basis	127,925	42,528
Other	36,742	—

Total Deferred Tax Assets	$1,301,598	$711,982

Deferred Tax Liabilities:
Excess Book Basis over Tax Basis for Oil and Gas Properties	$(2,135,428)	$(1,549,471)

Total Deferred Tax Liabilities	(2,135,428)	(1,549,471)

Net Deferred Tax Liabilities	$(833,830)	$(837,489)

        Deferred taxes have been provided for on the differences between the book and tax basis of oil and gas properties, principally generated by the current deductibility of intangible drilling costs allowed for income tax purposes. The Company also provided for deferred taxes on the unrealized gains and losses on marketable securities, unrealized gains and losses on its commodity pricing hedge instruments, the temporary differences between the book and tax basis of the Company's investment in partnerships accounted for using the cost method for financial statement purposes, and percentage depletion carryforwards in excess of basis.

        Net operating loss ("NOL") carryforwards included in deferred tax assets in the current period all relate to NOL's from prior years, including operating losses for the year ended December 31, 2003 and approximately $2.5 million in NOL carryforwards that were acquired as a result of the Merger in September 2003. A portion of the Company's unrestricted operating loss for 2003 was carried back to offset taxable income from 2001, generating an income tax receivable of $38,161. The NOL carryforwards acquired in the Merger expire between 2017 and 2022 and are partially restricted from offsetting the future taxable income of the Company due to Internal Revenue Code ("IRC") §382 ownership change limitations.

        As of December 31, 2004, the Company had total deferred tax assets from NOL carryforwards of $900,348, of which $77,811 are unrestricted and $822,538 are partially restricted under IRC §382. The Company has recorded a valuation allowance of $340,259, or approximately 41%, on its deferred tax asset related to its restricted NOL carryforwards due to uncertainties regarding the future recoverability of its restricted NOL carryforwards. The net change in the Company's valuation allowance from December 31, 2003 to December 31, 2004 was $480,575. The Company has recorded the tax benefit of its NOL carryforwards, net of the applicable valuation allowance, as a deferred tax asset as of December 31, 2004.

        Effective Tax Rate Reconciliation:

	As of December 31,
	2004	2003
Tax Expense on Book Income Computed at 35%	$458,722	$52,442
Increases (decreases) in Taxes Resulting From:
Percentage depletion in excess of tax basis, currently deductible	(88,661)	—
Reduction in valuation allowance related to net operating loss carryforwards	(480,575)	—
Other	455	—

Income Tax Expense (Benefit), as adjusted	$(110,059)	$52,442

Effective Tax Rate	(8.40)%	35.00%

NOTE 6—NOTES PAYABLE

Revolving Credit Agreement

        On July 17, 2002, the Company signed a revolving credit agreement with a financial institution to borrow up to $15 million, based upon the amount of proved reserves attributable to the Company's oil and gas properties. Interest expense is payable monthly at an interest rate equal to 1/4% over prime, as published by the Wall Street Journal, which was 5.5% at December 31, 2004. The credit agreement was amended in November 2004 to extend its maturity date to October 1, 2007.

        The Company had net borrowings under the credit agreement of $7,745,000 and $4,505,000 as of December 31, 2004 and December 31, 2003, respectively. The Company incurred interest expense of $328,810 and $203,947 for the years ended December 31, 2004 and 2003, respectively, of which $89,150 and $35,276, respectively, were capitalized to the company's oil and gas properties. As of December 31, 2004, the Company's total borrowing base was $8.1 million, of which $90,000 was available for borrowing.

        As of December 31, 2004 and December 31, 2003, the Company utilized a total of $265,000 and $165,000, respectively, of its available borrowing base under the credit facility to provide letters of credit against required state bonds in Louisiana and Texas relating to the Company's operated oil and gas properties. The costs of maintaining the letters of credit, which are not reflected as principal draw downs under the credit facility, are included in interest expense.

        During the year ended December 31, 2004, the Company borrowed a total of $4.23 million under the credit agreement to finance the May 2004 acquisition of the Cut Off field ($1.0 million), the June 2004 acquisition of three South Texas gas properties further described in Note 14 ($3.05 million), and additional property interest in the Rayne Field ($180,000). The Company also repaid $990,000 in principal for the year ended December 31, 2004, in accordance with the terms of the credit agreement.

        The credit agreement is collateralized by substantially all of the Company's assets and the Company is subject to various covenants, representations and warranties as established by the credit agreement. The primary covenants agreed to by the Company under the credit agreement, as amended, include the following:

  •
  The Company will maintain a total Tangible Net Worth of not less than $7,300,000, plus (a) fifty percent (50%) of net income (excluding losses) subsequent to June 30, 2004, and (b) one hundred (100%) of any increases in shareholders' equity resulting from the sale or issuance of equity interests subsequent to June 30, 2004.

  •
  The Company will maintain a ratio of quarterly EBITDAX (net income before interest expenses, taxes, depreciation, depletion, amortization, exploration costs, and other non-cash expenses less non-cash income and capitalized expenses) to quarterly interest expense of not less than 3.00.

  •
  The Company will maintain a current ratio, determined quarterly, of Current Assets to Current Liabilities, exclusive of any current portion of principal outstanding under the credit agreement, of at least one to one.

        The Company was in compliance with these covenants as of December 31, 2004 and December 31, 2003.

        As of December 31, 2004 and December 31, 2003, the Company classified $1,650,000 and $560,000, respectively, of the outstanding principal under the credit agreement as a current liability, based on monthly principal payments required as a result of the Company's latest applicable borrowing base review performed by the bank. The bank reviews the Company's borrowing base every six months or in conjunction with a material acquisition. The Company's next borrowing base review is scheduled for April 2005.

Convertible Subordinated Note

        As discussed in Note 14, the Company issued to the Sellers of the Properties a Convertible Subordinated Note in the amount of $1,787,330, bearing interest at a rate of 7%. The Convertible Subordinated Note, including any accrued interest thereon, is convertible at any time during its term at a conversion price of $6.00 per share into 297,889 shares of the Company's common stock. The Convertible Subordinated Note is fully subordinated to the Company's existing credit agreement and may be paid off at any time without penalty to the Company. No principal payments are required on the Convertible Subordinated Note during the first two years it is outstanding. In the event the Convertible Subordinated Note is not converted into the Company's common stock during this two year period, the Company will repay the principal outstanding ratably over 48 months until either the Convertible Subordinated Note has been fully repaid or the remaining principal outstanding on the

Convertible Subordinated Note is converted into the Company's common stock. The Company granted "piggy back" registration rights for the shares of common stock underlying the Convertible Subordinated Note and registered the underlying shares in December 2004. The Company incurred $68,812 in interest expense on the Convertible Subordinated Note for the year ended December 31, 2004.

        Anticipated future maturities of the credit agreement and the Convertible Subordinated Note, based on principal outstanding as of December 31, 2004, are as follows:

Year	Amount
2005	$1,650,000
2006	2,060,652
2007	2,246,833
2008	2,246,833
Thereafter	1,328,012

Total	$9,532,330

NOTE 7—COMMON STOCK AND COMMON STOCK EQUIVALENTS

        In December 2003, the Company's stockholders approved a corporate reorganization of the Company, which included a one-for-ten reverse stock split, the reincorporation of the Company from Wyoming to Nevada, and the change of the Company's legal name from Olympic Resources Ltd. to Whittier Energy Corporation. The company also effected a one-for-three reverse split on July 1, 2005. All common stock and common stock equivalents have been retroactively adjusted to reflect both of the reverse splits.

        As discussed in Note 13, on September 10, 2003, the Company's wholly owned subsidiary, WEC, a Wyoming corporation, merged with and into Whittier Energy, effecting a change in control of the Company. As a result of the "reverse" merger, Whittier Energy became the wholly owned subsidiary of the Company. In exchange for their 100,000 shares of outstanding Whittier Energy common stock, the former Whittier Energy shareholders received 2,646,453 shares of the Company's voting common stock and 100,000 shares of the Company's Series A Preferred Stock, which was automatically convertible into 200,000 shares of the Company's common stock on the availability of enough additional authorized but unissued shares necessary to effect the conversion. The Series A Preferred Stock automatically converted into the Company's common stock upon completion of the reverse split on December 31, 2003. Whittier Energy's former shareholders owned approximately 85% of the Company's 3,348,765 shares of common stock outstanding as of December 31, 2003.

        As a condition to the Merger, the Company terminated its existing employment agreement with Mr. Pollock, the former President and CEO, and a current director, of the Company, and entered into a new consulting agreement with him for an initial term of six months from the closing date of the Merger. The terms of the new consulting agreement provide for Mr. Pollock to receive $10,217 Canadian dollars per month during the initial term and a warrant to purchase 15,000 shares of the Company's common stock at an exercise price of $6.00 per share (the "Warrant"). The consulting agreement also provides for Mr. Pollock to receive $5,108 Canadian dollars per month for 24 months following the initial term, as well as $90,000 in accrued compensation to be used to pay the aggregate exercise price of the Warrant on the one year anniversary date of the Merger. The costs of the Warrant and the $180,000 severance portion of Mr. Pollock's consulting agreement were recorded as part of Whittier Energy's purchase price of Olympic. The Company estimated the fair value of the Warrant on the date of grant to be $32,445, based on the following weighted average assumptions: risk free interest rate of 1.20%, dividend yield of 0%, volatility factors of the expected market price of the Company's common stock of 1.24, and a weighted average life expectancy of the Warrant of one year. The Warrant was fully exercised in September 2004.

        Although the Company was considered the legal acquirer in the transaction, Whittier Energy acquired the Company for accounting purposes and the Company has conformed to Whittier Energy's accounting methods, including use of a calendar year-end. Whittier Energy had 100,000 shares of common stock outstanding at the time of the Merger and has never issued any form of common stock equivalents. Olympic, however, had a total of 62,500 stock options and 96,667 common stock warrants outstanding at the time of the Merger, including the Warrant issued as part of the Merger, all of which were fully vested and exercisable. The details of the Company's options and warrants acquired as part of the merger are below.

        Prior to the Merger, the Company (i.e. Olympic) had repriced 29,334 options to reflect an exercise price of $5.79 per share, subjecting the options to variable accounting treatment for the recognition of compensation expense. The Company's stock price as of December 31, 2003 and December 31, 2004, respectively, was below the exercise price of the options and no additional compensation expense was recognized during the respective periods.

        In October 2003, 41,667 warrants to purchase the Company's common stock at an exercise price of $12.00 per share expired unexercised.

        In December 2003, the Company's Board of Directors approved a Long Term Incentive Plan (the "Plan"), which sets aside a total of 520,000 shares of the Company's common stock for issuance to the Company's officers, directors, employees, and consultants. During the year ended December 31, 2004, the Company granted a total of 262,834 options to purchase the Company's common stock at an average exercise price of $5.22 per share to certain employees and directors of the Company, of which 5,000 were cancelled in May 2004. The options vest ratably over a three year period from the date of grant and have a term of 5 years. The Plan was ratified by the Company's stockholders at the Company's annual meeting held in July 2004.

        In January 2004, the Company issued 7,431 shares of its common stock valued at $5.40 per share to CK Cooper & Company, an investment banking firm, as payment of approximately $40,127 in outstanding investment banking fees related to the merger of Olympic and Whittier Energy. Alex Montano, a former director of the Company, is also a managing director of CK Cooper.

        In 2004, 16,500 options to acquire the Company's common stock at an exercise price of $5.79 per share expired unexercised.

        In June 2004, warrants to purchase 40,000 shares of the Company's common stock at an exercise price of $8.10 per share expired unexercised.

        In June 2004, the Company closed a private placement with accredited investors for 460,000 shares of the Company's common stock priced at $5.25 per share and three-year warrants to purchase an additional 460,000 shares of common stock at an exercise price of $7.50 per share. The private offering was fully subscribed and resulted in net proceeds to the Company of $2.3 million. The Company also issued 9,938 shares of common stock and a related warrant to purchase an additional 9,938 shares of common stock at an exercise price of $7.50 per share to a registered broker/dealer as payment for services rendered as a placement agent in connection with the private placement. The Company used a significant portion of the net proceeds from the private placement to finance, in part, its June 2004 acquisition of various operated working interests in three gas fields in South Texas. See Note 14.

        The Company has filed a registration statement on Form SB-2 with the U.S. Securities and Exchange Commission to register a portion of (i) the common stock and (ii) common stock underlying the warrants, issued in the private offering, as well as the common stock underlying the warrant and Convertible Subordinated Note issued to the Sellers in connection with the Company's acquisition of the South Texas Properties. The registration statement was declared effective prior to December 31, 2004.

        As discussed in Note 14, in June 2004, the Company issued to the sellers of certain gas properties a three-year warrant to purchase 100,000 shares of the Company's common stock at an exercise price of $7.50 per share. The fair market value of the warrant on the date of grant was estimated to be $135,000 using the Black-Scholes option pricing model with the following weighted average assumptions: risk free interest rate of 3.26%, dividend yield of 0%, volatility factors of the expected market price of the Company's common stock of 2.13, and a weighted average life expectancy of the options of 1.5 years.

        A summary of the Company's stock option activity and related information for the periods ended is as follows:

	Shares Underlying Options	Weighted Average Exercise Price
Options Outstanding as of December 31, 2002	—	—
Options Acquired in Merger	62,500	$5.85
Options Issued	—	—
Options Exercised	—	—
Options Expired	—	—

Options Outstanding as of December 31, 2003	62,500	$5.85
Options Issued	262,834	$5.22
Options Exercised	—	—
Options Cancelled	(5,000)	$5.25
Options Expired	(16,500)	$5.79

Options Outstanding as of December 31, 2004	303,834	$5.37
Exercise price range $1.50 - 1.85
(Average life of 4.1 years) (None exercisable)	257,834	$5.22
Exercise price of $2.07 ($2.50 Canadian)
(Average life of 3 months) (All exercisable)	26,000	$6.21
Exercise price range of $2.00
(Average life of 9 months) (All exercisable)	20,000	$6.00
Exercisable options
December 31, 2003	62,500	$5.85
December 31, 2004	46,000	$6.12

        The weighted average fair value of all options acquired by the Company as a result of the Merger was $3.12 per share as of September 10, 2003.

        The following table summarizes all common stock warrants:

	Number of Stock Warrants	Exercise Price Range
Outstanding, December 31, 2002	—	—
Acquired in Merger	81,667	$8.10 - 13.89
Issued	15,000	$6.00
Expired	(41,667)	$13.89

Outstanding, December 31, 2003	55,000	$6.00 - 8.10
Issued	569,938	$7.50
Expired	(40,000)	$8.10
Exercised	(15,000)	$6.00

Outstanding, December 31, 2004	569,938	$7.50

        The following table summarizes the price ranges of all common stock warrants outstanding as of December 31, 2004, all of which were fully vested and exercisable:

Number of Warrants	Exercise Price	Expiration Date
569,938	$7.50	6/17/07 - 6/30/07

NOTE 8—RELATED PARTY TRANSACTIONS

        The Company's Chief Operating Officer, Mr. Daniel Silverman, received a 4.63% net profits interest ("NPI") in the Company's investment in the Beaver Dam Creek Field upon completion of the transaction in 2002. The NPI entitled Mr. Silverman to 4.63% of the Company's net operational cash flow from the field (i.e. revenues less operating costs and capital investment) after deducting related principal and interest payments under the Company's Credit Facility described in Note 6. The Company did not make any distributions to Mr. Silverman for the NPI in 2003 and paid Mr. Silverman a total of $16,408 in net profits in 2002. In March 2004, the Company acquired the NPI from Mr. Silverman for $70,000.

NOTE 9—COMMODITY PRICE RISKS AND CONCENTRATIONS OF CREDIT RISK

        The Company's activities include the selling of oil and gas. Such commodities are subject to significant price volatility. Consequently, the Company's revenues will fluctuate based on the current prices of oil and gas.

        Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments, trade accounts receivable, and derivative instruments.

        The Company places its excess cash investments with high quality financial institutions. The Company's receivables relate to customers in the oil and gas industry, and as such, the Company is directly affected by the economy of the industry. The credit risk associated with the receivables is minimized by the customer base and monitoring of the customer credit worthiness. The Company has not experienced any losses from its receivables or cash investments and does not believe it has any significant concentration of credit risk. For the period ending December 31, 2004, the Company generated approximately 36% of its oil and gas revenue from crude oil sales to Shell Trading (US) Company. The Company had no other customers responsible for a minimum of 10% of its oil and gas revenues for 2004 or 2003.

NOTE 10—FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

        The Company held various derivative instruments, including crude oil and natural gas option agreements known as "swaps" and "collars" during the year ended December 31, 2004 and 2003, respectively. Swaps are designed to fix the price of anticipated sales of future production, while collars are designed to establish floor and ceiling prices on anticipated sales of future production. The Company entered into the contracts at the time it acquired certain operated oil and gas property interests as a means to reduce the future price volatility on its sales of oil and gas production, as well as to achieve a more predictable cash flow from its oil and gas properties. The Company has designated its price hedging instruments as cash flow hedges in accordance with SFAS No. 133.

        Further details relating to the Company's hedging activities are as follows:

        Hedging Contracts Held as of December 31, 2004:

		Nymex Contract Price
Contract Period and Type	Total Volume	Floor	Ceiling/Swap Price	Fair Value
Crude Oil Contracts (barrels)
Swap Contracts:
January 2005 - December 2005	36,000	N/A	$34.75	$(278,197)
Collar Contracts:
January 2005 - April 2005	15,000	$19.75	$22.75	(308,966)
January 2005 - December 2005	12,000	$26.00	$29.20	(160,152)
April 2005 - December 2005	9,000	$26.00	$28.95	(119,227)
January 2005 - December 2005	18,000	$31.00	$36.95	(121,512)
January 2006 - December 2006	96,000	$30.00	$34.25	(681,650)
Natural Gas Contracts (mmbtu)
Swap Contracts
January 2005 - December 2005	120,000	N/A	$6.02	(27,465)
Collar Contracts:
January 2005 - December 2005	120,000	$4.00	$7.20	(38,576)
January 2005 - March 2005	72,000	$6.20	$8.40	23,068
April 2005 - September 2005	144,000	$5.75	$6.05	(34,090)
October 2005 - December 2005	72,000	$5.75	$6.75	(22,668)
January 2006 - December 2006	120,000	$5.00	$6.45	(55,005)

Total				$(1,824,440)

        Hedging Contracts Held as of December 31, 2003:

		Nymex Contract Price
Contract Period and Type	Total Volume	Floor	Ceiling/Swap Price	Fair Value
Crude Oil Contracts (barrels)
Swap Contracts:
January 2004 - December 2004	15,000	N/A	$22.15	$(119,712)
Collar Contracts:
January 2004 - September 2004	9,000	$24.50	$29.55	(20,542)
January 2004 - December 2004	35,000	$18.00	$22.00	(292,861)
January 2004 - December 2004	24,000	$24.00	$29.25	(53,239)
January 2005 - April 2005	15,000	$19.75	$22.75	(85,174)
Natural Gas Contracts (mmbtu)
Collar Contracts:
January 2004 - March 2004	39,900	$4.00	$8.75	(2,506)

Total				$(574,034)

        The Company accounts for its derivatives as cash flow hedging instruments, and recognizes gains or losses on settlement of its hedging instruments in oil and gas revenues, and changes in their fair value as a component of other comprehensive income, net of deferred taxes. The Company recognized pre-tax losses in oil and gas revenues of $1,519,775 and $703,252 for the year ended December 31, 2004 and 2003, respectively, due to realized settlements of its price hedge contracts during the respective periods. The Company recorded unrealized losses on cash flow hedging contracts of $1,178,036, net of deferred taxes of $634,327, for the year ended December 31, 2004. Comparatively, the Company recorded unrealized losses of $373,128, net of deferred taxes of $200,912, for the year ended December 31, 2003. As of December 31, 2004, the Company anticipates $707,060 of unrealized losses, net of deferred taxes of $380,725, will be reclassified into earnings during 2005. The Company recorded a loss of $12,077 for the ineffective portion of the cash flow hedges for the year ended December 31, 2004. As of December 31, 2004, the Company changed its method of testing the effectiveness of our cash flow hedges from the dollar offset method to regression analysis.

        The following table details the activity of the cash flow hedges on an after-tax basis for the period ending December 31, 2004.

	Pre tax	After-tax
	(in thousands)	(in thousands)
Accumulated other comprehensive loss, December 31, 2003	$(574)	$(373)
Reclassified into earnings	1,520	988
Change in fair market value	(2,782)	(1,801)
Ineffective portion of cash flow hedges	12	8

Accumulated other comprehensive loss, December 31, 2004	$(1,824)	$(1,178)

NOTE 11—RETIREMENT PLANS

        Prior to the Merger, Mr. Rhodes, the Company's President and Chief Executive Officer, participated in various retirement and savings plans of the M. H. Whittier Corporation, an affiliate of the Company. The Company paid the applicable costs into the various plans relating to Mr. Rhodes and recorded such costs in the Company's results from operations. As less than 2% of the participants in the M.H. Whittier Corporation's plans were employed by the Company, no additional information on the various plans is presented herein. The costs to the Company are not considered material to the Company's overall financial results.

NOTE 12—COMMITMENTS AND CONTINGENCIES

        The Company entered into a rental lease for approximately 2,910 square feet of corporate office space in Houston, Texas on April 1, 2004, for a renewable term of 90 months. The renewal option of the lease allows the Company to extend the term of the lease for one term of five years with written notice nine months prior to the expiration date of the lease. The Company has a one-time option to cancel the lease after the 51st month of the inception of the lease. The lease requires payments of approximately $5,000 per month. The Company's future minimum annual lease payments for the next five years are as follows:

Year	Amount
2005	$60,000
2006	60,000
2007	60,000
2008	60,000
2009	60,000
Thereafter	105,000

Total	$405,000

        In February 2005, the Company executed a preferential right to lease an additional 2,132 square feet adjacent to its existing office lease for approximately $3,700 per month beginning in June 2005, subject to the same general terms and conditions as the Company's existing lease.

NOTE 13—MERGER OF WEC ACQUISITION, INC. AND WHITTIER ENERGY COMPANY

        As discussed in Note 1, on September 10, 2003, the Company's wholly owned subsidiary, WEC, a Wyoming corporation, merged with and into Whittier Energy, effecting a change in control of the Company. As a result of the "reverse" merger, Whittier Energy became the wholly owned subsidiary of the Company. In exchange for their 100,000 shares of outstanding Whittier Energy common stock, the former Whittier Energy shareholders received 2,646,453 shares of the Company's voting common stock and 100,000 shares of the Company's Series A Preferred Stock, which was automatically convertible into 200,000 shares of the Company's common stock upon the availability of enough additional authorized but unissued shares necessary to effect the conversion. Whittier Energy's former shareholders owned approximately 85%, assuming conversion of the Series A Preferred Stock, upon completion of the Merger. The Series A Preferred Stock automatically converted into the Company's common stock upon completion of the Company's one-for-ten reverse split on December 31, 2003 (See Note 7).

        As of the date of the Merger, Whittier Energy and Olympic were both engaged in the exploration and production of oil and gas properties in the United States. The Merger was consummated because both entities believe the combined company will be better positioned to access capital markets and to acquire and develop oil and gas properties in the future, both of which are necessary for the long-term growth of the Company and enhancement of shareholder value.

        Although the Company is considered the legal acquirer in the transaction, Whittier Energy acquired the Company for accounting purposes and the Company has conformed to Whittier Energy's accounting methods, including the use of a calendar year-end. The Company's financial statements have been restated to reflect a purchase price based upon the quoted trading value of the Company's common stock at the time of the merger rather than the net asset value of the merged companies. The aggregate purchase price, as adjusted, was $2,757,697, including cash of $765,367.

        The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition, as adjusted (in thousands):

As of September 10, 2003
Current Assets:
Cash	$765
Accounts Receivable	237
Marketable Securities	72
Oil and Gas Properties at 9/1/03	997
Goodwill	1,485

Total Assets Acquired	3,556

Current Liabilities:
Accounts Payable	(667)
Deferred tax liability, oil and gas properties	(131)

Net Assets Acquired	$2,758

        The Company is considered the reporting unit for testing allocated goodwill for possible impairment, as it has only one operating segment and its only principal business activity is the exploration, development, and production of oil and gas. The Company tests for impairment of goodwill at least annually, comparing the carrying amount of its goodwill against the Company's fair value based on its outstanding market capitalization. The Company did not recognize an impairment of its goodwill during the years ended December 31, 2004 and 2003, respectively.

        The changes in the carrying amount of goodwill for the years ended December 31, 2004 and December 31, 2003 are as follows (in thousands):

	Year Ended December 31,
	2004	2003
Beginning balance	$1,485	$—
Goodwill acquired during year	—	1,485
Impairment losses	—	—

Ending balance	$1,485	$1,485

NOTE 14—ACQUISITION OF SOUTH TEXAS GAS PROPERTIES

        In June 2004, the Company acquired various operated working interests in three gas fields in South Texas for approximately $7.5 million (the "Properties") from various third party owners (the "Sellers"). The Properties were used by the Sellers for the exploration, development and production of oil and gas, which is the intended continued use for the acquired assets by the Company.

        The Company acquired an average 78% working interest in the Properties' seven existing wells and an average 61% working interest in any future undeveloped locations. Specifically, the Properties consist of working interests in the Tom Lyne Field in Live Oak County, Texas, the Scott & Hopper Field in Brooks County, Texas, and the North Rincon Field in Starr County, Texas.

        The consideration paid for the Properties consisted of i) the payment of approximately $5.7 million in cash; ii) the issuance of a six year, approximate $1.8 million subordinated note bearing an interest rate of 7% and convertible into the Company's common stock at a conversion price of $6.00 per share; iii) a commitment to drill four wells over a 24-month period and pay certain drilling costs on behalf of the Sellers' retained working interests in those wells (the "Drilling Commitment"); iv) certain future price sharing arrangements through June 30, 2008 in the event actual prices per Mcf received by the Company exceed agreed upon pricing levels (the "Upside Price Sharing Agreement"); and v) the issuance of a three year warrant to purchase 100,000 shares of the Company's common stock at an exercise price of $7.50 per share.

        The $5.7 million cash portion of the purchase price was funded through $3.05 million in additional borrowings under the Company's existing credit agreement (see Note 6), cash proceeds from the sale by the Company of equity in a private offering (see Note 7), and available working capital, reduced by $600,000 purchase price adjustment for the Company's net revenues from the Properties from the March 1, 2004 effective date of the transaction. The approximate $1.8 million Convertible Subordinated Note is more fully described in Note 6.

        Under the terms of the Drilling Commitment, the Company must drill a total of four wells, including two wells in the Scott & Hopper Field and two wells in the North Rincon Field, or reassign a portion of the undeveloped acreage in the Scott & Hopper and North Rincon fields to the Sellers. The Company must begin drilling the first two wells on or before March 2005 and June 2005, respectively, in order for the Company to retain its undeveloped acreage rights in each field. The Company must begin drilling the next two wells on or before December 2005 and June 2006, respectively, or the Company will reassign 50% of its undeveloped acreage rights in each field. The Company has also agreed to carry the Sellers' drilling costs for the four wells up to "casing election point" (i.e. the decision point on whether to complete the well or abandon it as a dry hole). The estimated capital costs to drill these wells, net to the Company's interest and including the Sellers' carried interests, is approximately $3.1 million, which we expect to fund using future cash flows from operations. In the event the Company does not drill the required wells, the Company's interests in existing wells on the Properties would be unaffected, as well as the Company's undeveloped acreage in the Tom Lyne Field, which is not subject to the Drilling Commitment. The Company drilled the initial Scott & Hopper well under the terms of the Drilling Commitment, and is currently preparing a well location for the initial commitment well in the North Rincon Field.

        The Company has also entered into a four-year gas price sharing agreement from July 1, 2004 through June 30, 2008. Under the terms of the Upside Price Sharing Agreement, the Sellers will receive 50% of the excess, if any, of the Company's net revenues for prices per Mcf received on production from the Properties in excess of an agreed target price during the sharing period. The Company has hedged a significant portion of the gas production from the Properties in a manner consistent with the Company's hedging arrangements on production from its existing properties. The net revenues per Mcf received would be calculated as net revenues after considering hedge settlements, transportation and marketing costs, divided by net volumes produced. Any resulting payments due to the Sellers under the Upside Price Sharing Agreement at the end of each 12 month period would be netted for any applicable production taxes, as well. The target prices are $6.25, $6.50, $6.75, and $7.00 for the fiscal years ended June 30, 2005, 2006, 2007, and 2008, respectively. The Company did not incur a liability under the terms of the Upside Price Sharing Agreement as of December 31, 2004.

SUPPLEMENTAL INFORMATION—DISCLOSURES ABOUT OIL AND GAS
PRODUCING ACTIVITIES—UNAUDITED

        The following supplemental information regarding the oil and gas activities of the Company is presented pursuant to the disclosure requirements promulgated by the SEC and SFAS No. 69, "Disclosures About Oil and Gas Producing Activities."

        The following estimates of reserve quantities and related standardized measure of discounted net cash flows are estimates only, and are not intended to reflect realizable values or fair market values of the Company's reserves. The Company emphasizes that reserve estimates are inherently imprecise and that estimates of new discoveries are more imprecise than producing oil and gas properties. Additionally, the price of oil has been very volatile and downward changes in prices can significantly affect quantities that are economically recoverable. Accordingly, these estimates are expected to change as future information becomes available and these changes may be significant.

        Proved reserves are estimated reserves of crude oil and natural gas that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves are those expected to be recovered through existing wells, equipment and operating methods.

        The standardized measure of discounted future net cash flows is computed by applying year-end prices of oil and gas (with consideration of price changes only to the extent provided by contractual arrangements) to the estimated future production of proved oil and gas reserves, less estimated future expenditures (based on year-end costs) to be incurred in developing and producing the proved reserves, less estimated future income tax expenses. The estimated future net cash flows are then discounted using a rate of 10% a year to reflect the estimated timing of the future cash flows.

SUPPLEMENTAL INFORMATION—DISCLOSURES ABOUT OIL AND GAS
PRODUCING ACTIVITIES—UNAUDITED

Proved Oil and Gas Reserve Quantities
(All within the United States)

	Oil Reserves	Gas Reserves
	(Bbls.)	(Mcf.)
Proved developed and undeveloped reserves:
Balance December 31, 2002	1,568,404	1,406,188
Revision of previous estimates	(53,194)	433,502
Purchases of minerals in place	92,280	1,353,940
Extensions, discoveries and other additions	21,790	241,680
Production	(166,510)	(446,760)

Balance December 31, 2003	1,462,770	2,988,550
Revision of previous estimates	109,677	(166,446)
Purchases of minerals in place	383,099	3,288,713
Extensions, discoveries and other additions	711	271,242
Sales of minerals in place	(42,969)	(28,198)
Production	(178,303)	(794,831)

Balance December 31, 2004	1,734,985	5,559,030

Proved Developed Reserves:
Balance December 31, 2002	1,559,029	1,397,800

Balance December 31, 2003	1,462,770	2,676,060

Balance December 31, 2004	1,603,964	4,094,890

SUPPLEMENTAL INFORMATION—DISCLOSURES ABOUT OIL AND GAS
PRODUCING ACTIVITIES—UNAUDITED
(All Amounts in Thousands)

Capitalized Costs Relating to Oil and Gas Producing Activities (All within the United States)

	Year Ended December 31,
	2004	2003
Proved oil and gas properties	$23,360	$13,515
Unproved oil and gas properties	2,442	751

Accumulated depreciation and depletion	(6,074)	(3,770)

Net capitalized cost	$19,728	$10,496

Cost Incurred in Oil and Gas Property Acquisition, Exploration, and Development Activities
(All within the United States)

	Year Ended December 31,
	2004	2003
Acquisition costs	$9,828	$2,638
Exploration and appraisal costs	760	374
Development costs	1,775	1,552

	$12,363	$4,564

Results of operations for producing activities (All within the United States)

	Year Ended December 31,
	2004	2003
Oil and gas revenues	$10,132	$6,154
Lease operating expenses	(2,962)	(2,117)
Production taxes	(1,230)	(642)
Depreciation, depletion, and amortization	(2,446)	(1,238)
Accretion of Future Abandonment Obligation	(12)	(9)

Net results of operations before income taxes	3,482	2,148
Provision for income taxes	(1,218)	(752)

Results of operations	$2,264	$1,396

SUPPLEMENTAL INFORMATION—DISCLOSURES ABOUT OIL AND GAS
PRODUCING ACTIVITIES—UNAUDITED
(All Amounts in Thousands)

Standardized Measure of Discounted Future Net Cash Flows and Changes Therein Relating to Proven Oil and Gas Reserves (All within the United States)

	Year Ended December 31,
	2004	2003
Future cash inflows	$107,105	$64,380
Future development costs	(3,573)	(254)
Future production costs	(51,479)	(30,284)
Future income tax expenses	(13,435)	(9,743)

Future net cash flows	38,618	24,099
10% annual discount for estimated timing of cash flows	(13,767)	(8,966)

Standardized measure of discounted net cash flows	$24,851	$15,133

Principal sources of change in the standardized measure of discounted future net cash flows

	Year Ended December 31,
	2004	2003
Beginning balance	$15,133	$12,362
Oil and gas sales	(5,940)	(3,395)
Purchases of minerals in place	12,541	5,758
Sales of minerals in place	(581)	—
Extensions and discoveries	1,000	1,407
Net changes in prices, production cost and future development cost	5,187	215
Net changes due to revisions of previous quantity estimates	—	(19)
Development cost incurred	(1,560)	(1,348)
Accretion of discount	2,125	1,728
Net change in income taxes	(2,549)	(1,277)
Other	(505)	(298)

Ending balance	$24,851	$15,133

WHITTIER ENERGY CORPORATION AND SUBSIDIARIES

Consolidated Balance Sheets

(In Thousands)

	September 30, 2005	December 31, 2004
	(Unaudited) (Restated)	(Restated)
Assets
Current assets:
Cash and cash equivalents	$5,827	$1,461
Accounts receivable, net of allowances	8,479	2,491
Income tax receivable	—	28
Deferred income tax asset—commodity price hedging contracts	2,855	376
Prepaid assets	1,082	108

Total current assets	18,243	4,464
Investments in partnerships	256	284
Investments in marketable securities	282	1,054
Goodwill, Olympic Resources acquisition	1,485	1,485
Other assets	279	—
Oil and gas properties on the basis of full cost accounting:
Proved Properties, subject to amortization	78,875	23,360
Unproved properties, not subject to amortization	23,927	2,442
Other equipment and fixtures	97	119
Accumulated depletion, depreciation and amortization	(10,599)	(6,108)

	92,300	19,813
Total assets	$112,845	$27,100

See accompanying notes.

WHITTIER ENERGY CORPORATION AND SUBSIDIARIES

Consolidated Balance Sheets

	September 30, 2005	December 31, 2004
	(Unaudited) (Restated)	(Restated)
Liabilities and stockholders' equity
Current liabilities:
Accounts payable	$5,894	$2,814
Taxes payable	87	29
Commodity price hedging contracts, current portion	8,170	1,087
Revolving credit facility, current portion	—	1,650

Total current liabilities	14,151	5,580
Deferred income tax liability	21,237	834
Revolving credit facility	17,000	6,095
Convertible subordinated note payable	—	1,787
Asset retirement obligation	593	121
Commodity price hedging contracts	3,480	737

	56,461	15,154
Redeemable, convertible, cumulative Preferred Stock, Series A, 8% 895,912 shares issued and outstanding	46,066	—
Commitments and contingencies
Stockholders' equity:
Common stock, $.001 par value, 100,000,000 shares authorized, 3,983,659 and 3,841,134 shares issued and outstanding as of September 30, 2005 and December 31, 2004, respectively	4	4
Additional paid-in capital	7,501	6,661
Accumulated other comprehensive income, unrealized gain (loss) on marketable securities, net of taxes of ($16) and $64, at September 30, 2005 and December 31, 2004	(30)	119
Accumulated other comprehensive loss, hedging contracts, net of taxes of $3,794 and $634, at September 30, 2005 and December 31, 2004	(7,046)	(1,178)
Retained earnings	9,889	6,340

Total stockholders' equity	10,318	11,946

Total liabilities and stockholders' equity	$112,845	$27,100

See accompanying notes.

WHITTIER ENERGY CORPORATION AND SUBSIDIARIES

Consolidated Statements of Operations

(In Thousands, Except Share Data)

(Unaudited)

	Three Months Ended September 30, 2005	Three Months Ended September 30, 2004	Nine Months Ended September 30, 2005	Nine Months Ended September 30, 2004
		(Restated)		(Restated)
Oil and gas revenues	$9,595	$2,867	$16,253	$6,942
Costs and expenses:
Lease operating expenses	1,381	857	3,374	1,996
Production taxes	777	260	1,343	633
Depreciation, depletion, and amortization	2,835	701	4,492	1,676
Ineffective portion of hedge contracts	687	—	798	—
General and administrative expenses	1,186	375	2,042	1,049

Total costs and expenses	6,866	2,193	12,049	5,354

Income from operations	2,729	674	4,204	1,588
Other income (expense):
Interest and dividend income	6	1	15	2
Interest expense	—	(109)	(224)	(198)
Gain from sales of marketable securities	902	—	1,267	—
Impairment of marketable securities	—	—	—	(645)
Partnership income	75	47	198	168

Other income (expense)	983	(61)	1,256	(673)

Income before income taxes	3,712	613	5,460	915
Provision for income taxes	1,299	(11)	1,911	320

Net income	$2,413	$624	$3,549	$595

See accompanying notes.

WHITTIER ENERGY CORPORATION AND SUBSIDIARIES

Consolidated Statements of Operations (Unaudited)

	Three Months Ended September 30, 2005	Three Months Ended September 30, 2004	Nine Months Ended September 30, 2005	Nine Months Ended September 30, 2004
		(Restated)		(Restated)
Basic earnings per share:
Net income per share	$.61	$ . 16	$.91	$.17

Weighted average number of shares outstanding (basic)	3,954,756	3,829,491	3,885,515	3,535,803

Diluted earnings per share:
Net income per share	$.19	$.16	$.47	$.17

Weighted average number of shares outstanding (dilutive)	12,733,270	4,076,075	7,578,127	3,773,846

Net income	$2,413	$624	$3,549	$595
Diluted net income:
Interest on convertible subordinated note	—	25	38	28

Diluted net income	$2,413	$649	$3,587	$623

Dilutive securities outstanding:
Basic shares outstanding	3,954,756	3,829,491	3,885,515	3,535,803
Stock options and warrants	181,397	246,584	98,039	—
Convertible subordinated note	67,997	—	220,416	—
Series A preferred stock	8,529,120	—	3,374,157	238,043

Diluted shares outstanding, assuming conversion of dilutive securities	12,733,270	4,076,075	7,578,127	3,773,846

See accompanying notes.

WHITTIER ENERGY CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(In Thousands)

(Unaudited)

	Nine Months Ended September 30, 2005	Nine Months Ended September 30, 2004
		(Restated)
Cash flows from operating activities
Net income (loss)	$3,549	$595
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation, depletion, and amortization	4,492	1,676
Deferred income tax provision	1,911	320
(Gain) on the sale of marketable securities	(1,267)	—
Partnership income	(198)	(168)
Impairment of marketable securities	—	645
Ineffective portion of hedge loss	798	—
Increase in accounts receivable	(2,640)	(1,095)
Increase in prepaids and other receivables	(822)	(53)
Increase in accounts payable	2,150	1,511
Increase in taxes payable	58	86

Net cash provided from operating activities	8,031	3,517

Cash flows from investing activities
Net investment in oil and gas properties	(8,556)	(11,364)
Acquisition of RIMCO Production Company, net of cash acquired	(55,377)	—
Proceeds from the sale of oil and gas properties	4,119	525
Investments in partnerships	(6)	(64)
Distributions from partnerships	231	217
Proceeds from sale of marketable securities	1,810	7

Net cash used in investing activities	(57,779)	(10,679)

Cash flows from financing activities
Proceeds from revolving credit facility	21,000	4,050
Payments on revolving credit facility	(11,745)	(690)
Proceeds from convertible note	—	1,787
Payments on convertible note	(1,072)	—
Debt issuance costs	(266)	—
Net proceeds from private placement	—	2,331
Net proceeds from preferred stock offering	46,066	—
Proceeds from stock option exercises	131	—

Net cash provided from financing activities	54,114	7,478

WHITTIER ENERGY CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows (Unaudited)

	Nine Months Ended September 30, 2005	Nine Months Ended September 30, 2004
		(Restated)
Net increase in cash and cash equivalents	$4,366	$316

Cash and cash equivalents at beginning of period	1,461	1,037

Cash and cash equivalents at end of period	$5,827	$1,353

Supplemental cash flow disclosure
Interest paid	$706	$253

Supplemental schedule of non-cash investing and financing activities
Unrealized loss on marketable securities, net	$30	$2

Convertible note issued for purchase of South Texas properties	—	$1,787

Repayment of principal on convertible note using common stock	$715	—

Value of stock warrants issued for purchase of South Texas properties	$—	$135

Issuance of common stock in exchange for settlement of outstanding investment banking fees	$—	$40

See accompanying notes.

Whittier Energy Corporation

Notes to Consolidated Financial Statements

(Unaudited)

1. General

        Whittier Energy Corporation, a Nevada corporation ("Whittier"), is an independent oil and gas exploration and production company engaged in the acquisition, exploration and development of oil and gas properties in the continental United States. As of September 30, 2005, Whittier had five wholly owned subsidiaries, including Whittier Energy Company ("Whittier Energy"), a Nevada corporation, Whittier Operating, Inc. ("Whittier Operating"), a Texas corporation, Olympic Resources (Arizona) Ltd., an Arizona corporation, RIMCO Production Company, Inc. ("RIMCO"), a Delaware corporation, and Vaquero Gas Company, Inc. ("Vaquero"), a Texas corporation. Whittier Operating is a direct subsidiary of Whittier Energy and Vaquero is a direct subsidiary of RIMCO. References to the "Company" refer to Whittier and its subsidiaries.

        Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted. Reference should be made to the relevant notes to the financial statements included in the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004. The information furnished herein was taken from the books and records of the Company without audit. However, the information reflects all adjustments, which are, in the opinion of management, normal recurring adjustments necessary for the fair statement of the results for the interim periods presented. The results of operations for the interim period are not necessarily indicative of the results to be expected for any future interim period or for the year.

        In conjunction with the RIMCO acquisition, we adopted the full cost method of accounting for our oil and gas activities. The Company believes that the full cost method of accounting more appropriately reflects the operating results of an independent oil and gas producer that expends significant amounts of capital on exploration activities in order to discover proved reserves. Accordingly, the Company believes full cost accounting is the preferred method for the post-acquisition Company. We arrived at this conclusion based on a number of considerations, including: 1) the material size of the transaction and RIMCO's historical use of full cost accounting; 2) the composition of RIMCO's acquired assets; 3) the nature of RIMCO's prospect generation business and technical personnel; and 4) the Company's anticipated exploration projects and capital expenditures subsequent to the Acquisition. Additionally, the full cost method is used by many of Whittier's peers, and management believes the change will enhance the overall transparency and peer group comparability of the Company's financial statements. The Company's conversion to full cost accounting is currently under review by the SEC, in connection with the SEC's review of Whittier's registration statements on Forms SB-2 filed on August 8, 2005. Whittier's financial results have been retroactively restated to reflect the conversion to the full cost method, which is further described in Note 8.

        A comparison of the Company's previously presented net income, in thousands, and earnings per share under the successful efforts method of accounting to its results of operations disclosed herein are as follows (in thousands):

	Three Months Ended September 30, 2004	Nine Months Ended September 30, 2004
Net income, as originally presented	$560	$246

Basic net income per share, as originally presented	$0.15	$0.07

Diluted net income per share, as originally presented	$0.14	$0.07

Net income, as adjusted	$624	$595

Basic net income per share, as adjusted	$0.16	$0.17

Diluted net income per share, as adjusted	$0.16	$0.17

        In addition to the retroactive restatement to reflect the conversion to the full cost method and the one-for-three reverse stock split, the Company's financial statements have also been restated to reflect a purchase price paid for Olympic Resource Ltd. ("Olympic") based upon the quoted trading value of the Company's common stock at the time of its September 2003 reverse merger rather than Olympic's net asset value. The Company recognized approximately $1.5 million in goodwill as a result of the adjustment, with a corresponding increase in additional paid-in capital in stockholders' equity. The adjustment had no impact on the Company's earnings for the periods presented herein.

        On July 1, 2005, the Company effected a one-for-three reverse split of its authorized and outstanding shares of common stock. All historical weighted average share and per share amounts have been restated to reflect the reverse stock split. In addition to the retroactive restatement to reflect the conversion to the full cost method and the one-for-three reverse stock split, certain prior period amounts have been reclassified to conform to the current period presentation, including netting deferred tax assets and liabilities on the Company's consolidated balance sheets and reclassifying the Company's liability for its hedging commodity contracts between current and long-term liabilities. Such reclassifications had no effect on the Company's net income or stockholders' equity.

        On June 15, 2005, Whittier completed the acquisition of RIMCO Production Company, Inc., a privately held Delaware corporation, for approximately $57.1 million (the "Acquisition"). The Acquisition was structured as a merger of RPC Acquisition Company, Inc., a Delaware corporation wholly owned by Whittier, into RIMCO. Upon closing of the Acquisition, Whittier became the sole owner of RIMCO. The existing shareholders of RIMCO received total consideration of approximately $55 million in cash, subject to certain adjustments, which are discussed below. Whittier is the accounting and legal acquirer of RIMCO. The Acquisition is further described in Note 14.

        Contemporaneously with the Acquisition and to fund a portion of the purchase price, Whittier issued and sold 852,912 shares of Series A 8% Automatically Convertible Preferred Stock (the "Series A Preferred Stock") for an aggregate offering amount of approximately $50 million. The

Company's Series A Preferred Stock is further described in Note 10. Whittier also entered into a new $75 million revolving credit facility with an initial borrowing base of $30.5 million as more fully described in Note 9.

2. Earnings (Loss) Per Common Share

        Basic earnings (loss) per common share is calculated by dividing net income or loss by the aggregate weighted average number of shares outstanding during the periods. Diluted earnings (loss) per share considers the dilutive effect of the average number of common stock equivalents, consisting of the Company's common stock options and warrants and common stock underlying a convertible note (see Note 9) and preferred stock (See Note 10) that were outstanding during the periods. The Company had no anti-dilutive common stock equivalents outstanding for the three and nine months ended September 30, 2005, respectively.

3. New Accounting Standards

        In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 123(R), "Share—Based Payment," a revision of SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123(R) supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees" and amends SFAS No. 95, "Statement of Cash Flows." SFAS No. 123(R) requires a company to recognize equity based compensation, including stock option grants, at fair value in the income statement, and discontinues accounting for equity based compensation under APB Opinion No. 25, the intrinsic value method. The requirements of this pronouncement are effective for fiscal periods beginning after December 15, 2005, for small business filers. Whittier currently accounts for equity based compensation using APB Opinion No. 25 under which no compensation cost for employee stock options has been recognized. SFAS No. 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as cash flow from financing activities rather than as cash flow from operations, as required currently. The Company will adopt SFAS No. 123(R) as of January 1, 2006. The Company is currently evaluating the impact of the adoption of SFAS No. 123(R) on its financial statements.

        In July 2005, the FASB issued the exposure draft "Accounting for Uncertain Tax Positions, a proposed interpretation of FASB Statement No. 109." The proposed interpretation would apply to all open tax positions under SFAS No. 109. The conclusions in this interpretation apply to the initial recognition of tax benefits, recognition of tax positions, measurement of tax benefits, and classification of tax liabilities. The comment period on this exposure draft ended in September 2005, and the Company is currently assessing the impact, if any, that this interpretation would have on our financial position and results of operations. The proposed enactment date would require adoption effective December 31, 2005.

4. Stock Based Compensation

        The Company accounts for stock based compensation using the intrinsic value method under APB Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS No. 123, "Accounting for Stock-based Compensation" requires that pro forma information regarding net income and earnings per share be determined as if the Company had accounted for its employee stock options under the fair value method as defined in SFAS No. 123. We estimate the fair value for options issued during the period, if any, as of the date of grant using the Black-Scholes option pricing model by using weighted average assumptions, volatility factors of the expected market price of the Company's common stock, and the weighted average life expectancy of the options.

        In December 2003, the Company's Board of Directors approved a Long Term Incentive Plan (the "Plan"), which was ratified by the Company's stockholders in July 2004. The Plan sets aside a total of 520,000 shares of the Company's common stock for issuance to the Company's officers, directors, employees, and consultants. On October 18, 2005, the Company's stockholders approved expanding the number of shares of common stock available for issuance under the Plan to 1,876,000.

        During January 2004, the Company granted a total of 243,000 options to purchase the Company's common stock at an average exercise price of $5.25 per share to certain directors, officers, and employees of the Company, of which 5,000 options were cancelled in May 2004. The options vest ratably over a three-year period from the date of grant and have a term of five years. The fair market value of the net options outstanding on the date of grant was estimated to be $1,088,611, or $4.56 per share, using the Black-Scholes option pricing model with the following weighted average assumptions: risk free interest rate of 4%, dividend yield of 0%, volatility factors of the expected market price of the Company's common stock of 4.74, and a weighted average life expectancy of the options of 3.5 years. The Company issued an additional 19,834 options to various employees of the Company during the year ended December 31, 2004, with an average exercise price of $4.92 per share, also subject to three-year ratable vesting with a term of five years. The fair market value of the options on the date of grant was estimated to be approximately $51,000, or $2.58 per share, using the Black-Scholes option pricing model using weighted average assumptions applicable on the date of grant. The Company issued an additional 39,278 options to various employees and consultants of the Company during the nine months ended September 30, 2005, with an average exercise price of $7.75 per share. The fair market value of the options on the date of grant was estimated to be approximately $132,000, or $3.36 per share, using the Black-Scholes option pricing model using weighted average assumptions applicable on the date of grant. The Company granted a total of 408,213 options to various directors, officers, employees and consultants of the Company on November 3, 2005, with an exercise price of $8.20 per share. The fair market value of the options on the date of grant was estimated to be approximately $1.6 million, or $3.96 per share, using the Black-Scholes option pricing model using weighted average assumptions applicable on the date of grant.

        For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the option's vesting period. The Company's pro forma information is as follows (in thousands):

	Three Months Ended September 30, 2005	Three Months Ended September 30, 2004	Nine Months Ended September 30, 2005	Nine Months Ended September 30, 2004
		(Restated)		(Restated)
Net income under APB No. 25	$2,413	$624	$3,549	$595
Deduct: Stock-based compensation expense determined under the fair value method, net of tax	(70)	(62)	(199)	(176)

Pro forma net income	$2,343	$562	$3,350	$419

Pro forma basic earnings per share	$.59	$.15	$.86	$.12

Pro forma diluted earnings per share	$.18	$.14	$.45	$.12

        In the three months ended September 30, 2005, 3,336 and 16,664 options to acquire the Company's common stock at an average exercise price of $5.82 were exercised and expired unexercised, respectively. An additional 1,666 options were exercised in October 2005, at an exercise price of $5.10 per share.

5. Asset Retirement Obligation

        As of September 30, 2005, the Company had an estimated future abandonment obligation of $592,690, including $554,271 in costs capitalized to oil and gas properties and $38,419 in cumulative accretion expense.

        The activity related to the Company's future asset retirement obligation for the nine months ended September 30, 2005, is as follows (in thousands):

Nine Months Ended September 30, 2005
(in thousands)
Beginning asset retirement obligation	$121
Liabilities incurred during the period	453
Liabilities settled during the period	—
Accretion expense	19

Ending asset retirement obligation	$593

6. Marketable Securities

        The Company's investments in marketable securities are classified as "available-for-sale" in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." As

a result, these investments are carried at fair market value as of the relevant balance sheet dates. Unrealized gains and losses are excluded from net income and reported in a separate component of stockholder's equity as accumulated other comprehensive income.

        The carrying amount and estimated market value of the investments as of September 30, 2005 and December 31, 2004 are as follows (in thousands):

	As of September 30, 2005
	Cost	Fair Value
PYR Energy, Inc., 173,625 Shares	$328	$282

Total	$328	$282

	As of December 31, 2004
	Cost	Fair Value
Chaparral Resources, Inc., 543,850 Shares	$544	$870
PYR Energy, Inc., 173,625 Shares	328	184

Total	$872	$1,054

        The Company recognizes any unrealized gain or loss on its marketable securities when the securities are sold or when the Company determines that a permanent impairment has occurred. As of March 31, 2004, the Company reclassified its unrealized loss in Chaparral Resources, Inc. ("Chaparral") as "other than temporary" and recognized an impairment of $645,476, reducing the Company's book basis in the securities to $543,850. The Company has monetized its investment in Chaparral in order to utilize the proceeds for the acquisition, exploration and development of oil and gas properties. During the nine months ended September 30, 2005, the Company sold 543,850 shares of Chaparral for $1,810,595, realizing a gain of $1,266,745. During the three months ended September 30, 2005, the Company sold 277,075 shares of Chaparral for $1,178,953, realizing a gain of $901,878.

        The Company recorded an unrealized loss as a component of other comprehensive income of $29,716, net of deferred taxes of $16,000, for the nine months ended September 30, 2005 and recorded an unrealized gain of $118,708, net of deferred taxes of $63,920, for the period ended December 31, 2004.

        The Company is subject to certain trading restrictions for its investment in PYR due to SEC regulations regarding stock traded by an affiliate of a public company, which may limit or prohibit the Company's ability to dispose of its investment in the future. The Company's President and Chief Executive Officer and an independent director currently serve as independent directors on PYR's Board of Directors, making them both insiders of PYR.

        A reconciliation of the pre- and post-tax impact of the Company's marketable securities on accumulated other comprehensive income for the nine months ended September 30, 2005 is as follows (in thousands):

	Pre-tax	After-tax
Accumulated other comprehensive income, December 31, 2004	$183	$119
Reclassified into earnings	(1,267)	(824)
Change in fair market value	1,038	675

Accumulated other comprehensive loss, September 30, 2005	$(46)	$(30)

7. Investments in Partnerships

        The original cost basis, cumulative distributions and book value of the Company's partnership investments as of September 30, 2005 and December 31, 2004, were as follows (in thousands):

	Investment Cost Basis	Cumulative Distributions	September 30, 2005 Net Book Value
KAB Acquisition L.P.—II, 8.0% Limited Partnership Interest	$150	$(258)	$—
KAB Acquisition L.P.—III, 6.4286% Limited Partnership Interest	150	(207)	—
KAB Acquisition L.L.L.P.—IV, 7.2% Limited Partnership Interest	150	(270)	—
KAB Acquisition L.L.L.P.—V, 7.5% Limited Partnership Interest	150	(177)	—
KAB Acquisition L.L.L.P.—VI, 2.1825% Limited Partnership Interest	150	(75)	75
Avalanche Royalty Partners LLC, 8.925% Membership Interest	341	(511)	—
Rincon Energy Partners, LLC, 10% Membership Interest	181	—	181

Total	$1,272	$(1,498)	$256

	Investment Cost Basis	Cumulative Distributions	December 31, 2004 Net Book Value
KAB Acquisition L.P.—II, 8.0% Limited Partnership Interest	$150	$(247)	$—
KAB Acquisition L.P.—III, 6.4286% Limited Partnership Interest	150	(178)	—
KAB Acquisition L.L.L.P.—IV, 7.2% Limited Partnership Interest	150	(218)	—
KAB Acquisition L.L.L.P.—V, 7.5% Limited Partnership Interest	150	(139)	11
KAB Acquisition L.L.L.P.—VI, 2.1825% Limited Partnership Interest	150	(52)	98
Avalanche Royalty Partners LLC, 8.925% Membership Interest	341	(432)	—
Rincon Energy Partners, LLC, 10% Membership Interest	175	—	175

Total	$1,266	$(1,266)	$284

        The Company records its book value in partnership investments at their cost basis, less cumulative cash distributions from each investment. Cash distributions in excess of basis are recorded as partnership income and any impairment of partnership investment is recorded as a charge to income. The Company periodically reviews its partnership investments for impairment by comparing each investment's book value against its fair value. Management uses its best efforts to estimate fair value in its partnership investments, based on the historical and expected future performance of each investment, as well as consideration of any significant events affecting the underlying assets of each partnership, which may limit the Company's ability to recover its investment. Any resulting impairment is recorded in earnings in the period the Company determines that an impairment exists. The Company recognized partnership income of $74,633 and $197,993 for the quarter and nine months ended September 30, 2005, compared to partnership income of $47,066 and $168,279 for the quarter and nine months ended September 30, 2004, respectively.

8. Oil and Gas Properties, Equipment and Fixtures

        Whittier has adopted the full cost method of accounting for its oil and gas properties. Previously, the Company followed the successful efforts method of accounting for its oil and gas activities. Whittier believes that the full cost method is preferable for a company more actively involved in the exploration and development of oil and gas reserves. Additionally, the full cost method is used by certain of Whittier's peers and management believes the change will improve the comparability of Whittier's financial statements with its peer group. Furthermore, RIMCO used the full cost method of accounting for its operations and RIMCO's assets constitute more than 50% of the Company's total assets. Whittier's financial results have been retroactively restated to reflect the full cost method of accounting.

        As prescribed by full cost accounting rules, all costs associated with property acquisition, exploration, and development activities are capitalized. Exploration and development costs include dry hole costs, geological and geophysical costs, direct overhead related to exploration and development activities and other costs incurred for the purpose of finding oil and gas reserves. Salaries and benefits paid to employees directly involved in the exploration and development of oil and gas properties as well as other internal costs that can be specifically identified with acquisition, exploration, and development activities are also capitalized.

        In accordance with full cost accounting rules, Whittier is subject to a limitation on capitalized costs. The capitalized cost of oil and gas properties, net of accumulated depreciation, depletion, and amortization, may not exceed the estimated future net cash flows from proved oil and gas reserves discounted at 10 percent, plus the lower of cost or fair market value of unproved properties as adjusted for related tax effects. If capitalized costs exceed this limit (the "ceiling limitation"), the excess must be charged to expense. Whittier did not have any adjustment to earnings due to the ceiling limitation for the periods presented herein.

        The costs of certain unevaluated oil and gas properties and exploratory wells being drilled are not included in the costs subject to amortization. Whittier has assessed costs not being amortized for possible impairments or reductions in value. If a reduction in value had occurred, the portion of the carrying cost in excess of the current value would have been transferred to the costs subject to amortization.

9. Notes Payable

        The Company's outstanding debt obligations as of September 30, 2005 include $17 million in long-term debt under its Credit Facility. For the quarter ended September 30, 2005, the Company capitalized 100% of its total interest incurred of $336,282 to its unevaluated oil and gas properties. For the nine months ended September 30, 2005, the Company incurred interest expense of $224,496, net of capitalized interest of $481,468. For the quarter and nine months ended September 30, 2004, the Company incurred total interest expense of $108,290, net of capitalized interest of $32,868, and $197,338, net of capitalized interest of $55,167.

Revolving Credit Agreement

        In connection with the Acquisition, on June 15, 2005 Whittier entered into a $75 million revolving Credit Facility with BNP Paribas as the lead bank and administrative agent. The Credit Facility had an initial borrowing base of $30.5 million. Whittier borrowed $20 million from the Credit Facility to partially fund the Acquisition and to fully repay approximately $8.5 million in principal and accrued interest outstanding on the Company's previous revolving credit facility with Compass Bank, as well as $1 million of bank debt held by RIMCO. The Company repaid $3.0 million in principal outstanding on the Credit Facility on September 30, 2005. The borrowing base is subject to review and adjustment on a semi-annual basis. Amounts outstanding under the revolver will bear interest at specified margins over the London Interbank Offered Rate ("LIBOR") of 1.50% to 2.25%. Such margins will fluctuate based on the utilization of the facility. Borrowings under the revolver are secured by first priority liens on substantially all of our assets, including equity interests in subsidiaries. The Company is subject to certain financial covenants pertaining to minimum working capital levels, minimum coverage of interest expenses, and a maximum leverage ratio. In addition, Whittier is subject to covenants limiting dividends and other restricted payments, transactions with affiliates, incurrence of debt, changes of control, asset sales, and liens on properties. All amounts drawn under the revolver will mature June 15, 2008.

        The Credit Agreement is collateralized by substantially all of the Company's assets and the Company is subject to various covenants, representations and warranties as established by the credit agreement. The primary covenants agreed to by the Company under the credit agreement, as amended, include the following:

  •
  The Company will maintain a ratio of total debt to consolidated EBITDAX (net income before interest expenses, taxes, depreciation, depletion, amortization, exploration costs, and other non-cash expenses less non-cash income and capitalized expenses) for the most recent period of four fiscal quarters of no greater than 3.5 to 1.0, calculated on a pro-forma basis for the Acquisition and exclusive of the Company's Series A Preferred Stock; and

  •
  The Company will maintain a current ratio, determined quarterly, of current assets to current liabilities, inclusive of available borrowing base under the Credit Facility and exclusive of any current portion of principal outstanding under the Credit Facility, the current fair value of outstanding commodity price hedging contracts, and the current balance of asset retirement obligations under FAS 143, of at least one to one.

        The Company was in compliance with these covenants as of September 30, 2005 and has classified all of its outstanding indebtedness as long-term. The Company's next borrowing base review is scheduled during November 2005.

        Anticipated future maturities of the Credit Facility as of September 30, 2005, are as follows:

Year	Amount
(in thousands)
2005	$—
2006	—
2007	—
2008	17,000

Total	$17,000

Convertible Subordinated Note

        In June 2004, the Company issued a six-year, approximate $1.8 million subordinated note bearing interest at a rate of 7% per annum and convertible into our common stock at a conversion price of $6.00 per share to Texas Independent Exploration Limited and certain of its affiliates in connection with our acquisition of various operated working interests in three gas fields in South Texas. On July 22, 2005, Texas Independent Exploration Limited and certain of its affiliates converted $714,936 of the outstanding principal on the note into 119,156 shares of Whittier common stock at a conversion price of $6.00 per share. On that same date, Whittier repaid all remaining principal and accrued interest on the note for approximately $1.1 million in cash.

10. Series A 8% Automatically Convertible Preferred Stock

        In connection with the Acquisition, Whittier issued and sold 852,912 shares of Series A 8% Automatically Convertible Preferred Stock for an aggregate offering amount of approximately

$50 million. Whittier received approximately $46.9 million in net proceeds from the offering, in which Whittier Ventures, LLC, an affiliate of the Company, and certain officers and directors participated.

        Each share of Series A Preferred Stock may be converted at any time at the holder's election into 10 shares of Whittier's common stock and will automatically convert into 10 shares of its common stock, or a total of 8,529,120 shares of common stock, in the event Whittier's common stock is listed on the Nasdaq National Market. The Company submitted an application to list its common stock on the Nasdaq National Market on May 16, 2005 and has taken steps necessary to meet Nasdaq listing requirements, including effecting a one-for-three reverse split of its common stock on July 1, 2005 to increase its stock price above Nasdaq's $5.00 minimum bid price and appointing additional independent directors to Whittier's board. If conversion of the Series A Preferred Stock has not occurred on or before December 31, 2005, holders of the Series A Preferred Stock are entitled to receive quarterly dividends accruing from the date of initial issuance at a rate of 8% per annum.

        As a condition to the offering, the Company agreed to register the common stock underlying the Series A Preferred Stock with the U.S. Securities and Exchange Commission ("SEC") on or before December 12, 2005 and to maintain the effectiveness of the registration for two years following its effective date. The Company filed the required registration statements on August 8, 2005. In the event the registration statements are not declared effective on or before December 31, 2005, the dividend rate payable on the Series A Preferred Stock will increase to 8.5% per annum. If the Series A Preferred Stock has been converted into common stock, Whittier will make a quarterly payment of $0.03 per common share until the Company achieves effective registration with the SEC.

        The holders of the Series A Preferred Stock may vote on an as-converted basis with the Company's common stock. If 51% or more of the Series A Preferred Stock has not converted by December 31, 2005, the holders of the Series A Preferred Stock, voting separately as a class, will be entitled to elect two additional members to Whittier's board of directors and one member if between 10% and 51% of the Series A Preferred Stock has not converted. The Company is required to redeem all of the outstanding Series A Preferred Stock on September 14, 2008 at 108% of the liquidation preference, including the face value of any outstanding Series A Preferred Stock plus any accrued and unpaid dividends through the date of redemption.

11. Commodity Price Risk Hedging Instruments

        The Company held various derivative instruments, including crude oil and natural gas option agreements known as "swaps" and "collars" as of September 30, 2005 and December 31, 2004. Swaps are designed to fix the price of anticipated sales of future production, while collars are designed to establish floor and ceiling prices on anticipated sales of future production. The Company entered into the contracts at the time it acquired certain operated oil and gas property interests as a means to reduce the future price volatility on its sales of oil and gas production, as well as to achieve a more predictable cash flow from its oil and gas properties. The Company has designated its price hedging instruments as cash flow hedges in accordance with SFAS No. 133.

        Further details relating to the Company's hedging activities are as follows:

        Hedging contracts held as of September 30, 2005:

		Nymex Contract Price
Contract Period and Type	Total Volume	Floor	Ceiling/Swap Price	Fair Value
				(in thousands)
Crude Oil Contracts (barrels)
Swap Contracts:
October 2005 - December 2005	9,000	N/A	$34.75	$(283)
October 2005 - December 2005	18,000	N/A	$58.10	(148)
January 2006 - December 2006	36,000	N/A	$58.00	(302)
Collar Contracts:
October 2005 - December 2005	3,000	$26.00	$29.20	(111)
October 2005 - December 2005	3,000	$26.00	$28.95	(111)
October 2005 - December 2005	4,500	$31.00	$36.95	(132)
October 2005 - December 2005	12,000	$50.00	$68.20	(40)
January 2006 - December 2006	96,000	$30.00	$34.25	(2,983)
January 2006 - December 2006	21,600	$49.50	$68.60	(120)
January 2007 - December 2007	54,000	$47.50	$69.00	(277)
January 2007 - December 2007	78,000	$47.50	$69.25	(394)
Natural Gas Contracts (mmbtu)
Swap Contracts:
October 2005	35,000	N/A	$7.47	(225)
October 2005 - December 2005	30,000	N/A	$6.02	(162)
November 2005 - March 2006	150,000	N/A	$8.43	(876)
April 2006 - October 2006	210,000	N/A	$7.44	(654)
November 2006 - March 2007	150,000	N/A	$8.16	(449)
April 2007 - October 2007	210,000	N/A	$6.97	(391)
Collar Contracts:
October 2005	55,000	$6.75	$8.40	(234)
October 2005 - December 2005	30,000	$4.00	$7.20	(139)
October 2005 - December 2005	72,000	$5.75	$6.75	(355)
November 2005 - March 2006	250,000	$7.50	$10.10	(1,102)
April 2006 - October 2006	280,000	$6.75	$8.40	(690)
January 2006 - December 2006	120,000	$5.00	$6.45	(614)
November 2006 - March 2007	200,000	$7.25	$9.75	(449)
April 2007 - October 2007	280,000	$6.25	$7.95	(409)

			Total	$(11,650)

        Hedging Contracts Held as of December 31, 2004:

		Nymex Contract Price
Contract Period and Type	Total Volume	Floor	Ceiling/Swap Price	Fair Value
				(in thousands)
Crude Oil Contracts (barrels)
Swap Contracts:
January 2005 - December 2005	36,000	N/A	$34.75	$(278)
Collar Contracts:
January 2005 - April 2005	15,000	$19.75	$22.75	(309)
January 2005 - December 2005	12,000	$26.00	$29.20	(160)
April 2005 - December 2005	9,000	$26.00	$28.95	(119)
January 2005 - December 2005	18,000	$31.00	$36.95	(121)
January 2006 - December 2006	96,000	$30.00	$34.25	(682)
Natural Gas Contracts (mmbtu)
Swap Contracts
January 2005 - December 2005	120,000	N/A	$6.02	(27)
Collar Contracts:
January 2005 - December 2005	120,000	$4.00	$7.20	(39)
January 2005 - March 2005	72,000	$6.20	$8.40	23
April 2005 - September 2005	144,000	$5.75	$6.05	(34)
October 2005 - December 2005	72,000	$5.75	$6.75	(23)
January 2006 - December 2006	120,000	$5.00	$6.45	(55)

			Total	$(1,824)

        The Company accounts for its derivatives as cash flow hedging instruments, and recognizes gains or losses on settlement of its hedging instruments in oil and gas revenues, and changes in their fair value as a component of other comprehensive income, net of deferred taxes. The Company recognized pre-tax losses in oil and gas revenues of $1,122,515 and $2,253,896 for the three and nine months ended September 30, 2005, and $465,768 and $970,370 for the three and nine months ended September 30, 2004, respectively, due to realized settlements of its price hedge contracts during the respective periods.

        At September 30, 2005, the Company recorded unrealized losses on cash flow hedging contracts of $7,046,433, net of deferred taxes of $3,794,233, in accumulated other comprehensive income. Comparatively, at December 31, 2004, the Company recorded unrealized losses of $1,178,036, net of deferred taxes of $634,327 in accumulated other comprehensive income. As of September 30, 2005, the Company anticipates $5.3 million of unrealized losses, net of deferred taxes of $2.9 million, will be reclassified into earnings during the 12 months following September 30, 2005. The Company recorded loss from hedge ineffectiveness of $686,223 and $797,517 for the three and nine months ended September 30, 2005. As of December 31, 2004, the Company changed its method of testing the effectiveness of its cash flow hedges from the dollar offset method to regression analysis.

        The following table details the activity of the cash flow hedges on a pre-tax and after-tax basis for the period ending September 30, 2005 (in thousands).

	Pre-tax	After-tax
Accumulated other comprehensive loss, December 31, 2004	$(1,824)	$(1,178)
Reclassified into earnings	2,254	1,465
Change in fair market value	(12,069)	(7,852)
Ineffective portion of cash flow hedges	798	519

Accumulated other comprehensive loss, September 30, 2005	$(10,841)	$(7,046)

12. Related Party Transactions

        The Company's Chief Operating Officer, Daniel Silverman, received a 4.63% net profits interest ("NPI") in the Company's investment in the Beaver Dam Creek Field upon completion of the transaction in 2002. The NPI entitled Mr. Silverman to 4.63% of the Company's net operational cash flow from the field (i.e. revenues less operating costs and capital investment) after deducting related principal and interest payments under the Company's credit facility described in Note 9. The Company did not make any distributions to Mr. Silverman for the NPI in 2003 and paid Mr. Silverman a total of $16,408 in net profits in 2002. In March 2004, the Company acquired the NPI from Mr. Silverman for $70,000.

        The Company entered into a $150,000 consulting agreement with The Whittier Trust Company, an affiliate of Whittier, for the six-month period ended December 31, 2005. Under the agreement The Whittier Trust will provide various management advisory services including financial and market analysis, investor relations and consultation regarding the Company's disposition of its common stock in Chaparral Resources, Inc.

13. Commitments and Contingencies

        The Company entered into a rental lease for approximately 2,910 square feet of corporate office space in Houston, Texas on April 1, 2004, for a renewable term of 90 months. The renewal option of the lease allows the Company to extend the term of the lease for one term of five years with written notice nine months prior to the expiration date of the lease. The Company has a one-time option to cancel the lease after the 51st month of the inception of the lease. The lease requires payments of approximately $5,000 per month. In February 2005, the Company executed a preferential right letter to lease an additional 2,132 square feet adjacent to its existing office lease for approximately $3,700 per month beginning in June 2005, subject to the same general terms and conditions as the Company's existing lease. The Company has not executed an additional lease or assumed control over the additional space as of November 14, 2005, however.

        As a result of the Acquisition, the Company assumed two office leases held by RIMCO, including a rental lease in Avon, Connecticut for 6,900 square feet, which expired in October 2005 and an office lease in Houston, Texas for 9,110 square feet, which expires in October 2007. The RIMCO Connecticut lease required payments of $12,075 per month and the RIMCO Houston lease requires payments of $21,350 per month. Whittier is currently considering alternatives to consolidate and sublease its corporate office space in Houston, Texas. The Company's existing future minimum annual lease payments for the next five years as of September 30, 2005, are as follows (in thousands):

Year	Amount
(in thousands)
2005	$91
2006	316
2007	274
2008	60
2009	60
Thereafter	110

Total	$911

14. Acquisition of RIMCO Production Company, Inc.

        On June 15, 2005, Whittier acquired RIMCO Production Company, Inc., a privately held Delaware corporation, by acquiring all of the outstanding capital stock of RIMCO, for a total purchase price of $57.1 million. The Acquisition substantially increased our properties, production and undeveloped acreage. Specifically, we acquired working interests in approximately 116 active wells and one unit in 18 producing fields principally located in the Gulf Coast region in Texas, Louisiana, and Alabama and added approximately 23.1 billion cubic feet of natural gas equivalent of proved reserves, approximately 8.4 million cubic feet of natural gas equivalent of daily production, and significant undeveloped acreage with multiple prospects.

        The Acquisition was structured as a merger of RPC Acquisition Company, Inc., a Delaware corporation wholly owned by Whittier, into RIMCO Production Company, Inc. Upon closing of the Acquisition, Whittier became the sole owner of RIMCO. The existing shareholders of RIMCO received total consideration of approximately $55 million in cash, subject to certain adjustments, which are discussed below. Whittier will treat the Acquisition as a stock purchase for federal income tax purposes and is the accounting acquirer. The Company's interim results for the nine months ended September 30, 2005 include RIMCO's operating results for the period from June 15, 2005 through September 30, 2005.

        The merger agreement contains customary representations and warranties of the parties which relate to various aspects of the businesses, financial statements and other matters of the parties. The representations and warranties of RIMCO and Whittier survive the closing for a period of five months and there is a $2.125 million holdback amount that Whittier can draw under indemnification provisions in the agreement in the event of (i) a breach of representations or warranties, (ii) certain environmental defects, (iii) certain third party costs to cure title defects, and (iv) any breach or non-fulfillment of any covenant or agreement on the part of RIMCO. No recovery from the holdback can occur until claims totaling $250,000 have been made. After the deductible has been reached, the entire holdback is available for indemnification. No indemnification is available (a) in excess of the holdback or (b) for title defect claims first asserted after May 18, 2005.

        Whittier funded the Acquisition using a combination of net proceeds from a private offering of the Company's Series A Preferred Stock (approximately $46 million) and net borrowings from a new revolving Credit Facility entered into on June 15, 2005 (approximately $10.5 million). The Company's Series A Preferred Stock is more fully described in Note 10 and the Company's Credit Facility is more fully described in Note 9.

        The following table presents the allocation of the Company's $57.1 million purchase price, including professional fees and other related acquisition costs, to RIMCO's assets acquired and liabilities assumed, based upon their fair values as of June 15, 2005:

As of June 15, 2005
(in thousands)
Cash and cash equivalents	$1,727
Accounts receivable	3,320
Other current assets	152
Oil and gas properties, evaluated	56,104
Oil and gas properties, unevaluated	16,717
Other assets	13

Total assets acquired	78,033

Accounts payable	(930)
Asset retirement obligation	(446)
Deferred income tax liability	(19,553)

Total liabilities assumed	(20,929)

Net assets acquired	$57,104

        The following unaudited pro forma consolidated results of operations have been prepared as if the Acquisition had occurred as of the beginning of the period being reported (in thousands):

	Three Months Ended September 30, 2005	Three Months Ended September 30, 2004	Nine months Ended September 30, 2005	Nine months Ended September 30, 2004
Oil and gas revenues	$9,595	$6,424	$26,171	$20,133
Costs and expenses:
Lease operating expenses	1,381	1,332	4,249	4,372
Production taxes	777	391	1,891	1,185
Depreciation, depletion, and amortization	2,706	1,852	8,096	6,260
Ineffective portion of hedge contracts	687	—	798	—
General and administrative expenses(1)	1,186	1,092	4,891	3,036

Total costs and expenses	6,737	4,667	19,925	14,853

Income from operations	2,858	1,757	6,246	5,280
Other income (expense)	983	(12)	1,538	(549)

Income before income taxes	3,841	1,745	7,784	4,731
Provision for income taxes	1,344	611	2,724	1,656

Net income	$2,497	$1,134	$5,060	$3,075

Basic net income per share	$0.63	$0.30	$1.30	$0.87
Diluted net income per share	$0.20	$0.09	$0.40	$0.25
Weighted average shares outstanding:
Basic	3,954,756	3,829,491	3,885,515	3,535,803
Fully diluted	12,733,270	12,605,195	12,733,090	12,302,966

(1)
General and administrative expenses for the nine months ended September 30, 2005 reflect approximately $2.3 million in change of control costs incurred by RIMCO as a result of the Acquisition.